Exhibit 99.1

EXECUTION VERSION

GLOBAL ARRANGEMENT AGREEMENT	**ГЛОБАЛЬНОЕ СОГЛАШЕНИЕ ОБ УРЕГУЛИРОВАНИИ**
– AMONG – **THE KYRGYZ REPUBLIC**	**- МЕЖДУ –** **КЫРГЫЗСКОЙ РЕСПУБЛИКОЙ**
– AND –	**- И –**
KYRGYZALTYN JSC	**ОАО «КЫРГЫЗАЛТЫН»**
– AND –	**- И –**
CENTERRA GOLD INC.	**КОМПАНИЕЙ «ЦЕНТЕРРА ГОЛД ИНК.»**
– AND –	**- И –**
(AS OF AND FROM THE CLOSING DATE)	**(ПО СОСТОЯНИЮ НА ДАТУ ЗАКРЫТИЯ И ПОСЛЕ НЕЕ)**
KUMTOR GOLD COMPANY CJSC	**ЗАО «КУМТОР ГОЛД КОМПАНИ»**
– AND –	**- И –**
KUMTOR OPERATING COMPANY CJSC	**ЗАО «КУМТОР ОПЕРЕЙТИНГ КОМПАНИ»**
______________________________	______________________________
DATED APRIL 4, 2022	**ДАТА: 4 АПРЕЛЯ 2022 г.**
Table of Contents	**Содержание**
1. RELEASES AND COVENANTS NOT TO SUE 7	1. ОСВОБОЖДЕНИЯ И ОБЯЗАТЕЛЬСТВА НЕ ОБРАЩАТЬСЯ В СУД 7
2. SHARE EXCHANGE 17	2. ОБМЕН АКЦИЯМИ 17
3. RECLAMATION TRUST FUND 20	3. ТРАСТОВЫЙ ФОНД РЕКУЛЬТИВАЦИИ 20
4. TERMINATION OF PROJECT AGREEMENTS 21	4. РАСТОРЖЕНИЕ СОГЛАШЕНИЙ ПО ПРОЕКТУ 21
5. CERTAIN PAYMENTS 22	5. ОПРЕДЕЛЕННЫЕ ПЛАТЕЖИ 22
6. COOPERATION RE KGC/KOC 24	6. СОТРУДНИЧЕСТВО «КГК»/«КОК» 24
7. CLOSING DATE; CONDITIONS PRECEDENT; KGC/KOC 26	7. ДАТА ЗАКРЫТИЯ; ПРЕДВАРИТЕЛЬНЫЕ УСЛОВИЯ; «КГК»/«КОК» 26

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8. OTHER MATTERS 48	8 ПРОЧИЕ ВОПРОСЫ 48
APPENDIX 1 DEFINITIONS AND RULES OF INTERPRETATION 58	ПРИЛОЖЕНИЕ 1 ОПРЕДЕЛЕНИЯ И ПРАВИЛА ТОЛКОВАНИЯ 58
APPENDIX 2 CONDITIONS PRECEDENT 75	ПРИЛОЖЕНИЕ 2 ПРЕДВАРИТЕЛЬНЫЕ УСЛОВИЯ 75
APPENDIX 3 REPRESENTATIONS AND WARRANTIES 80	ПРИЛОЖЕНИЕ 3 ЗАВЕРЕНИЯ И ГАРАНТИИ 80
APPENDIX 4 TERMINATION OF PROCEEDINGS 100	ПРИЛОЖЕНИЕ 4 ПРЕКРАЩЕНИЕ РАЗБИРАТЕЛЬСТВ 100
APPENDIX 5 DISPUTE RESOLUTION; REMEDIES 108	ПРИЛОЖЕНИЕ 5 МЕХАНИЗМ РАЗРЕШЕНИЯ СПОРОВ; СРЕДСТВА ПРАВОВОЙ ЗАЩИТЫ 108
APPENDIX 6 FORM OF ARBITRATION TERMINATION LETTER 111	ПРИЛОЖЕНИЕ 6 ФОРМА ПИСЬМА О ПРЕКРАЩЕНИИ АРБИТРАЖНОГО РАЗБИРАТЕЛЬСТВА 111
APPENDIX 7 FORM OF CONSENT AWARDS 114	ПРИЛОЖЕНИЕ 7 ФОРМА АРБИТРАЖНЫХ РЕШЕНИЙ НА СОГЛАСОВАННЫХ УСЛОВИЯХ 114
APPENDIX 8 FORM OF CANADIAN PROCEEDINGS UNDERTAKING 138	ПРИЛОЖЕНИЕ 8 ФОРМА ОБЯЗАТЕЛЬСТВ ПО КАНАДСКОМУ РАЗБИРАТЕЛЬСТВУ 138
APPENDIX 9 FORM OF SHARE EXCHANGE DOCUMENTATION 140	ПРИЛОЖЕНИЕ 9 ФОРМА ДОКУМЕНТОВ ПО ПЕРЕДАЧЕ АКЦИЙ 140
APPENDIX 10 CLOSING NOTICE 150	ПРИЛОЖЕНИЕ 10 УВЕДОМЛЕНИЕ О ЗАКРЫТИИ 150
APPENDIX 11 RESERVED 153	ПРИЛОЖЕНИЕ 11 ЗАРЕЗЕРВИРОВАНО 153
APPENDIX 12 FORM OF RELEASE AGREEMENT 154	ПРИЛОЖЕНИЕ 12 ФОРМА СОГЛАШЕНИЯ ОБ ОСВОБОЖДЕНИИ ОТ ОТВЕТСТВЕННОСТИ 154
APPENDIX 13 FORM OF PLAN OF ARRANGEMENT 159	ПРИЛОЖЕНИЕ 13 ФОРМА ПЛАНА РЕОРГАНИЗАЦИИ 159
APPENDIX 14 FORM OF ARRANGEMENT RESOLUTION 188	ПРИЛОЖЕНИЕ 14 ФОРМА РЕЗОЛЮЦИИ О РЕОРГАНИЗАЦИИ 188
APPENDIX 15 RTD TERMINATION DEED 191	ПРИЛОЖЕНИЕ 15 АКТ О ПРЕКРАЩЕНИИ ДЕЙСТВИЯ ТДР 191
APPENDIX 16 NOTICES 192	ПРИЛОЖЕНИЕ 16 УВЕДОМЛЕНИЯ 192

THIS GLOBAL ARRANGEMENT AGREEMENT (THE "AGREEMENT") IS MADE ON APRIL 4, 2022 (THE "EXECUTION DATE")	**НАСТОЯЩЕЕ ГЛОБАЛЬНОЕ СОГЛАШЕНИЕ ОБ УРЕГУЛИРОВАНИИ («СОГЛАШЕНИЕ») ЗАКЛЮЧЕНО 4 АПРЕЛЯ 2022 ГОДА («ДАТА ПОДПИСАНИЯ СОГЛАШЕНИЯ»)**

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- 3 - AMONG: МЕЖДУ: A . THE KYRGYZ REPUBLIC (the “ Kyrgyz Republic ”, or the “ KR ”) , represented by the Cabinet of Ministers of the Kyrgyz Republic (the “ KR Government ”), acting on behalf of the Kyrgyz Republic ; A. КЫРГЫЗСКАЯ РЕСПУБЛИКА (далее « Кыргызская Республика» или « КР »), представленная Кабинетом Министров Кыргызской Республики (далее « Правительство КР »), действующим от имени Кыргызской Республики ; B . KYRGYZALTYN JSC , an open joint stock company organized under the laws of the Kyrgyz Republic, whose sole shareholder is the State Property Management Fund of the Government of the Kyrgyz Republic (“ Kyrgyzaltyn ”) ; and B . ОАО «КЫРГЫЗАЛТЫН» , открытое акционерное общество, организованное в соответствии с законодательством Кыргызской Республики, единственным акционером которого является Фонд по управлению государственным имуществом при правительстве Кыргызской Республики (« Кыргызалтын ») ; и C . CENTERRA GOLD INC . , a corporation incorporated under the laws of Canada (“ Centerra ”) ; and C . « ЦЕНТЕРРА ГОЛД ИНК . » , корпорация, зарегистрированная в соответствии с законодательством Канады (« Центерра ») ; и as of and from the Closing Date (prior to which such entities shall not be deemed to have entered into this Agreement and shall have no obligations hereunder) : на момент Даты закрытия и после него (до наступления этой даты такие организации не должны считаться заключившими настоящее Соглашение и не имеют обязательств, предусмотренных настоящим Соглашением) : D . KUMTOR GOLD COMPANY CJSC , a closed joint stock company organized under the laws of the Kyrgyz Republic (“ KGC ”) ; and D . ЗАО «КУМТОР ГОЛД КОМПАНИ» , закрытое акционерное общество, организованное в соответствии с законодательством Кыргызской Республики (« КГК» ) ; и E . KUMTOR OPERATING COMPANY CJSC , a closed joint stock company organized under the laws of the Kyrgyz Republic (“ KOC ”) ; E . ЗАО «КУМТОР ОПЕРЕЙТИНГ КОМПАНИ» , закрытое акционерное общество, организованное в соответствии с законодательством Кыргызской Республики (« КОК» ) ; (jointly the “ Parties ” and each individually a “ Party ”). (совместно именуемые « Стороны », а каждая в отдельности – « Сторона »). PREAMBLE ПРЕАМБУЛА A . Whereas , KGC, a wholly owned subsidiary of Centerra, has engaged in the development and operation of the Kumtor Project . A . Принимая во внимание, что «КГК», дочерняя компания, находящаяся в полной собственности компании «Центерра», занимается разработкой и эксплуатацией Проекта «Кумтор» .

- 4 - B. Whereas , Kyrgyzaltyn is the legal and beneficial owner of the KZN Centerra Shares. B. Принимая во внимание, что «Кыргызалтын» - законный владелец на правах собственности Акций KZN компании «Центерра». C . Whereas , Kyrgyzaltyn desires to acquire ownership of and assume all corresponding responsibility for KGC, KOC and the Kumtor Project, and Centerra desires to repurchase the KZN Centerra Shares, in each case on the terms and subject to the conditions contained herein . C . Принимая во внимание, что «Кыргызалтын» желает приобрести в собственность и взять на себя соответствующую ответственность за компании «КГК», «КОК» и Проект «Кумтор», а компания «Центерра» желает выкупить Акции KZN компании «Центерра», в каждом случае – на условиях и при соблюдении условий, содержащихся в настоящем Соглашении . D . Whereas , in connection with Kyrgyzaltyn acquiring ownership of and assuming all corresponding responsibility for KGC, KOC and the Kumtor Project in exchange for, among other things, Centerra repurchasing the KZN Centerra Shares, the Parties desire to fully, finally and forever settle and resolve disputes that have arisen among the Parties in relation to the Kumtor Project which have led to the Proceedings and terminate, close, dismiss or otherwise resolve the Proceedings without any admission of liability and on the terms and subject to the conditions contained herein . D . Принимая во внимание, что в связи с приобретением «Кыргызалтыном» права собственности и всей соответствующей ответственности за компании «КГК», «КОК» и Проект «Кумтор» в обмен на, помимо прочего, выкуп компанией «Центерра» Акций KZN компании «Центерра», Стороны желают полностью, окончательно и навсегда урегулировать, разрешить споры, возникшие между Сторонами в отношении Проекта «Кумтор», которые привели к Разбирательствам, и прекратить, закрыть, отклонить или иным образом урегулировать Разбирательства, не признавая какой - либо ответственности, на условиях и в соответствии с условиями, содержащимися в настоящем документе . E . Whereas , each Party denies all and any liability to each other Party or Parties in respect of the disputes which have led to the Proceedings . E . Принимая во внимание , что каждая Сторона отрицает какую - либо ответственность по отношению к другой Стороне или Сторонам в отношении споров, которые привели к Разбирательствам . F. Whereas , the following approvals of this Agreement have been obtained: F . Принимая во внимание, что были получены следующие одобрения настоящего Соглашения : (a) the special committee of the Centerra board of directors (the “ Centerra Board ”) has recommended that the Centerra Board authorize and approve : (i) the entering into by Centerra of this Agreement and the RTD Termination Deed ; (ii) the performance by Centerra of its obligations herein and (a) Специальный комитет Совета директоров компании «Центерра» (« Совет директоров компании «Центерра» ) рекомендовал Совету директоров компании «Центерра» разрешить и утвердить : (i) заключение компанией «Центерра» настоящего

- 5 - therein ; and (iii) the completion of the transactions contemplated herein and therein, subject in each case to the Centerra Shareholder Approval and the Canadian Court Approval (a true and complete copy of the form of resolution authorizing and approving the foregoing having been provided to the KR and Kyrgyzaltyn) ; Соглашения и Акта о прекращении действия ТДР; (ii) выполнение компанией «Центерра» своих обязательств по настоящему Соглашению и в связи с ним; и (iii) завершение сделок, предусмотренных в настоящем документе и в связи с ним, при условии получения в каждом случае Одобрения акционеров компании «Центерра» и Одобрения Канадского суда (подлинная и полная копия формы решения, которая допускает и утверждает указанное выше, была предоставлена КР и «Кыргызалтын») ; (b) the Centerra Board has authorized and approved : (i) the entering into by Centerra of this Agreement and the RTD Termination Deed ; (ii) the performance by Centerra of its obligations herein and therein ; and (iii) the completion of the transactions contemplated herein and therein, subject in each case to the Centerra Shareholder Approval and the Canadian Court Approval (a true and complete copy of the form of resolution authorizing and approving foregoing having been provided to the KR and Kyrgyzaltyn) ; (b) Совет директоров компании «Центерра» санкционировал и одобрил : (i) заключение компанией «Центерра» настоящего Соглашения и Акта о прекращении действия ТДР ; (ii) выполнение компанией «Центерра» своих обязательств по настоящему Соглашению и в связи с ним ; и (iii) завершение сделок, предусмотренных в настоящем документе и в связи с ним, при условии Одобрения акционерами компании «Центерра» и Одобрением Канадского суда в каждом случае (подлинная и полная копия формы решения, которая допускает и утверждает указанное выше, была предоставлена КР и «Кыргызалтын») ; (c) Centerra, as the sole shareholder, and the Boards of Directors of KGC and KOC have each authorized and approved each of KGC and KOC, respectively, to (i) from the Closing Date enter into this Agreement and (in the case of KGC) the RTD Termination Deed ; (ii) from the Closing Date perform its obligations herein and in the RTD Termination Deed ; and (iii) complete the transactions contemplated herein and in the RTD Termination Deed, including acting in accordance with Appendix 4 , Part III following the Execution Date (a true and complete copy of the form of resolutions authorizing and approving the foregoing having been provided to the KR and Kyrgyzaltyn) ; and (c) «Центерра», как единственный акционер, и Советы директоров «КГК» и «КОК» уполномочили и одобрили «КГК» и «КОК», соответственно, (i) с Даты закрытия (i) заключить настоящее Соглашение и (в случае «КГК») Акт о прекращении действия ТДР ; (ii) с Даты закрытия выполнить свои обязательства по настоящему Соглашению и Акту о прекращении действия ТДР ; и (iii) завершить сделки, предусмотренные настоящим Соглашением и Актом о прекращении действия ТДР, включая cоблюдение предписаний в Приложении 4 , Часть III после Даты подписания Соглашения (подлинная и полная копия формы резолюций, санкционирующих и

- 6 - одобряющих вышеизложенное, была предоставлена КР и «Кыргызалтыну»); и (d) (i) the shareholder and the board of directors of Kyrgyzaltyn have authorized (A) the entering into by Kyrgyzaltyn of this Agreement, (B) the performance of its obligations herein and (C) the completion of the transactions contemplated herein ; (ii) the Jogorku Kenesh of the Kyrgyz Republic has reviewed and approved the framework and conditions for the resolution of mutual claims between the Parties reflected in this Agreement, and ordered the Cabinet of Ministers to take corresponding steps to conclude this Agreement ; (iii) the President of the Kyrgyz Republic has by decree approved the framework and conditions for the resolution of mutual claims between the Parties reflected in this Agreement and instructed the Cabinet of Ministers to conclude the Agreement and the RTD Termination Deed and to facilitate the implementation thereof ; (iv) the KR Government has issued a resolution of the Cabinet of Ministers approving the draft of this Agreement and the RTD Termination Deed and authorized the execution and performance thereof ; (v) without admission as to whether it is required, the Temporary Manager has issued a letter expressing its support of the Agreement, the RTD Termination Deed and the transactions contemplated herein and therein ((i) through (v) collectively the “ KR Approvals ”, true and complete copies of which have been provided to Centerra) . (d) (i) акционер и совет директоров компании «Кыргызалтын» санкционировали (A) заключение компанией «Кыргызалтын» настоящего Соглашения, (B) выполнение своих обязательств по настоящему Соглашению и (C) завершение сделок, предусмотренных настоящим Соглашением ; (ii) Жогорку Кенеш Кыргызской Республики рассмотрел и одобрил формат и условия урегулирования взаимных претензий между Сторонами, отраженные в настоящем Соглашении, и поручил Кабинету министров принять соответствующие меры по заключению настоящего Соглашения ; (iii) своим указом Президент Кыргызской Республики одобрил формат и условия урегулирования взаимных претензий между Сторонами, отраженные в настоящем Соглашении, и поручил Кабинету министров заключить настоящее Соглашения и Акт о прекращении действия ТДР, а также способствовать их исполнению ; (iv) Правительство КР приняло резолюцию Кабинета министров, которой утвердило проект настоящего Соглашения и Акта о прекращении действия ТДР и разрешило их подписание и выполнение ; (v) без признания того, требуется ли оно, Временный управляющий предоставил письмо, в котором выразил свою поддержку Соглашения, Акта о прекращении действия ТДР и сделок, предусмотренных в них ((i) по (v) в совокупности « Одобрения КР» , подлинные и полные копии которых были предоставлены компании «Центерра»). G . Whereas , on the Closing Date, KGC and KOC shall each duly authorize, execute and deliver a counterpart of this Agreement in accordance with the provisions herein . G . Принимая во внимание, что на Дату закрытия компании «КГК» и «КОК» должным образом одобрят, подпишут и передадут экземпляры настоящего Соглашения в

- 7 - соответствии с положениями настоящего Соглашения. H . Whereas , the Parties affirm that no payments or benefits of any sort or kind whatsoever have been offered or provided under, or in connection with the making of, this Agreement or the RTD Termination Deed other than those that are provided and disclosed under this Agreement or the RTD Termination Deed . H . Принимая во внимание, что Стороны подтверждают, что никакие выплаты или льготы любого рода или вида не предлагались и не предоставлялись в рамках или в связи с заключением настоящего Соглашения или Акта о прекращении действия ТДР, кроме тех, которые предоставлены и раскрыты в настоящем Соглашении или Акте о прекращении действия ТДР . I . Whereas , certain of the transactions contemplated by this Agreement are to be implemented by way of a plan of arrangement of Centerra under the provisions of the Canada Business Corporations Act (the “ CBCA ”) . I . Принимая во внимание, что определенные сделки, предусмотренные в настоящем Соглашении будут реализованы на основании плана реорганизации компании «Центерра» в соответствии с положениями Закона Канады о коммерческих корпоративных организациях Канады ( «ЗКККО» ) . Now, therefore, the Parties agree as follows: Учитывая вышеизложенное , Стороны пришли к следующему соглашению: 1. RELEASES AND COVENANTS NOT TO SUE 1. ОСВОБОЖДЕНИЯ И ОБЯЗАТЕЛЬСТВА НЕ ОБРАЩАТЬСЯ В СУД 1 . 1 On and from the Closing Date, Centerra on behalf of itself, each of its affiliates, each of Centerra’s and its affiliates’ respective successors and assigns and, in respect of Intercompany Claims, Centerra Gold (KB) Inc . , and any other person or entity who is entitled to make a Claim in its name (but in each case excluding KGC or KOC), hereby (i) fully and forever releases and discharges the KR, each Governmental Entity, Kyrgyzaltyn, KGC, KOC and the Kyrgyzaltyn Nominees, and each of their respective affiliates, successors and assigns and each of the foregoing’s respective officials, officers, directors, employees, advisors, counsel and consultants (in each case, current, former or future), from any and all Claims arising under or in connection with the 1.1 Начиная с Даты закрытия и в дальнейшем компания «Центерра» от своего имени, имени каждого своего аффилированного лица и соответствующих правопреемников и цессионариев таких лиц и в отношении Внутригрупповых требований – от имени компании «Центерра Голд» (KB) Инк.), а также любых других физических и юридических лиц, имеющих право подавать Иски от ее имени (но в каждом случае исключая компании «КГК» и «КОК»), настоящим в полном объёме и навсегда освобождают КР, каждую Государственную организацию, «Кыргызалтын», «КГК», «КОК», Уполномоченные лица

- 8 - Project Agreements, the Kumtor Project, KGC, KOC, the Shares, including the ownership thereof, the Intercompany Claims or the Proceedings and (ii) agrees and covenants on behalf of itself and its successors and assigns and warrants on behalf of each of its affiliates never to bring, pursue or continue, threaten, voluntarily aid in any way, prosecute or cause to be commenced or prosecuted any action, directly or indirectly, on any of the Claims so released, or to make any Claim whatsoever relating to the Kumtor Project . «Кыргызалтын» и их соответствующих аффилированных лиц, правопреемников и цессионариев, и каждого из вышеупомянутых соответствующих служащих, должностных лиц, директоров, сотрудников, советников, юристов и консультантов (в каждом случае - действующих, бывших или будущих) от ответственности по любым и всем Искам, возникающим в рамках или в связи с Соглашениями по Проекту, Проектом «Кумтор», «КГК», «КОК», Акциями, включая право собственности на них, Внутригрупповыми требованиями или Разбирательствами, и (ii) соглашается и обязуется от своего имени и имени своих правопреемников и цессионариев, и гарантирует от имени каждого своего аффилированного лица никогда, не возбуждать или предъявлять иски, а также вести судебные дела прямо или косвенно по любым Искам, по которым получено такое освобождение, или предъявлять какие - либо Иски, связанные с Проектом «Кумтор». 1 . 2 On and from the Closing Date, each of the KR, Kyrgyzaltyn, KGC and KOC on behalf of itself and each of its affiliates, each of its and its affiliates’ respective successors and assigns and any Governmental Entity or any other person or entity who is entitled to make a Claim in the name of and/or for the benefit of the KR, any Governmental Entity, Kyrgyzaltyn, each of the Kyrgyzaltyn Nominees, KGC or KOC and each of their respective affiliates, hereby (i) fully and 1 . 2 Начиная с Даты закрытия и в дальнейшем КР, компании «Кыргызалтын», «КГК» и «КОК», каждая по отдельности, от своего имени и имени своих аффилированных лиц, своих правопреемников и цессионариев, а также правопреемников и цессионариев таких аффилированных лиц, и от имени любой Государственной организации или любых физических и юридических лиц,

- 9 - forever releases and discharges Centerra, its affiliates and each of Centerra’s and its affiliates’ respective predecessors, successors and assigns, and each of the foregoing’s respective shareholders, officers, directors, employees, advisors, counsel and consultants (in each case, current, former or future), without exception, together with any officer, director, employee, advisor, counsel or consultant of KGC or KOC appointed, recommended or approved by Centerra (or its nominated or appointed KGC or KOC directors or officers) or whose retention was approved by the Bankruptcy Court during the course of the Chapter 11 Proceedings (in each case, current, former or future, all of the foregoing persons together the “ Centerra Kumtor Personnel ”) and any other officer, director, employee, advisor, counsel or consultant of KGC or KOC who was in any such role as of or before May 15 , 2021 (such persons who are not also Centerra Kumtor Personnel, the “ Kumtor Personnel ”), from any and all Claims arising under or in connection with the Project Agreements, the Kumtor Project, KGC, KOC, the Shares, including the ownership thereof, the Intercompany Claims or the Proceedings (including, for the avoidance of doubt, any reclamation or environmental obligations in connection with the Kumtor Project), which release and discharge shall, solely with respect to the Kumtor Personnel, cover only Claims arising on or before May 15 , 2021 , and (ii) agrees and covenants on behalf of itself and its successors and assigns and warrants on behalf of each of its affiliates never to bring, pursue or continue, threaten, voluntarily aid in any way, prosecute or cause to be commenced имеющих право подавать Иск от имени и/или в интересах КР, любой Государственной организации, компаний «Кыргызалтын», каждого Уполномоченного лица «Кыргызалтын», «КГК» или «КОК» и каждого из их соответствующих аффилированных лиц, настоящим (i) в полном объёме и навсегда освобождает компанию «Центерра» и её аффилированных лиц и каждого из аффилированных лиц компании «Центерра» и соответствующих предшественников, правопреемников и цессионариев таких аффилированных лиц и соответствующих акционеров, должностных лиц, директоров, сотрудников, советников, юристов и консультантов вышеуказанных лиц (в каждом случае - действующих, бывших или будущих), без исключений, вместе с любыми служащими, директорами, работниками, руководителями, консультантами или юридическими консультантами «КГК» или «КОК», назначенными, рекомендованными или утвержденными компанией «Центерра» (или ее уполномоченными директорами или служащими «КГК» или «КОК»), чье сохранение на должности было утверждено Судом по делам о банкротстве в ходе Разбирательств в рамках Главы 11 (в каждом случае – действующих, бывших или будущих ; все вышеперечисленные лица вместе именуются «Персонал Центерра Кумтор» ) и любого другого служащего, директора,

- 10 - or prosecuted any action, directly or indirectly, on any of the Claims so released, or to make any Claim whatsoever relating to the Kumtor Project . However, this Clause 1 . 2 does not release any Claims that the Kyrgyzaltyn Nominees have or may have for indemnification, advancement of expenses or exculpation under the CBCA or the constating documents, resolutions or policies of Centerra or any Claims that the Kyrgyzaltyn Nominees have or may have under their respective indemnification agreements with Centerra . работника, руководителя, консультанта или юридического консультанта «КГК» или «КОК», который занимал любую такую должность по состоянию на 15 мая 2021 года или ранее (такие лица, которые не являются также Персоналом Центерра Кумтор, именуются «Персонал по Проекту «Кумтор» ), от ответственности по любым и всем Искам, возникающим в рамках или в связи с Соглашениями по Проекту, Проектом «Кумтор», «КГК», «КОК», Акциями, включая право собственности на них, Внутригрупповыми требованиями или Разбирательствами (включая, во избежание сомнений, любые обязательства по рекультивации или охране окружающей среды в связи с Проектом «Кумтор»), причем такое освобождение должно, исключительно в отношении Персонала по Проекту «Кумтор», распространяться только на Иски, возникшие до и 15 - го мая 2021 года, и (ii) соглашается и обязуется никогда от своего имени и имени своих правопреемников и цессионариев, а также гарантирует от имени каждого своего аффилированного лица, прямо или косвенно, не возбуждать дел или продолжать возбуждение дел, угрожать возбудить дело, добровольно помогать каким - либо способом, предъявлять или быть причиной предъявления или преследования освобожденных таким образом Исков напрямую или косвенно, а также вести любые дела по любым Искам, связанным с Проектом «Кумтор» . Тем не менее, данная Статья 1 . 2 не освобождает от

	любых Исков, которые могут возникнуть или возникли в отношении представителей «Кыргызалтын» касательно возмещения ущерба, авансирования расходов или освобождения от ответственности в соответствии с Законом Канады о коммерческих организациях (CBCA) или учредительными документами, резолюциями или политикой компании «Центерра», а также любых Исков, которые могут возникнуть или возникли в отношении представителей «Кыргызалтын» в соответствии с их соответствующими соглашениями о возмещении ущерба с компанией «Центерра».
1.3 On and from the Closing Date and without limiting Clause 1.2, the KR acknowledges and agrees that, notwithstanding any restriction on the authority of the KR Government to bind certain Governmental Entities under the laws of the Kyrgyz Republic, it shall constitute, and be deemed to constitute, a breach of this Agreement by the KR if a Claim released by Clause 1.2 is commenced by a Governmental Entity against any person or entity released in Clause 1.2.	1.3 Начиная с Даты закрытия и не ограничивая действие Статьи 1.2, КР признает и соглашается с тем, что, невзирая на любые ограничения полномочий Правительства КР налагать на Государственные организации обязательства в рамках законодательства Кыргызской Республики, будет являться и считаться нарушением настоящего Соглашения со стороны КР, если какая-либо Государственная организация возбудит Иск, от которого предоставляется освобождение в соответствии со Статьей 1.2, против любого физического или юридического лица, освобожденного в соответствии со Статьей 1.2.
1.4 As of the Closing Date, each of the KR, Kyrgyzaltyn, KGC and KOC acknowledges and agrees that KGC and KOC will continue to be responsible for all of their respective past, present and future liabilities	1.4 С Даты закрытия КР, компании «Кыргызалтын», «КГК» и «КОК», каждая по отдельности, признает и соглашается с тем, что компании «КГК» и «КОК» будут продолжать нести

-11-

- 12 - and that the KR, Kyrgyzaltyn, KGC and KOC are assuming all past, present and future liabilities arising under or in connection with the Kumtor Project or any Project Agreement, and none of the KR, Kyrgyzaltyn, KGC, KOC nor any Governmental Entity shall have any recourse whatsoever to Centerra with respect thereto . From the Closing Date, the KR, Kyrgyzaltyn, KGC and KOC undertake, on a joint and several basis, to indemnify, hold harmless and protect Centerra and any of its affiliates and any of its and their shareholders, officers, directors, employees, advisors, counsel or consultants, and any Centerra Kumtor Personnel from any claims, losses and damages of any kind (including reasonable attorney fees and enforcement costs) in connection with the Kumtor Project, the RTD Termination Deed, KGC or KOC including in the event of a bankruptcy or winding - up of KGC or KOC (except as specifically provided otherwise herein in connection with the Chapter 11 Proceedings) . ответственность по всем своим соответствующим прошлым, настоящим и будущим обязательствам и что КР, компании «Кыргызалтын», «КГК» и «КОК» принимают на себя всю прошлую, настоящую и будущую ответственность, возникающую в рамках или в связи с Проектом «Кумтор» или любым Соглашением по Проекту, и что ни КР, и ни одна из компаний «Кыргызалтын», «КГК», «КОК», и никакая Государственная организация не будет иметь каких - либо регрессных требований к компании «Центерра» в этом отношении . Начиная с Даты закрытия, КР, компании «Кыргызалтын», «КГК» и «КОК» обязуются совместно и порознь возмещать ущерб, ограждать и защищать компанию «Центерра» и ее аффилированные лица, а также ее и их акционеров, должностных лиц, директоров, сотрудников, советников, юристов или консультантов, а также любого из Персонала Центерра Кумтор от любых претензий, убытков и ущерба любого рода (включая обоснованные гонорары адвокатов и расходы на исполнение) в связи с Проектом «Кумтор», Актом о прекращении действия ТДР, компаниями «КОК» или «КОК», в том числе в случае банкротства или ликвидации компаний «КГК» или «КОК» (за исключением случаев, когда в настоящем документе специально предусмотрено иное в связи с Разбирательствами в рамках Главы 11 ) . 1.5 From the Closing Date, Centerra undertakes to indemnify the KR, 1.5 С Даты закрытия компания «Центерра» обязуется оградить

- 13 - Kyrgyzaltyn, the Kyrgyzaltyn Nominees, KGC and KOC and their respective affiliates and any of its and their officials, officers, directors, employees, advisors, counsel or consultants, from any Claims (including reasonable attorney fees and enforcement costs) in connection with (i) any expenses, costs and fees for which Centerra is responsible under paragraph (j) of Appendix 4 , (ii) solely in respect of the Kyrgyzaltyn Nominees, the service of the applicable Kyrgyzaltyn Nominee as a director of Centerra (to the fullest extent permitted by the CBCA) and in accordance with any existing indemnification agreement between Centerra and such person, (iii) any public disclosure (or failure to make any such disclosure) by Centerra or its representatives in connection with the Plan of Arrangement or this Agreement, (iv) any registration, report, document or other information filed or otherwise provided by Centerra under applicable securities laws or the rules of any securities exchange or any failure by Centerra to comply with applicable securities laws or the rules of any securities exchange, or (v) the authorization, recommendation or approval of this Agreement or the Plan of Arrangement by Centerra ; provided, however, that the indemnity provided for in this Clause 1 . 5 shall not apply to any Claims (x) brought by, on behalf of, and/or for the benefit of, any party giving a release under Clause 1 . 2 ; or (y) related to the conduct, actions or omissions of any party giving a release under Clause 1 . 2 that was not contemplated by this Agreeement or requested by Centerra (excluding from this clause (y), with respect to any Kyrgyzaltyn Nominee, any conduct, actions or omissions of КР, «Кыргызалтын», Уполномоченных лиц «Кыргызалтын», «КГК» и «КОК» и их соответствующих аффилированных лиц, а также любых своих и их служащих, должностных лиц, директоров, сотрудников, советников, юристов и консультантов, от любых Исков (включая разумные гонорары адвокатов и расходы на принудительное исполнение) в связи с (i) любыми расходами, издержками и затратами, за которые компания «Центерра» несет ответственность согласно пункту (j) Приложения 4 , (ii) исключительно в отношении Уполномоченных лиц «Кыргызалтына», работой соответствующего Уполномоченного лица «Кыргызалтына» в качестве директора компании «Центерра» (в максимальной степени, разрешенной CBCA) и в соответствии с любым существующим соглашением о возмещении ущерба между компанией «Центерра» и таким лицом), (iii) любым публичным раскрытием информации (или не раскрытием информации) компанией «Центерра» или ее представителями в связи с Планом реорганизации или настоящим Соглашением, (iv) любой регистрацией, отчетом, документом или другой информацией, поданной или иным образом предоставленной компанией «Центерра» в соответствии с применимым законодательством о ценных бумагах или правилами любой биржи ценных бумаг, или любым несоблюдением компанией «Центерра» применимого законодательства о ценных бумагах или правил

- 14 - such Kyrgyzaltyn Nominee which are indemnified under the applicable indemnification agreement between such Kyrgyzaltyn Nominee and Centerra) or (z) in the case of the indemnity with respect to the matters described in paragraphs (iii) or (iv) above, arising from or based upon any information included in the Circular or any disclosure described in paragraphs (iii) or (iv) above that was provided by the KR, Kyrgyzaltyn or a Kyrgyzaltyn Nominee (other than in the case of an indemnity sought by a Kyrgyzaltyn Nominee, where the existing indemnification agreement between Centerra and such Kyrgyzaltyn Nominee nevertheless provides for indemnification) in writing expressly for the purposes of inclusion in the Circular or any such other disclosure . Centerra shall procure that the Kyrgyzaltyn Nominees who served as a director of Centerra are included as insureds under any liability insurance policy maintained by Centerra for directors or former directors on a non - discriminatory basis no less favorable to such insured than to any other former director in accordance with Centerra’s generally applicable policy . любой биржи ценных бумаг, или (v) разрешением, рекомендацией или одобрением настоящего Соглашения или Плана реорганизации компанией «Центерра» ; при условии, однако, что возмещение, предусмотренное в настоящей Статье 1 . 5 не будет применяться к любым Искам, (x) предъявленным любой стороной, освобождающей от ответственности в соответствии со Статьей 1.2, от ее имени и/или в ее пользу; или (y) относящихся к поведению, действиям или бездействию какой - либо стороны, предоставляющей освобождение по Статье 1.2 которое( - ые) не было( - и) предусмотрено( - ы) этим Соглашением или было( - и) запрошено( - ы) компанией «Центерра» (исключая из этого положения (у), в отношении любого Уполномоченного лица «Кыргызалтын», поведение, действия или бездействие такого Уполномоченного лица «Кыргызалтын», за которые предоставляет возмещение в соответствии с применимым соглашением о возмещении между таким Уполномоченным лицом «Кыргызалтын» и компанией «Центерра», или (z) при возмещении в отношении случаев, описанных в пунктах (iii) и (iv) выше, возникающего вследствие или исходя из любой информации, включенной в Проспект или любого другого раскрытия, описанного в пунктах (iii) или (iv) выше, которое было предоставлено КР, «Кыргызалтын» или Уполномоченным лицом «Кыргызалтын» (не считая случаев требования о возмещении таким

- 15 - Уполномоченным лицом «Кыргызалтын», когда существующее соглашение о возмещении между компанией «Центерра» и таким Уполномоченным лицом «Кыргызалтын» все равно предусматривает возмещение) в в письменной форме явно в целях включения в Проспект или любое такое другое раскрытие . Компания «Центерра» должна обеспечить, чтобы Уполномоченные лица «Кыргызалтын», которые выступают или выступали в роли директора компании «Центерра», были включены в качестве застрахованных лиц в любой полис страхования ответственности, оформленный компанией «Центерра» для директоров или бывших директоров на недискриминационной основе, не менее благоприятной по отношению к такому застрахованному лицу, чем к любому бывшему директору в соответствии с общей применимой политикой компании «Центерра» . 1 . 6 Each of the KR, Kyrgyzaltyn, KGC and KOC agrees (to the extent permitted by non - discriminatory, generally applicable laws of the Kyrgyz Republic and, if outside the Kyrgyz Republic, the applicable laws of such jurisdiction and the applicable tribunal) to intervene, on behalf of Centerra and the other persons released in Clause 1 . 2 , to uphold the terms of this Agreement (including the assumption of liabilities in Clause 1 . 4 ) in any Claim (including, for the avoidance of doubt, any Kyrgyz Proceedings) brought by any Governmental Entity or third party acting or purporting to act directly or 1.6 КР, компании «Кыргызалтын», «КГК» и «КОК», каждая по отдельности, соглашается (в той мере, в какой это допускается недискриминационным, общеприменимыми законами Кыргызской Республики, а за пределами Кыргызской Республики – применимым законодательством такой юрисдикции и соответствующего арбитражного суда) вмешиваться, от имени компании «Центерра» и других лиц, освобожденных в Статье 1 . 2 , чтобы обеспечивать соблюдение условий

- 16 - indirectly on behalf of any Governmental Entity. настоящего Соглашения (включая принятие обязательств в соответствии со Статьей 1 . 4 ), в рамках любого Иска (включая, во избежание сомнений, любые Кыргызские Разбирательства), возбужденного любой Государственной организацией или третьими сторонами, которые действуют или намереваются действовать прямо или косвенно от имени какой - либо Государственной организации . 1 . 7 The KR, Kyrgyzaltyn, KGC and KOC shall not initiate or pursue, or encourage or assist any person or entity to initiate or pursue, any Claim released by this Agreement against any person or entity released in Clause 1 . 2 . 1.7 КР, компании «Кыргызалтын», «КГК» и «КОК» не будут возбуждать или предъявлять Иски, или поощрять или помогать любому физическому или юридическому лицу возбуждать или предъявлять Иски, на которые распространяются освобождения, предусмотренные настоящим Соглашением, против любого физического или юридического лица, освобожденного в соответствии со Статьей 1.2. 1 . 8 Centerra shall not initiate or pursue, or encourage or assist (other than to the extent required by applicable law) any person or entity to initiate or pursue, any Claim released by this Agreement against any person or entity released in Clause 1 . 1 . 1.8 Компания «Центерра» не должна возбуждать или предъявлять, или содействовать или оказывать помощь (кроме случаев, установленных действующим законодательством) любому лицу или организации в возбуждении или предъявлении любых Исков, на которые распространяются освобождения, предусмотренные настоящим Соглашением, против любого физического или юридического лица, освобожденного в соответствии со Статьей 1.1. 1.9 Notwithstanding this Clause 1, the Parties expressly reserve, and do not 1.9 Невзирая на настоящую Статью 1, Стороны однозначно

release or covenant not to sue with respect to, any and all Claims based on any breach or alleged breach of this Agreement or the RTD Termination Deed.	оставляют за собой право, а также не предоставляют освобождений и не обязуются не подавать Иски, основанные на любых нарушениях или предполагаемых нарушениях настоящего Соглашения или Акта о прекращении действия ТДР.
2. SHARE EXCHANGE	**2. ОБМЕН АКЦИЯМИ**
2.1 On the Closing Date, Centerra shall purchase and subsequently cancel the KZN Centerra Shares for a purchase price equal to the KZN Centerra Shares Value, and, in satisfaction of the purchase price, Centerra shall a) deliver the KGC Shares and the KOC Shares with all rights and benefits accrued to Kyrgyzaltyn (or, subject to the consent of Centerra, not to be unreasonably withheld, to its designee), b) pay the Cash Consideration in accordance with Clause 5.1.1 and Clause 5.3 and c) deliver to Kyrgyzaltyn the following documents:	2.1 В Дату закрытия компания «Центерра» приобретет за покупную цену, равную Стоимости Акций KZN компании «Центерра», и впоследствии погасит Акции KZN компании «Центерра», и в обмен на покупную цену компания «Центерра» а) передаст «Кыргызалтын» (или, при согласии компании «Центерра», в котором не должно быть необоснованно отказано, лицу, назначенному «Кыргызылтын») Акции компании «КГК» и Акции компании «КОК» со всеми накопленными правами и преимуществами, b) заплатит Денежное встречное удовлетворение в соответствии со Статьей 5.1.1 и Статьей 5.3 и с) передаст компании «Кыргызалтын» следующие документы:
2.1.1 an irrevocable share transfer order duly executed by Centerra in favor of Kyrgyzaltyn or its desginee pursuant to Clause 2.1 with respect to the KGC Shares and the KOC Shares;	2.1.1 безотзывное передаточное распоряжение в отношении Акций «КГК» и Акций «КОК», должным образом оформленное компанией «Центерра» в пользу компании «Кыргызалтын» или лица назначенного «Кыргызалтын» в

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	соответствии со Статьей 2.1;
2.1.2 a copy of a notice from Centerra delivered to the registrar of KGC and KOC notifying such registrar of such transfer, duly executed by Centerra in favor of Kyrgyzaltyn or its designee pursuant to Clause 2.1; and	2.1.2 копию уведомления от компании «Центерра», переданного регистратору компаний «КГК» и «КОК» и сообщающего этому регистратору о такой передаче, должным образом оформленной компанией «Центерра» в пользу компании «Кыргызалтын» или лица назначенного «Кыргызалтын» в соответствии со Статьей 2.1; а также
2.1.3 the written resignations of each of the directors of KGC and KOC approved by Centerra from his office as a director with effect from the Closing Date and a Release Agreement signed by each such director.	2.1.3 письменные заявления о сложении полномочий с должности директора каждого из директоров «КГК» и «КОК», одобренные компанией «Центерра», вступающие в силу с Даты закрытия и Соглашение об освобождении, подписанное каждым таким директором.
2.2 On the Closing Date, Kyrgyzaltyn shall transfer the KZN Centerra Shares with all rights and benefits accrued to Centerra for cancellation and deliver to Centerra:	2.2 В Дату Закрытия компания «Кыргызалтын» передаст компании «Центерра» для аннулирования Акции KZN компании «Центерра» со всеми накопленными правами и преимуществами, и передаст компании «Центерра»:
2.2.1 an irrevocable share transfer power of attorney duly executed by Kyrgyzaltyn in favor of Centerra with respect to the KZN Centerra Shares;	2.2.1 безотзывную доверенность на передачу акций, должным образом оформленную компанией «Кыргызалтын» в пользу компании

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	«Центерра» в отношении Акций KZN компании «Центерра»;
2.2.2 each share certificate evidencing, in aggregate, the KZN Centerra Shares; and	2.2.2 каждый сертификат акций, подтверждающий, в совокупности, Акции KZN компании «Центерра»; а также
2.2.3 the written resignations from the Centerra Board with effect from the Closing Date signed by each of Messrs. Nurlan Kyshtobaev and Dushen Kasenov and Release Agreements signed by each of Nurlan Kyshtobaev, Dushen Kasenov and Tengiz Bolturuk.	2.2.3 письменные заявления о сложении полномочий в качестве членов Совета директоров компании «Центерра» с Даты закрытия подписанные гг. Нурланом Кыштобаевым и Дюйшеном Касеновым, а также Соглашения об освобождении, подписанные Нурланом Кыштобаевым, Дюйшеном Касеновым и Тенгизом Болтуруком.
2.3 [Redacted - commercially sensitive information regarding secured assets.]	2.3 [Redacted - commercially sensitive information regarding secured assets.]

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2.4	Kyrgyzaltyn and the KR Government shall be responsible for, and jointly and severally indemnify Centerra for, any withholding or other Taxes due and payable in the Kyrgyz Republic in connection with the transfers contained in Clauses 2.1 and 2.2.	2.4	Компания «Кыргызалтын» и Правительство КР несут ответственность и, совместно и по отдельности, возмещают компании «Центерра» все налоги, удерживаемые у источника, а также другие Налоги, причитающиеся и подлежащие уплате в Кыргызской Республике в связи с передачей, предусмотренной в Статьях 2.1 и 2.2.
2.5	Centerra shall be responsible for, and indemnify Kyrgyzaltyn and the KR Government for, any withholding or other Taxes due and payable in Canada in connection with (i) the payments and transfers contained in Clauses 2.1, 2.2, (ii) the taxes payable by Centerra pursuant to this Clause 2.5 and (iii) any accrued interest included in the Intercompany Claim Balance.	2.5	Компания «Центерра» несет ответственность и освобождает компанию «Кыргызалтын» и Правительство КР от ответственности по уплате всех налогов, удерживаемых у источника, а также других Налогов, причитающихся и подлежащих уплате в Канаде в связи с (i) платежами и передачами, предусмотренными в Статьях 2.1, 2.2, (ii) налогами, подлежащими уплате компанией «Центерра» в соответствии с настоящей Статьей 2.5, и (iii) любыми начисленными процентами, включенными в Баланс Внутригрупповых Требований.
3.	**RECLAMATION TRUST FUND**	**3.**	**ТРАСТОВЫЙ ФОНД РЕКУЛЬТИВАЦИИ**
3.1	Centerra, the KR Government and KGC shall execute and deliver documentation in the form of Appendix 15 (the "**RTD Termination Deed**") to the Trustee under the RTD on the Closing Date.	3.1	Компания «Центерра», Правительство КР и «КГК» должны оформить и передать Доверительному управляющему документацию в форме Приложения 15 (**«Акт о прекращении действия ТДР»**)

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4854-3249-6146 v.5

	в соответствии с ДДУ на Дату закрытия.
3.2 With effect from the Closing Date, the KR and KGC shall procure that the KR Reclamation Fund:	3.2 Начиная с Даты закрытия, КР и «КГК» должны обеспечить, чтобы Фонд рекультивации КР:
3.2.1 will be held in a designated reclamation bank account at a reputable and creditworthy financial institution which is wholly owned by the Kyrgyz Republic and meets the requirements of the National Bank of the Kyrgyz Republic and applicable law; and	3.2.1 хранился на специальном рекультивационном банковском счете в авторитетном и кредитоспособном финансовом учреждении, которое полностью принадлежит Кыргызской Республике и отвечает требованиям Национального банка Кыргызской Республики и применимого законодательства; и
3.2.2 shall be used solely for the purposes of reclamation of the Kumtor Project in accordance with applicable law.	3.2.2 использовался исключительно для целей рекультивации Проекта «Кумтор» в соответствии с действующим законодательством.
3.3 For the avoidance of doubt, the KR and KGC acknowledge that, as of and from the Closing Date, Centerra shall not have any reclamation obligations or reclamation liabilities in connection with the Kumtor Project.	3.3 Во избежание сомнений, КР и «КГК» признают, что на и с Даты закрытия у компании «Центерра» не будет никаких обязанностей по рекультивации или обязательств по рекультивации в связи с Проектом «Кумтор».
4. TERMINATION OF PROJECT AGREEMENTS	**4. РАСТОРЖЕНИЕ СОГЛАШЕНИЙ ПО ПРОЕКТУ**
On and from the Closing Date, Centerra, KGC, KOC, Kyrgyzaltyn and the KR Government acknowledge and agree that each of the Project Agreements to which they and Centerra or any predecessor of Centerra are a party, other than the RTD Termination Deed, shall terminate immediately and be of no further force and effect with respect to Centerra or any predecessor thereto and Centerra and any predecessor thereto shall cease to be a party thereto or to have any rights thereunder, and all	Начиная с Даты закрытия и впоследствии, компании «Центерра», «КГК», «КОК», «Кыргызалтын» и Правительство КР признают и соглашаются с тем, что каждое из Соглашений по Проекту, сторонами которых являются они и компания «Центерра» или любой ее предшественник, за исключением Акта о прекращении действия ТДР, немедленно прекратит свое действие и не будет иметь дальнейшей силы и действия в

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- 22 - Claims held by or against Centerra or any predecessor thereto arising out of or in connection with such Project Agreements shall be released in accordance with Clause 1 above . отношении компании «Центерра» или любого ее предшественника, а компания «Центерра» и все ее предшественники перестанут быть сторонами вышеуказанных Соглашений по Проекту, а также обладать какими - либо правами в соответствии с ними . При этом все Иски, которые имеются у компании «Центерра» или против нее или любого ее предшественника и вытекают из таких Соглашений по Проекту или связаны с ними, будут прекращены в соответствии со Статьей 1 выше . 5. CERTAIN PAYMENTS 1. Subject to the conditions set forth in this Agreement (including but not limited to the Conditions Precedent), on the Closing Date Centerra shall pay : 5. ОПРЕДЕЛЕННЫЕ ПЛАТЕЖИ 1. На условиях, изложенных в настоящем Соглашении (включая, помимо прочего, Предварительные условия), в Дату закрытия компания «Центерра» должна заплатить : 5 . 1 . 1 the Cash Consideration less the Deemed Dividend Withholding Tax Amount to Kyrgyzaltyn (as directed pursuant to Clause 5 . 2 . 1 ) (the “ Cash Consideration Payment ”) ; and 5 . 1 . 1 Денежное встречное удовлетворение за вычетом Cуммы налога у источника с условных дивидендов в пользу компании «Кыргызалтын» (как указано в Статье 5.2.1) ( «Оплата Денежного встречного удовлетворения» ); и 5 . 1 . 2 USD 50 , 000 , 000 to KGC (as directed pursuant to Clause 5 . 2 . 2 ) as partial repayment of principal amounts owing under the Intercompany Claim Balance (the “ Intercompany Payment ”) . 5.1.2 сумму в размере 50,000,000 долл. США в пользу компании «КГК» (как указано в Статье 5.2.2) в счет частичной оплаты основной суммы Баланса Внутригрупповых Требований ( « Внутригрупповой платеж» ). 5 . 2 On the Closing Date, Centerra shall pay to Kyrgyzaltyn and KGC, respectively : 5.2 В Дату закрытия компания «Центерра» должна заплатить

	компаниям «Кыргызалтын» и «КГК», соответственно:
5.2.1 into the KZN Bank Account, the amount of the Cash Consideration Payment; and	5.2.1 на Банковский счет KZN, — сумму Оплаты Денежного встречного удовлетворения; и
5.2.2 into the KGC Bank Account, for the purposes of partial repayment of the principal amount of the outstanding Intercompany Claim Balance, the amount of the Intercompany Payment to be used by KGC for environmentally and/or socially beneficial purposes with the same objectives as that of the Nature Development Fund.	5.2.2 на Банковский счет «КГК», в целях частичного погашения основной суммы неоплаченного Баланса Внутригрупповых Требований, — сумму Внутригруппового платежа для использования «КГК» в природоохранных и/или социально-полезных целях, согласующихся с целями Фонда развития природы.
5.3 On or after the Closing Date, and in any event no later than the date required by the Canada Revenue Agency, Centerra shall pay the Deemed Dividend Withholding Tax Amount, on behalf of Kyrgyzaltyn, to the Canada Revenue Agency.	5.3 В Дату закрытия или после нее и, в любом случае, не позднее даты, установленной Налоговым агентством Канады, компания «Центерра» должна уплатить Сумму налога у источника с условных дивидендов от имени компании «Кыргызалтын» в пользу Налогового агентства Канады.
5.4 Payments to be made by Centerra to the Kyrgyz Republic, Kyrgyzaltyn, KGC or KOC, that are denominated in Canadian Dollars shall be paid in, and converted into, United States Dollars based on the daily noon buying rate for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York five Business Days prior to the date of payment.	5.4 Платежи, которые компания «Центерра» должна произвести в пользу Кыргызской Республики, «Кыргызалтын», КГК или КОК, выраженные в канадских долларах, должны быть оплачены и конвертированы в доллары США на основании ежедневного полуденного курса покупки для телеграфных переводов в Нью-Йорке, удостоверенного для таможенных целей Федеральным резервным

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- 24 - банком Нью - Йорка за пять Рабочих дней до даты платежа. 6. COOPERATION RE KGC/KOC 6. СОТРУДНИЧЕСТВО «КГК»/«КОК» (a) On the Closing Date, Centerra shall transfer such KGC and KOC data to KGC and/or KOC as may be reasonably requested by the KR no later than 10 days following the Execution Date, provided that any such data is readily available to Centerra but not available to the Temporary Manager . Any such data will be provided in the form maintained by Centerra . The KR will be solely responsible for obtaining any software or other licenses necessary to receive such data in such form and the inability of the KR to receive such data shall not be deemed to be a breach of this covenant by Centerra . For the avoidance of doubt, satisfaction of the preceding undertaking is not a Condition Precedent . (а) В Дату закрытия компания «Центерра» передаст «КГК» и «КОК» данные «КГК» и/или «КОК», которые могут быть резонно запрошены КР, не позднее чем в течение 10 дней с Даты подписания Соглашения при условии, что такие данные имеются в распоряжении компании «Центерра», но не имеются в распоряжении Временного управляющего . Такие данные предоставляются в форме, в которой они хранятся компанией «Центерра» . КР несет единоличную ответственность за получение программного обеспечения или других лицензий, необходимых для получения таких данных в такой форме ; неспособность КР получить такие данные не считается нарушением настоящего положения компанией «Центерра» . Во избежание сомнений, выполнение вышеуказанного обязательства не является Предварительным условием . (b) On and after the Closing Date, Centerra shall cooperate in good faith and use commercially reasonable efforts to transfer to KGC and/or KOC (including cooperating with and providing access to an independent, reputable contractor retained by KGC or KOC and acceptable to Centerra, which access shall be limited to KGC and KOC data, provided any such contractor enters into a confidentiality and indemnity agreement on customary terms reasonably satisfactory to Centerra) any material KGC and KOC data stored in Centerra’s IT systems or over which it has control and possession, provided that Centerra shall not in the performance of such obligation be required to expend any of its own funds (other than for its internal personnel costs and other ordinary course overhead expenses) or take any steps which could (in the opinion of Centerra) compromise the security of Centerra’s IT systems, disclose (b) В Дату закрытия и после нее компания «Центерра» должна сотрудничать добросовестно и прилагать коммерчески обоснованные усилия для передачи «КГК» и/или «КОК» (включая сотрудничество с независимым, авторитетным подрядчиком, нанятым «КГК» или «КОК» и приемлемым для компании «Центерра», и предоставление доступа, который должен быть ограничен доступом к данным «КГК» и «КОК», такому подрядчику, при условии, что любой такой подрядчик заключит соглашение о конфиденциальности и освобождении от ответственности на обычных условиях, разумно удовлетворяющих компанию «Центерра») любых существенных данных «КГК» и «КОК», которые хранятся в IT системах компании «Центерра», или которые она контролирует и хранит, при условии, что компания «Центерра» не должна во исполнение таких обязательств тратить любые свои средства (за исключением внутренних расходов на персонал и других

- 25 - privileged information or violate any applicable law. обычных накладных расходов) или принимать любые меры, которые могут (по мнению компании «Центерра») скомпрометировать безопасность IT систем компании «Центерра», раскрыть конфиденциальную информацию или нарушить любой применимый закон . (c) On and after the Closing Date, Centerra shall not make, prosecute, assert or threaten any Claims against vendors and suppliers to the Kumtor Project or other contract parties with KGC and KOC, in respect of their dealings with KGC, KOC and the Kumtor Project, including without limitation in respect of any prepayments or deposits made to such vendors, suppliers or contract parties, provided that, for the avoidance of doubt, Centerra shall not be prohibited from defending any Claim brought against Centerra by any such party . (c) В Дату закрытия и после нее компания «Центерра» не должна вносить, предъявлять, заявлять или угрожать предъявить какие - либо Иски продавцам и поставщикам в рамках проекта «Кумтор» или другим сторонам по контрактам, заключенным с «КГК» и «КОК», а также в рамках проекта «Кумтор», включая без ограничений в отношении любых предварительных платежей или депозитов, осуществленных таким продавцам, поставщикам или сторонам по контракту, при условии, что во избежание споров компании «Центерра» не запрещено оспаривать любые Иски любой такой стороны против компании «Центерра» . (d) As soon as reasonably practicable on or after the Closing Date, Centerra shall: (d) В кратчайшие разумные сроки на Дату закрытия и после нее компания «Центерра» должна : (i) deliver to an agreed list of key suppliers and vendors to KGC a letter (in a form agreed by Centerra and the KR) informing them of the termination of the Chapter 11 Proceedings and that it will not make, prosecute, assert or threaten any Claims against them in connection with their dealings with KGC and the Kumtor Project ; and (i) направить письмо поставщикам и продавцам «КГК», внесенным в утвержденный список (в форме, согласованной компанией «Центерра» и КР), сообщая о прекращении Разбирательств в рамках Главы 11 и о том, что она не будет предъявлять, возбуждать, заявлять или угрожать им предъявлением каких - либо Исков в связи с их отношениями с «КГК» и проектом «Кумтор» ; и (ii) deliver a letter (in a form agreed by Centerra and the KR) to the London Bullion Market Association informing them of the Agreement and the absence of any Claims from Centerra against the KR and Kyrgyzaltyn and withdrawing any previous complaints and/or objections (if any) regarding (ii) направить письмо (в форме, согласованной компанией «Центерра» и КР) Лондонской ассоциации участников рынка драгоценных материалов, сообщая о Соглашении, а также об отсутствии каких - либо Исков от компании «Центерра» в адрес КР и «Кыргызалтын» и отзывая любые предыдущие жалобы и/или возражения (если таковые были) в отношении

- 26 - Kyrgyzaltyn’s status as a Good Delivery Refiner. статуса «Кыргызалтына» как надежного аффинажного предприятия - поставщика. 7. CLOSING DATE; CONDITIONS PRECEDENT; KGC/KOC 7. ДАТА ЗАКРЫТИЯ; ПРЕДВАРИТЕЛЬНЫЕ УСЛОВИЯ; «КГК»/«КОК» 7 . 1 The Parties shall cooperate in good faith and shall use their commercially reasonable efforts to satisfy all Conditions Precedent contained in this Agreement and to take all of the actions contemplated by Appendix 4 as soon as possible following the execution of this Agreement and in the order as set out therein . The Parties agree the Proceedings shall be dismissed or resolved in accordance with Appendix 4 and each Party agrees, and agrees to cause its respective affiliates, officers, directors, employees, advisors, counsel and consultants, to not take any action, or refrain from taking any, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the transactions contemplated herein or in the RTD Termination Deed . 7.1 Стороны будут добросовестно сотрудничать и прилагать коммерчески обоснованные усилия для выполнения всех Предварительных условий, содержащихся в настоящем Соглашении, а также выполнят все действия, предусмотренные в Приложении 4, в кратчайшие сроки после подписания настоящего Соглашения, а также в порядке, предусмотренном в нем. Стороны соглашаются с тем, что Разбирательства должны быть прекращены в соответствии с Приложением 4, и каждая Сторона соглашается и обязуется следить за тем, чтобы ее соответствующие аффилированные лица, должностные лица, директоры, сотрудники, советники, юристы и консультанты не предпринимали никаких действий, или воздерживались от них, или не разрешали предпринимать или не предпринимать каких - либо действий, которые противоречат настоящему Соглашению или которые, как можно обоснованно ожидать, помешают, существенно задержат или иным образом воспрепятствуют осуществлению сделок, предусмотренных настоящим Соглашением или Актом о прекращении действия ТДР. 7.2 If a Condition Precedent is not satisfied by reason of a matter or 7.2 Если Предварительное условие не будет выполнено по причине

	circumstance within the control of Centerra, the KR Government may waive any such Condition Precedent in its sole discretion. For greater certainty, the Centerra Shareholder Approval and the Canadian Court Approval Conditions Precedent in Appendix 2(e)(iii) are not, and shall be deemed not to be, within the control of Centerra. If a Condition Precedent is not satisfied by reason of a matter or circumstance within the control of the KR, Kyrgyzaltyn or any Governmental Entity, Centerra may waive any such Condition Precedent in its sole discretion.		проблемы или обстоятельства, находящегося под контролем компании «Центерра», Правительство КР может отказаться от выполнения такого Предварительного условия по своему единоличному усмотрению. Для большей ясности, Одобрение акционеров компании «Центерра» и Одобрение Канадского суда в качестве Предварительных условий, указанных в Приложении 2(e)(iii), не зависят и не должны считаться зависящими от компании «Центерра». Если Предварительное условие не будет выполнено по причине проблемы или обстоятельства, находящегося под контролем КР, компании «Кыргызалтын», или любой Государственной организации, то компания «Центерра» может отказаться от выполнения такого Условия по своему усмотрению.
7.3	*KGC/KOC:*	7.3	*«КГК»/«КОК»:*
	7.3.1 The Parties acknowledge and agree that immediately before the Closing Date and prior to the transfers described in Clauses 2.1 and 2.2 and prior to the effective time of the releases referred to in Clauses 1.1-1.4, KGC shall declare a dividend to Centerra in an amount equal to the Intercompany Claim Balance less the amount of the Intercompany Payment payable pursuant to Clause 5.2.2, which together with the amount of the Intercompany Payment shall offset the		7.3.1 Стороны признают и соглашаются с тем, что непосредственно перед Датой Закрытия и до осуществления сделок, описанных в Статьях 2.1 и 2.2, а также до вступления в силу освобождений, указанных в Статьях 1.1–1.4, компания «КГК» объявит дивиденд в пользу компании «Центерра» на сумму, равную Балансу Внутригрупповых Требований уменьшенную на сумму Внутригруппового

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- 28 - Intercompany Claim Balance. платежа , подлежащего оплате в соответствии со Статьей 5.2.2, которая, вместе с суммой Внутригруппового платежа, будет зачтена в счет Баланса Внутригрупповых Требований. 7 . 3 . 2 On the Closing Date, KGC and KOC shall each enter (and shall each be deemed to enter into) this Agreement and (in respect to KGC) the RTD Termination Deed, make the respective representations and warranties, and consent to the transactions and obligations contemplated, herein and therein . Notwithstanding that signatures for KGC and KOC have been appended to this Agreement as of the date hereof, KGC and KOC shall have no obligations or rights under this Agreement until the Closing Date, but prior to the Closing Date, Centerra shall, to the extent within its control and subject to the fiduciary duties of the KOC and KGC boards of directors, cause each of KOC and KGC to comply with the applicable provisions of this Agreement related to the Chapter 11 Proceedings . 7 . 3 . 2 В Дату закрытия компании «КГК» и «КОК» каждая заключат (и будет считаться, что каждая из них заключила) настоящее Соглашение и (в отношении компании «КГК») Акт о прекращении действия ТДР, сделают соответствующие заявления, дадут гарантии и согласие на сделки и обязательства, предусмотренные в настоящем Соглашении и в связи с ним. Невзирая на то, что подписи компаний «КГК» и «КОК» поставлены под настоящим Соглашением в дату его заключения, компании «КГК» и «КОК» не будут иметь никаких обязательств или прав по настоящему Соглашению до Даты Закрытия, однако до наступления Даты закрытия компания «Центерра» должна в полном объеме в рамках своего контроля и в соответствии с фидуциарными обязательствами Совета директоров «КОК» и

	«КГК», обеспечить выполнение «КОК» и «КГК» действующих положений настоящего Соглашения, имеющих отношение к Разбирательствам в рамках Главы11.
7.4 *Centerra Shareholder Approval, Canadian Court Approval and Plan of Arrangement Implementation*	7.4 *Одобрение акционеров компании «Центерра», Одобрение Канадского суда и реализация Плана реорганизации*
7.4.1 Promptly following the Execution Date, Centerra shall: (i) prepare a notice of the Centerra Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular (the "**Circular**"), together with any other documents required by applicable law and/or the Interim Order in connection with the Centerra Meeting and the Arrangement, and shall ensure that, on the date of mailing thereof, the Circular complies in all material respects with applicable Canadian and U.S. law and the Interim Order, provides sufficient detail to permit the Centerra Shareholders to form a reasoned judgment concerning the matters to be placed before them at the Centerra Meeting and contains a summary description of and copy of the formal valuation referenced below in	7.4.1 Незамедлительно после Даты подписания Соглашения компания «Центерра» должна: (i) подготовить уведомление о Собрании компании «Центерра» и сопутствующий проспект с управленческой информацией, включающий все приложения и дополнения, а также сведения, включенные путем отсылки в такой проспект с управленческой информацией (**«Проспект»**), вместе со всеми другими документами, требуемыми в соответствии с применимым законодательством и/или Временным распоряжением в связи с Собранием компании «Центерра» а также Планом реорганизации, и обеспечить, что на дату отправки документации по почте Проспект соответствует

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- 30 - paragraph (iii) of this Clause 7 . 4 . 1 ; (ii) pursuant to Section 192 of the CBCA, prepare, file and diligently pursue an application for the Interim Order ; and (iii) use commercially reasonable efforts to obtain a formal valuation from a qualified, independent valuator relating to, among other things, the values of the KZN Centerra Shares, the KGC Shares and the KOC Shares (which the Parties acknowledge and agree, absent an exemption under applicable Canadian securities laws, Centerra must obtain in connection with Centerra seeking the Centerra Shareholder Approval) . применимому законодательству Канады и США, а также Временному распоряжению, включает достаточно подробной информации, чтобы позволить акционерам компании «Центерра» составить мотивированное судебное решение в отношении вопросов, которые будут вынесены на рассмотрение во время Собрания компании «Центерра», а также содержит краткое описание и копию официальной оценки, указанной ниже, в пункте (iii) этой Статьи 7 . 4 . 1 ; (ii) в соответствии с разделом 192 ЗКККО составить и подать ходатайство о вынесении Временного распоряжения и предпринять все действия для его удовлетворения ; а также (iii) прилагать коммерчески обоснованные усилия для получения официальной оценки стоимости у квалифицированного и независимого оценщика в отношении, помимо прочего, стоимости Акций KZN компании «Центерра», Акций компании «КГК» и Акций компании «КОК» (которую, по признанию и согласованию Сторон, при отсутствии исключения в соответствии с

- 31 - применимыми законами Канады о ценных бумагах, компания «Центерра» должна получить в связи с ее стремлением получить Одобрение акционеров компании «Центерра») . 7 . 4 . 2 Centerra shall ensure that the Circular states that the Centerra Board has, subject to the terms of this Agreement, determined that the Arrangement and entry into this Agreement are in the best interests of Centerra and contains the recommendation of the Centerra Board to the Centerra Shareholders that they vote in favor of the Arrangement Resolution . Prior to mailing the Circular (or any amendment or supplement thereto), Centerra will (i) provide KR and Kyrgyzaltyn with a reasonable opportunity to review and comment on a substantially complete draft of any such document, and (ii) consider in good faith the incorporation of all reasonable comments proposed by KR and/or Kyrgyzaltyn, provided that KR and/or Kyrgyzaltyn propose such comments within five (5) days of legal counsel to KR and Kyrgyzaltyn receiving the applicable draft of such document . Centerra shall, to the extent permitted by law, promptly advise and provide a copy to KR and Kyrgyzaltyn (or legal counsel to KR and Kyrgyzaltyn) of any material communication 7 . 4 . 2 Компания «Центерра» должна обеспечить, чтобы в Проспекте было указано, что Совет директоров компании «Центерра» в соответствии с условиями настоящего Соглашения определил, что договоренности и настоящее Соглашение заключены в наилучших интересах компании «Центерра», а также чтобы он содержал рекомендации Совета директоров компании «Центерра» для акционеров компании «Центерра» касательно голосования в пользу принятия Резолюции о реорганизации . До отправки Проспекта (или любых поправок или дополнений к нему) компания «Центерра» (i) предоставит КР и «Кыргызалтын» обоснованную возможность рассмотреть и прокомментировать существенно полный проект любого такого документа, и (ii) добросовестно рассмотреть внесение всех обоснованных комментариев, предложенных КР и «Кыргызалтын» при

- 32 - received by Centerra from any securities regulatory authority, stock exchange or other Canadian or U . S . Governmental Authority in connection with the Circular or the Arrangement or the transactions contemplated under this Agreement . условии, что КР и/или «Кыргызалтын» предложат такие комментарии в течение пяти (5) дней после получения соответствующего проекта такого документа юридическими консультантами КР и «Кыргызалтын». Компания «Центерра» должна во всех случаях, предусмотренных законом, незамедлительно рассмотреть запрос и предоставить копию КР и «Кыргызалтын» (или законным юридическим консультантам) любых материалов, полученных компанией «Центерра» от органа регулирования ценных бумаг, фондовой биржи или другого государственного органа Канады или США в связи с Проспектом, Планом реорганизации или операциями, предусмотренными настоящим Соглашением. 7 . 4 . 3 The Interim Order for which application is to be made by Centerra shall provide, among other things, and unless otherwise ordered by the Canadian Court : (i) for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Centerra Meeting and for the manner in which such notice is to be provided ; (ii) 7.4.3 Временное распоряжение, заявление на выдачу которого должно быть подано компанией «Центерра» должно указывать, помимо прочего, и если иной запрос не был получен от Канадского суда : (i) класс лиц, которым будет направлено уведомление в

- 33 - that the requisite approval отношении for the Arrangement реорганизации, а также Resolution shall be the Собрании компании Centerra Shareholder «Центерра», в порядке, в Approval; (iii) that, subject котором оно to securities laws, the предоставляется; (ii) что record date for Centerra необходимым Shareholders entitled to утверждением для notice of and to vote at the Резолюции о Centerra Meeting will not реорганизации должно change in respect of any выступать утверждение adjournment(s) or акционеров компании postponement(s) of the «Центерра»; (iii) что в Centerra Meeting; (iv) that, соответствии с законами in all other respects, the о ценных бумагах дата terms, conditions and регистрации для restrictions of the акционеров компании constating documents of «Центерра», имеющих Centerra, including quorum право на получение requirements and other уведомления и право matters, shall apply in голоса на собрании respect of the Centerra компании «Центерра», Meeting; and (v) that no не повлияет на какую - dissent rights are to be либо отсрочку granted to Centerra (отсрочки) или перенос Shareholders in connection (переносы) Собрания with the Arrangement. компании «Центерра»; (iv) что во всех отношениях условия, положения и ограничения учредительной документации компании «Центерра», включая требования к кворуму и другие вопросы, должны применяться к Собранию компании «Центерра»; и (v) что какие - либо права в случае несогласия с решением, не будут предоставлены Акционерам компании «Центерра» в связи с настоящим Соглашением. 7.4.4 Subject to the last sentence 7.4.4 В соответствии последним с of this Clause 7.4.4,

- 34 - following the later of the предложением, date on which the Interim указанным в этой Статье Order is obtained and the 7.4.4, после наступления date on which the Kyrgyz даты, когда Временное Proceedings have been распоряжение terminated in accordance получено, и даты, когда with Part I of Appendix 4, Кыргызские Centerra shall (i) promptly Разбирательства give notice of the record завершены согласно date and the date of the Части I Приложения 4, Centerra Meeting and cause компания «Центерра» such notice and the Circular должна (i) (and any other documents незамедлительно required by the Interim направить уведомление Order or applicable о дате регистрации и Canadian or U.S. law) to be дате проведения filed with applicable Собрания компании Canadian and U.S. «Центерра» и securities regulatory обеспечить, что такое authorities and stock уведомление и exchanges and cause the Проспект (и любые Circular to be sent to each другие документы, Centerra Shareholder and предусмотренные other person in accordance Временным with the Interim Order, распоряжением или Centerra’s organizational действующим documents and applicable законодательством Canadian law, in each case Канады или США) so as to permit the Centerra будут переданы на Meeting to be held in рассмотрение accordance with this Clause действующих органов 7.4.4 and (ii) convene and регулирования ценных conduct the Centerra бумаг Канады и США и Meeting in accordance with фондовых бирж, а также the Interim Order, то, что такой Проспект Centerra’s organizational будет направлен documents and applicable каждому акционеру Canadian law, and not компании «Центерра» и adjourn, postpone or cancel другим лицам в (or propose the соответствии с adjournment, postponement Временным or cancellation of) the распоряжением, Centerra Meeting, except in организационными the case of an adjournment документами компании required for quorum «Центерра» и purposes. Notwithstanding действующим the foregoing, Centerra законодательством may, in its sole discretion, Канады в каждом at any time after the Interim случае, чтобы провести Order is obtained Собрание компании (including, for the «Центерра» в

	avoidance of doubt, even if the Kyrgyz Proceedings have not been terminated in accordance with Part I of Appendix 4), (A) cause notice of the record date and the date of the Centerra Meeting and the Circular (and any other documents required by the Interim Order or applicable Canadian or U.S. law) to be filed with applicable Canadian and U.S. securities regulatory authorities and stock exchanges and cause the Circular to be sent to each Centerra Shareholder and other person in accordance with the Interim Order, Centerra's organizational documents and applicable Canadian law, in each case so as to permit the Centerra Meeting to be held in accordance with this Clause 7.4.4 and (B) convene and conduct the Centerra Meeting in accordance with the Interim Order, Centerra's organizational documents and applicable Canadian law, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Centerra Meeting, except in the case of an adjournment required for quorum purposes.		соответствии с этой Статьей 7.4.4, и (ii) созвать и провести Собрание компании «Центерра» в соответствии с Временным распоряжением организационными документами компании «Центерра» и действующим законодательством Канады, не откладывать, переносить или отменять (или предлагать отложить, перенести или отменить) собрание компании «Центерра», кроме случаев переноса, необходимых в целях собрания правомочного состава. Без учета указанного выше, компания «Центерра» может по собственному усмотрению в любое время после получения Временного распоряжения (включая, во избежание сомнений, даже если Кыргызские Разбирательства не были завершены в соответствии с Частью I Приложения 4), (A) обеспечить, что уведомление о дате регистрации и дате проведения Собрания компании «Центерра», а также Проспект (и любые другие документы, предусмотренные Временным распоряжением или действующим законодательством Канады или США)

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- 36 - будут переданы на рассмотрение действующих органов регулирования ценных бумаг Канады и США и фондовых бирж, а также то, что что такой Проспект будет направлен каждому акционеру компании «Центерра» и другим лицам в соответствии с Временным распоряжением, учредительными документами компании «Центерра» и действующим законодательством Канады в каждом случае, чтобы провести Собрание компании «Центерра» в соответствии с этой Статьей 7 . 4 . 4 , и (В) созвать и провести Собрание компании «Центерра» в соответствии с Временным распоряжением учредительными документами компании «Центерра» и действующим законодательством Канады, не откладывать, переносить или отменять (или предлагать отложить, перенести или отменить) Собрание компании «Центерра», кроме случаев переноса, необходимых для обеспечения кворума . 7.4.5 If the Interim Order is obtained and the Centerra Shareholder Approval has been obtained at the 7 . 4 . 5 Если Временное распоряжение будет получено и если Одобрение акционеров

- 37 - Centerra Meeting, Centerra shall take all steps necessary or desirable to submit the Plan of Arrangement to the Canadian Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA, as soon as reasonably practicable, but in any event not later than three (3) days (other than Saturdays, Sundays or statutory holidays in the Province of Ontario) after the Centerra Shareholder Approval has been obtained at the Centerra Meeting . компании «Центерра» будет получено на Собрании компании «Центерра», компания «Центерра» должна предпринять все действия, необходимые или желательные для подачи Плана реорганизации в Канадский суд и делать все возможное для удовлетворения ходатайства о вынесении Окончательного распоряжения в соответствии с разделом 192 ЗКККО, в кратчайший разумный срок, но, в любом случае, не позднее 3 (трех) дней (не считая субботы, воскресенья или государственных праздников в провинции Онтарио) после получения Одобрения акционеров компании «Центерра» на Собрании компании «Центерра». 7 . 4 . 6 Centerra shall provide legal counsel to KR and Kyrgyzaltyn with reasonable opportunity to review and comment upon drafts of all material to be filed with the Canadian Court in connection with the Arrangement, and (subject to the need to timely file the materials with the Canadian Court and Clause 7 . 4 . 5 ) will consider in good faith the incorporation of all comments proposed by KR and Kyrgyzaltyn provided that KR and/or Kyrgyzaltyn 7.4.6 Компания «Центерра» должна предоставить юридическому консультанту КР и «Кыргызалтын» возможность рассмотреть и прокомментировать проекты всех материалов, которые будут переданы на рассмотрение Канадскому суду в связи с настоящим Соглашением, и (согласно необходимости своевременно

- 38 - propose such comments передавать материалы within five (5) Business на рассмотрение Days of legal counsel to KR Канадскому суду и and Kyrgyzaltyn receiving Статье 7.4.5) the applicable draft of such добросовестно document. Centerra shall рассмотрит also provide to legal возможность внесения counsel to KR and всех комментариев, Kyrgyzaltyn, on a timely предложенных КР и basis, copies of any notice «Кыргызалтын» при of appearance, evidence or условии, что КР и/или other Canadian Court «Кыргызалтын» documents served on направят свои Centerra in respect of the комментарии в течение application for the Interim пяти (5) Рабочих дней Order or the Final Order or после получения any appeal therefrom and of юридическим any notice, whether written консультантом КР и or oral, received by «Кыргызалтын» Centerra indicating any соответствующего intention to oppose the проекта таких granting of the Interim документов. Компания Order or the Final Order or «Центерра» должна to appeal the Interim Order также своевременно or the Final Order. Centerra направить shall ensure that all юридическому materials filed with the консультанту КР и Canadian Court in «Кыргызалтын» копии connection with the любых уведомлений о Arrangement are consistent явке в суд, with the terms of this доказательства или Agreement. In addition, другие документы Centerra shall consider in Канадского суда, good faith any request of используемые legal counsel to KR and компанией «Центерра» Kyrgyzaltyn to attend the в отношении заявления hearing of the motion for на выдачу Временного the Interim Order and the распоряжения или application for the Final Окончательного Order and making such распоряжения, а также submissions on the hearing любые апелляции на of the motion for the основании этого и Interim Order and the любые уведомления, application for the Final письменные или устные, Order, provided that полученные компанией Centerra is advised of the «Центерра» и nature of any submissions указывающие на любое prior to the hearing and намерение возражать such submissions are против выдачи consistent in all material Временного respects with this распоряжения или

- 39 - Agreement. Centerra shall Окончательного also oppose any proposal распоряжения или from any party that the опротестовать Final Order contains any Временное provision inconsistent with распоряжение или this Agreement, and, if at Окончательное any time after the issuance распоряжение. of the Final Order and prior Компания «Центерра» to the Closing Date, должна обеспечить, что Centerra is required by the все материалы, terms of the Final Order or переданные на by law to return to Canadian рассмотрение Court with respect to the Канадского суда в связи Final Order, it shall do so с Реорганизацией, after notice to legal counsel соответствуют to KR and Kyrgyzaltyn. условиям настоящего соглашения. Помимо этого, компания «Центерра» должна рассмотреть добросовестно любые запросы юридического консультанта КР и «Кыргызалтын» на присутствие во время слушания по ходатайству о Временном распоряжении, а также о заявлении на Окончательное распоряжение, и подаче заявлений во время слушания о ходатайстве о Временном распоряжении, а также заявлении на Окончательное распоряжение, при условии, что компания «Центерра» будет осведомлена о природе любых сделанных заявлений до начала слушания и такие заявления соответствуют в существенной степени положениям настоящего Соглашения. Компания «Центерра» также

- 40 - должна выступать против любых предложений любых сторон касательно того, что Окончательное распоряжение содержит любые положения, которые не соответствуют настоящему Соглашению, и если в любое время после выпуска Окончательного распоряжения и до наступления Даты закрытия, компания «Центерра», согласно условиям Окончательного распоряжения или законодательства, должна повторно обратиться в Канадский суд для рассмотрения Окончательного распоряжения, она должна сделать это после направления уведомления юридическому консультанту КР и «Кыргызалтын». 7 . 4 . 7 Each of Kyrgyzaltyn and the KR will, if and to the extent requested by Centerra, cooperate with and assist Centerra in seeking the Centerra Shareholder Approval and the Canadian Court Approval, including by providing to Centerra, on a timely basis, any information or documents reasonably requested by Centerra in connection therewith . Without limiting the generality of the foregoing, Kyrgyzaltyn 7 . 4 . 7 И компания «Кыргызалтын», и КР, если и в той степени, в которой об этом попросит компания «Центерра», будут сотрудничать с компанией «Центерра» и оказывать ей содействие в действиях по получению Одобрения акционеров компании «Центерра» и Одобрения Канадского суда, в том числе путем своевременного предоставления

	hereby irrevocably agrees to vote all of the KZN Centerra Shares in favor of the Arrangement Resolution at the Centerra Meeting and Kyrgyzaltyn shall, as promptly as practicable following the mailing of the Circular and in any event no later than 15 days prior to the date of the Centerra Meeting, deliver or cause to be delivered to Centerra a duly executed and irrevocable proxy voting all of KZN Centerra Shares in favor of the Arrangement Resolution. Kyrgyzaltyn hereby irrevocably constitutes and appoints Centerra as the true and lawful agent, attorney and attorney in fact of Kyrgyzaltyn with respect to the KZN Centerra Shares, with full power of substitution, to execute and deliver a proxy voting, or otherwise vote or cause to be voted, all of the KZN Centerra Shares in favour of the Arrangement Resolution at the Centerra Meeting. Such power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of Centerra in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable.	компании «Центерра» любой информации и документов, обоснованно запрошенных компанией «Центерра» в связи с этим. Не ограничивая общего смысла вышесказанного, компания «Кыргызалтын» настоящим безотзывно соглашается проголосовать всеми Акциями KZN компании «Центерра» в пользу принятия Резолюции о реорганизации на Собрании компании «Центерра», и компания «Кыргызалтын», в максимально короткий по возможности срок после отправки по почте Проспекта и, в любом случае, не позднее чем за 15 дней до даты Собрания компании «Центерра», доставит или обеспечит доставку компании «Центерра» должным образом оформленной и безотзывной доверенности на голосование всеми Акциями KZN компании «Центерра» в пользу принятия Резолюции о реорганизации. Настоящим «Кыргызалтын» безоговорочно избирает и назначает компанию «Центерра» подлинным и законным агентом, поверенным и лицом, действующим по

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- 42 - доверенности «Кыргызалтына» в отношении Акций KZN компании «Центерра», с полным правом на замещение, для осуществления и оформления голосования по доверенности или голосования иным образом или способом, всеми Акциями KZN компании «Центерра» в пользу принятия Резолюции о реорганизации на Собрании компании «Центерра» . Такая доверенность, выданная в соответствии с непосредственно предшествующим предложением, оформлена с учетом соглашений и договорённостей компании «Центерра» в связи с транзакциями, предусматриваемыми настоящим Соглашением и, как таковые, каждая сопровождается юридическим интересом и является безотзывной. 7 . 4 . 8 On the Closing Date, Centerra shall file or cause to be filed the Articles of Arrangement with the CBCA Director such that the Plan of Arrangement shall become effective on the Closing Date . The Parties hereby acknowledge and agree that certain of the transactions contemplated hereby to be completed on the Closing Date shall be 7 . 4 . 8 В Дату закрытия компания «Центерра» должна отправить или обеспечить отправление Договора о реорганизации Директору по ЗКККО, с тем, чтобы План реорганизации вступил в силу в Дату закрытия . Настоящим Стороны признают и соглашаются с тем, что

- 43 - implemented in accordance with the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement and, under applicable Canadian law, following the occurrence of both the filing of the Articles of Arrangement as required in this Clause 7 . 4 . 8 and the subsequent issuance of the Certificate of Arrangement by the CBCA Director, the Plan of Arrangement will become effective and will be binding upon all Parties involved in the Plan of Arrangement and the Plan of Arrangement cannot subsequently be modified . некоторые из сделок, которые в соответствии с настоящим Соглашением предполагается завершить в Дату закрытия, будут осуществляться в соответствии и при соблюдении условий, содержащихся в настоящем Соглашении и Плане реорганизации, и, согласно применимому законодательству Канады, после регистрации Договора о реорганизации, как требуется в настоящей Статье 7.4.8, и после выдачи Свидетельства о реорганизации Директором по ЗКККО, План реорганизации вступит в силу и будет иметь юридическую силу в отношении всех подписавших его Сторон, и после этого в План реорганизации не могут вноситься никакие изменения. 7 . 4 . 9 Without limiting the effect of any other provision of this Agreement, Centerra shall not at any time amend the Plan of Arrangement or the Final Order in any manner that is adverse in any material respect to the interests of the KR or Kyrgyzaltyn pursuant to this Agreement without their prior written consent . 7.4.9 Не ограничивая действия любого положения настоящего Соглашения, компания «Центерра» никогда не должна изменять План реорганизации или Окончательное распоряжение каким - либо способом так, что это может негативно повлиять в существенной степени на интересы КР или «Кыргызалтын» в соответствии с настоящим

- 44 - Соглашением без их предварительного письменного согласия. 7 . 4 . 10 Nothing contained in this Agreement shall prohibit the Centerra Board from : (i) making any disclosure to Centerra Shareholders as required by applicable laws, including responding through a directors’ circular or equivalent document pursuant to, and otherwise complying with, Division 3 of NI 62 - 104 ; (ii) making any disclosure to Centerra Shareholders, if the Centerra Board, acting in good faith and after consultation with its outside legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Centerra Board ; or (iii) calling and/or holding a meeting of Centerra Shareholders requisitioned by Centerra Shareholders in accordance with the CBCA or taking any other action to the extent ordered or otherwise mandated by a Governmental Authority . 7 . 4 . 10 Ничто, указанное в настоящем Соглашении, не должно запрещать Совету директоров компании «Центерра» : (i) разглашать любую информацию Акционерам компании «Центерра», как предписывается действующим законодательством, включая ответ посредством проспекта директоров или эквивалентного документа, и иным образом выполнять положения Раздела 3 NI 62 - 104; (ii) разглашать любую информацию Акционерам компании «Центерра», если Совет директоров компании «Центерра», действующий добросовестно, после консультации со своими сторонними юридическими консультантами, первым установил, что неразглашение будет считаться нарушением фидуциарных обязательств Совета компании «Центерра»; или (iii) созывать и/или проводить собрание Акционеров компании «Центерра» по требованию Акционеров компании «Центерра» в соответствии с ЗКККО, или выполнять любые

- 45 - другие действия в объеме, необходимом или иным образом требуемом Государственным органом. 7 . 5 The Closing Date shall be no later than the third ( 3 rd) Business Day following the date that the last of the Conditions Precedent have been satisfied or waived in full (other than conditions which, by their nature, are only capable of being satisfied as of the Closing Date) . Any Party may acknowledge such date in writing in the form provided for in Appendix 10 and deliver the Closing Notice to and for acknowledgement by the other Parties, provided that such acknowledgement shall not itself be a Condition Precedent to the occurrence of the Closing Date . 7 . 5 Дата закрытия должна быть не позднее 3 (третьего) Рабочего Дня после даты выполнения последнего Предварительного условия или полного отказа от требования по его выполнению (не считая условий, которые, по своей природе, могут быть выполнены только при наступлении Даты закрытия) . Любая Сторона может подтвердить такую дату в письменном виде по форме, предусмотренной в Приложении 10 , и вручить Уведомление о закрытии для подтверждения другими Сторонами, при условии, что такое подтверждение само не будет являться Предварительным условием для наступления Даты закрытия . 7.6 7.6 7 . 6 . 1 In the event that the Closing Date has not occurred on or before the Longstop Date, this Agreement shall automatically terminate as of the Longstop Date . This Agreement may also be terminated by Centerra in accordance with Appendix 4 (a) . 7.6.1. В случае, если Дата закрытия не наступит в Предельную дату выполнения предварительных условий или до нее, настоящее Соглашение автоматически прекратит свое действие с Предельной даты выполнения предварительных условий. Настоящее Соглашение может быть также прекращено компанией «Центерра»

- 46 - в соответствии с Приложением 4(a). 7.6.2 If, at any time following the 7.6.2. Если в любое время после Даты подписания Соглашения, но до Даты закрытия, компания «Центерра» нарушит настоящее Соглашение или Акт о прекращении действия ТДР в любом существенном отношении или любое заверение, данное компанией «Центерра» в настоящем Соглашении, не было, на момент когда оно было сделано, верным и точным в любом существенном отношении, КР и «Кыргызалтын» каждый имеют право направить компании «Центерра» письменное уведомление о расторжении настоящего Соглашения, после чего, если такое нарушение договора или нарушение заверения не будет устранено (если оно может быть устранено) в течение 10 дней после такого уведомления, настоящее Соглашение немедленно прекращает свое действие, и Стороны могут возобновить любое приостановленное Разбирательство. Execution Date but prior to the Closing Date, Centerra breaches this Agreement or the RTD Termination Deed in any material respect or any representation made by Centerra herein or therein was not true and accurate in any material respect when made, the KR and Kyrgyzaltyn shall each have the right to serve a written notice of termination of this Agreement on Centerra, following which, provided such breach or misrepresentation is not remedied (if capable of being remedied) within 10 days of such notice, this Agreement shall immediately terminate and the Parties may resume any suspended Proceedings. 7.6.3 If, at any time following the 7.6.3. Если в любое время после Даты подписания Соглашения, но до Даты закрытия, КР или «Кыргызалтын» Execution Date but prior to the Closing Date, either the KR or Kyrgyzaltyn breaches this Agreement or

- 47 - the RTD Termination Deed нарушат настоящее in any material respect or Соглашение или Акт о any representation made by прекращении действия the KR or Kyrgyzaltyn ТДР в любом herein or therein was not существенном true and accurate in any отношении или любое material respect when заверение, данное КР made, Centerra shall have или «Кыргызалтыном» в the right to serve a written настоящем Соглашении, notice of termination of this не было, на момент Agreement to the KR and когда оно было сделано, Kyrgyzaltyn, following верным и точным в which, provided such любом существенном breach or misrepresentation отношении, компания is not remedied (if capable «Центерра» имеет право of being remedied) within направить КР и 10 days of such notice, this «Кыргызалтын» Agreement shall письменное immediately terminate and уведомление о the Parties may resume any расторжении suspended Proceedings. настоящего Соглашения, после чего, если такое нарушение договора или нарушение заверения не будет устранено (если оно может быть устранено) в течение 10 дней после такого уведомления, настоящее Соглашение немедленно прекращает свое действие, и Стороны могут возобновить любое приостановленное Разбирательство. 7.6.4 Any termination of the 7.6.4. Любое прекращение действия Соглашения в соответствии со Статьями 7 . 7 . 1 - 7 . 7 . 3 не несет ущерба для любых Исков, имеющихся у Сторон на Дату подписания Соглашения (без учета настоящего Соглашения или его обсуждения), и ни одна из Сторон, или ее соответствующие Agreement pursuant to Clauses 7.7.1 to 7.7.3 shall be without prejudice to any Claims the Parties have as of the Execution Date (without regard to this Agreement or its negotiation), and none of the Parties or their respective affiliates, directors, officers, employees or agents will

have any obligations or liabilities pursuant to or in connection with this Agreement or its negotiation.	аффилированные лица, директора, должностные лица, работники или агенты не будут иметь никаких обязательств или ответственности по настоящему Соглашению или в связи с ним или его обсуждением.
7.7 Notwithstanding anything to the contrary in this Agreement, the Parties agree that, except for Clauses 1.6, 1.7, 1.8, 1.9, 7 and 8, this Agreement shall have no force and effect until the Closing Date.	7.7 Невзирая ни на какие положения настоящего Соглашения об обратном, Стороны соглашаются с тем, что, за исключением Статей 1.6, 1.7, 1.8, 1.9, 7 и 8, настоящее Соглашение не имеет силы и действия до Даты закрытия.
8. OTHER MATTERS	**8 ПРОЧИЕ ВОПРОСЫ**
8.1 *Further Assurances*: The Parties shall take such other actions as are reasonably necessary or appropriate to effect, preserve and protect the releases, terminations and transactions contemplated by this Agreement.	8.1 *Дополнительные заверения*: Стороны предпримут такие другие действия, которые в разумной степени необходимы или уместны для осуществления, сохранения и защиты освобождений, расторжений и сделок, предусмотренных настоящим Соглашением.
8.2 *Representations and Warranties*. The Parties (other than KGC and KOC) shall be deemed to make each of the applicable representations and warranties in Appendix 3 on each of the date hereof and the Closing Date. KGC and KOC shall be deemed to make each of the applicable representations and warranties in Appendix 3 solely as of and following the Closing Date. For the avoidance of doubt, (i) Centerra makes only the representations stated in Appendix 3A and makes no other representation or warranty whatsoever with respect to the KGC	8.2 *Заверения и гарантии.* Считается, что Стороны (кроме «КГК» и «КОК») предоставили каждое из применимых заверений и гарантий, указанных в Приложении 3, на каждую из дат настоящего документа и на Дату закрытия. «КГК» и «КОК» должны считаться сторонами, предоставившими каждое такое применимое заверение и гарантии, указанные в Приложении 3, исключительно на дату и после Даты закрытия. Во избежание сомнений (i) компания «Центерра» делает

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- 49 - Shares, the KOC Shares or the Kumtor Project and (ii) the KR, Kyrgyzaltyn, KGC and KOC make only the representations stated in Appendix 3 B, Appendix 3 C and Appendix 3 D, as applicable, and other than such representations make no other representation or warranty whatsoever with respect to the KZN Centerra Shares . только заверения, указанные в Приложении 3 A, и не дает какие - либо другие заверения или гарантии в отношении Акций компании «КГК», Акций компании «КОК» или Проекта «Кумтор», и (ii) КР, «Кыргызалтын», «КГК» и «КОК» дают только те заверения, которые указаны в Приложении 3 В, 3 С и 3 D, если применимо . Помимо этих заявлений компании не делают каких - либо других заявлений и не дают гарантии в отношении Акций KZN компании «Центерра» 8 . 3 Governing Law . This Agreement and any dispute arising out of or related to this Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to any choice of law or conflict of laws provisions or principles . 8 . 3 Регулирующее право . Настоящее Соглашение и все споры, возникающие из настоящего Соглашения или в связи с ним, регулируются и толкуются в соответствии с законодательством штата Нью - Йорк, без учета каких - либо положений или принципов выбора права или коллизионного права . 8 . 4 Dispute Resolution ; Remedies . The provisions of Appendix 5 shall apply . 8 . 4 Механизм разрешения споров ; Средства правовой защиты . Применяются положения Приложения 5 . 8 . 5 No Admission . Nothing contained in this Agreement, nor any consideration exchanged pursuant to it, shall constitute, be deemed by, or be treated by any Party for any purpose as an admission of any wrongful act, wrongful position, wrongful omission, liability, or damages . 8 . 5 Непризнание . Ничто из того, что содержится в настоящем Соглашении, любые обсуждения в соответствии с условиями Соглашения, не должны представлять, считаться или использоваться любой Стороной в целях признания любого незаконного действия, незаконного положения, незаконного бездействия, обязательства или вреда . 8.6 Public Statements . The Parties shall coordinate with each other in 8.6 Публичные заявления. Стороны должны заранее согласовывать

- 50 - advance of any external public communication by any Party regarding this Agreement, the RTD Termination Deed or the transactions contemplated herein and therein . Subject to the requirements of applicable law or stock exchange rules, друг с другом все внешние публичные сообщения любой из Сторон относительно настоящего Соглашения, Акта о прекращении действия ТДР или сделок, предусмотренных настоящим Соглашением и в связи с Актом о прекращении действия ТДР . Учитывая требования применимого законодательства или правил фондовой биржи, 8 . 6 . 1 neither Party shall, and each Party shall ensure that their (and, in the case of the KR, each Governmental Entity’s) respective officers, directors, officials, agents, advisors, counsel and employees (other than members of the Kyrgyz Parliament) do not make, in their respective capacities as representatives of a Party, any public and adverse or derogatory comments about any other Party in connection with this Agreement, the RTD Termination Deed, the Project Agreements, the Kumtor Project, KGC, KOC, the Proceedings or any Claims released hereunder ; provided that the prohibition contained in this Clause 8 . 6 . 1 shall not prevent any Party or its officers, directors, officials, agents, advisors, counsel and employees from making any adverse or derogatory comments in respect of the breach of this Agreement by a Party provided that such breach is continuing and has not been cured ; and 8.6.1 ни одна из Сторон не станет делать, и каждая Сторона должна обеспечить, что ее (а в случае КР — каждой Государственной организации) соответствующие должностные лица, директора, официальные представители, агенты, советники, консультанты и сотрудники (кроме членов Парламента Кыргызской Республики) в рамках соответствующих полномочий в качестве представителей Стороны не делали – любых публичных враждебных или уничижительных комментариев о любой другой Стороне в связи с настоящим Соглашением, Актом о прекращении действия ТДР, Соглашениями по проекту, Проектом «Кумтор», компаниями «КГК», «КОК», Разбирательствами или любыми Исками, от которых в рамках настоящего Соглашения

- 51 - получено освобождение, при условии, что запрет, который содержится в этой Статье 8.6.1, не препятствует любой Стороне или ее должностным лицам, директорам, служащим, агентам, советникам, консультантам и работникам давать любые враждебные или уничижительные комментарии в отношении нарушения настоящего Соглашения Стороной при условии, что сторона продолжает нарушать условия и такое нарушение не было устранено; и 8 . 6 . 2 each Party shall provide the other Parties with prior written notice of any external public communication regarding this Agreement, the RTD Termination Deed or the transactions contemplated herein and therein that are required by applicable law or stock exchange rules, including any filings in any of the Proceedings . 8.6.2 каждая Сторона должна направить другим Сторонам письменное предварительное уведомление о любых публичных выступлениях в отношении настоящего Соглашения, Акта о прекращении действия ТДР или операций, предусмотренных настоящим Соглашением и этими документами, которые необходимы в соответствии с действующим законодательством или правилами фондовой биржи, включая подачи любых документов в рамках любых Разбирательств. 8.7 Costs . Subject to Clauses 2.4 and 2.5 and Appendix 4 of this Agreement, each Party agrees to 8.7 Расходы. Учитывая положения Статей 2.4 и 2.5 и Приложения 4 к настоящему Соглашению,

- 52 - bear its own costs in relation to the negotiation, drafting, execution and fulfilment of this Agreement and in relation to the Proceedings, including its own costs associated with the termination or resolution thereof . каждая Сторона соглашается сама нести расходы в связи с обсуждением, составлением, исполнением и соблюдением настоящего Соглашения, а также в связи с Разбирательствами, включая собственные расходы, связанные с их прекращением или разрешением . 8 . 8 Counterparts . This Agreement may be executed in counterparts, each of which shall have full force and effect and, when taken together, shall be deemed one and the same document . 8 . 8 Экземпляры . Настоящее Соглашение может быть подписано в взаимодополняющих экземплярах, каждый из которых имеет полную силу и действие и, в совокупности, рассматриваются как один и тот же документ . 8 . 9 No Third Party Beneficiary . Except with respect to Clause 1 , nothing in this Agreement, express or implied, is intended to, or shall be construed to, confer upon any person other than the Parties, any right, remedy or Claim under or by reason of this Agreement, which is and shall be for the sole and exclusive benefit of the Parties and, to the limited extent provided in Clause 1 , the released parties . 8 . 9 Отсутствие третьей стороны - бенефициара . За исключением Статьи 1 , никакие положения настоящего Соглашения, прямо выраженные или подразумеваемые, не предназначены и не должны толковаться как предоставление любому лицу, кроме Сторон, каких - либо прав, средств правовой защиты или Исков по настоящему Соглашению или в связи с ним, которые предназначены и должны быть предназначены исключительно и только для Сторон и, в ограниченной степени, предусмотренной в Статье 1 , освобожденных сторон . 8 . 10 Severability . In the event any one or more of the provisions contained in this Agreement (including its appendices or any other documents required to be provided by this Agreement or its appendices) should be held invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality 8 . 10 Делимость . В случае, если одно или несколько положений, содержащихся в настоящем Соглашении (включая приложения к нему или любые другие документы, которые должны быть предоставлены согласно настоящему Соглашению или приложениям

- 53 - and enforceability of the remaining provisions contained herein in that jurisdiction or of this Agreement in any other jurisdiction shall not in any way be affected or impaired thereby and such provision, or portion thereof, shall be ineffective only to the extent of such invalidity, illegality or unenforceability . к нему) будут признаны в каком - либо отношении недействительными, незаконными или неисполнимыми в любой юрисдикции, то действительность, законность и исполнимость остальных положений, содержащихся в настоящем Соглашении в этой юрисдикции, или настоящего Соглашения в любой другой юрисдикции, никоим образом не будут затрагиваться или ущемляться, и такое положение или его часть утратит силу только в пределах такой недействительности, незаконности или неисполнимости. 8 . 11 Definitions and Interpretation . The definitions and rules of interpretation specified in Appendix 1 shall apply to this Agreement . 8 . 11 Определения и толкование . К настоящему Соглашению применяются определения и правила толкования, указанные в Приложении 1 . 8 . 12 Entire Agreement . This Agreement (including its appendices or any other documents required to be provided by this Agreement or its appendices) sets out the entire agreement and understanding between the Parties in relation to its subject matter . Each Party acknowledges that, in entering into this Agreement and consummating the transactions contemplated hereby, it has not relied and will not rely on any oral or written representation, warranty, or other statement, information or assurance other than as expressly set out in this Agreement (including its appendices or any other documents required to be provided by this Agreement or its appendices) and waives all rights and remedies which might otherwise be available to it in respect thereof . 8 . 12 Полнота Соглашения . Настоящее Соглашение (включая приложения к нему или любые другие документы, которые должны быть предоставлены согласно настоящему Соглашению или приложениям к нему) представляет полное соглашение и понимание, которого достигли Стороны в отношении предмета Соглашения . Каждая Сторона подтверждает, что заключая настоящее Соглашение и осуществление операций, предусмотренных настоящим документом, она не полагается на какие - либо устные или письменные заявления, гарантии или другие указания, информацию или гарантии, кроме тех, которые недвусмысленно установлены в

- 54 - настоящем Соглашении (включая приложения к нему или любые другие документы, которые должны быть предоставлены согласно настоящему Соглашению или приложениям к нему), а также отказывается от всех прав и средств возмещения ущерба, которые могут быть иным образом доступны для нее в отношении этого . 8 . 13 Understanding of Facts and Law : In entering and making this Agreement, each Party, subject to the terms and conditions hereof, on behalf of itself and all released parties set forth in Clause 1 , including all Governmental Entities, respectively, assumes the risk of any mistake of fact or law . If any Party, and/or any released party including all Governmental Entities, should later discover that any fact they relied upon in entering this Agreement is not true, or that their understanding of the facts or law was incorrect, they shall not be entitled to terminate, or seek rescission of, this Agreement, or otherwise attack the validity of this Agreement, based on any such mistake . This Agreement is intended to be final and binding upon each Party to this Agreement, subject to the terms and conditions hereof, on behalf of itself and the released parties, respectively, regardless of any mistake of fact or law . 8.13 Понимание фактов и закона: при заключении и выполнении настоящего Соглашения каждая Сторона, при условии соблюдения положений и условий настоящего Соглашения, от своего имени и от имени всех освобожденных сторон, указанных в Статье 1, включая все Государственные организации, соответственно, принимает на себя риск любой ошибки в фактах или законе. Если впоследствии любая Сторона и/или любая освобожденная сторона, включая все Государственные организации, обнаружит, что какой - либо факт, на который она полагалась при заключении настоящего Соглашения, не соответствует действительности, или что ее понимание фактов или закона было неверным, она не имеет права прекращать действие настоящего Соглашения, добиваться его расторжения или иным образом оспаривать действительность настоящего Соглашения на основании такой ошибки. Настоящее Соглашение должно быть окончательным и обязательным для каждой Стороны настоящего Соглашения, при условии соблюдения условий настоящего Соглашения, от

- 55 - своего имени и от имени освобожденных сторон, соответственно, независимо от любой ошибки факта или закона . 8 . 14 Language . This Agreement has been drafted in English and Russian language and both version have equal legal validity . In case of a discrepancy between the English and Russian versions of this Agreement, the text given in English shall prevail . 8.14 Язык. Настоящее Соглашение составлено на английском и русском языках и обе версии имеют одинаковую юридическую силу. В случае расхождения между английской и русской версиями настоящего Соглашения преимущественную силу имеет текст на английском языке. 8 . 15 Notices . Notices under this Agreement shall be given in accordance with Appendix 16 . 8 . 15 Уведомления . Уведомления в отношении настоящего Соглашения должны быть сделаны в соответсвии с Приложением 16 . This Agreement is signed as of April 4, 2022 by the Parties listed below. Настоящее Соглашение подписано 4 апреля 2022 года Сторонами, перечисленными ниже. C ENTERRA G OLD I NC . «ЦЕНТЕРРА ГОЛД И НК .» (Signed) “Scott Perry” (Signed) “Scott Perry” Name: Scott Perry Имя: Скотт Перри Title: President and Chief Executive Officer Должность: Президент и Генеральный директор (Signed) “Yousef Rehman” (Signed) “Yousef Rehman” Name: Yousef Rehman Имя: Юсеф Реман Title: Vice President and General Counsel Должность: вице - президент и главный юрисконсульт

THE KYRGYZ REPUBLIC	**КЫРГЫЗСКАЯ РЕСПУБЛИКА**
Name: Alykbek Japarov	Имя: Алыкбек Жапаров
(Signed) "Akylbek Japarov"	*(Signed) "Akylbek Japarov"*
Title: Chairman of the Cabinet of Ministers of the Kyrgyz Republic	Должность: Председатель Кабинета Министров Кыргызской Республики
KYRGYZALTYN JSC	**ОАО «КЫРГЫЗАЛТЫН»**
(Signed) "Umbetaly Kydyraliev"	*(Signed) "Umbetaly Kydyraliev"*
Name: Umbetaly Kydyraliev	Имя:
Title: Chairman	Должность: Председатель
The following persons shall become Parties to this Agreement as of the Closing Date:	Сторонами настоящего Соглашения с Даты закрытия становятся следующие лица:
KUMTOR GOLD COMPANY CJSC	**ЗАО «КУМТОР ГОЛД КОМПАНИ»**
For and on behalf of JSC "National Holding Company "The Great Nomads Heritage" as the External Manager of Kumtor Gold Company CJSC	От имени ОАО «Национальная Холдинговая Компания «Наследие Великих Кочевников» в качестве внешнего управляющего ЗАО «Кумтор Голд Компани»
By: *(Signed) "Tengiz Bolturuk"*	Подписано: *(Signed) "Tengiz Bolturuk"*
Name: Tengiz Bolturuk	Имя: Тенгиз Болтурук
Title: Chairman	Должность: Председатель

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KUMTOR OPERATING COMPANY CJSC	**ЗАО «КУМТОР ОПЕРЕЙТИНГ КОМПАНИ»**
For and on behalf of JSC "National Holding Company "The Great Nomads Heritage" as the Authorised Signatory of Kumtor Operating Company CJS	От имени ОАО «Национальная Холдинговая Компания «Наследие Великих Кочевников» в качестве уполномоченного представителя ОАО «Кумтор Голд Компани» с правом подписи
(Signed) "Tengiz Bolturuk"	*(Signed) "Tengiz Bolturuk"*
Name: Tengiz Bolturuk	Имя: Тенгиз Болтурук
Title: Chairman	Должность: Председатель

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APPENDIX 1 DEFINITIONS AND RULES OF INTERPRETATION	ПРИЛОЖЕНИЕ 1 ОПРЕДЕЛЕНИЯ И ПРАВИЛА ТОЛКОВАНИЯ
A. ***Definitions***. The following definitions shall apply when used in this Agreement:	А. ***Определения.*** При использовании в настоящем Соглашении применяются следующие определения:
(a) "*Arbitration Proceedings*" means the arbitration proceedings commenced by Centerra, KGC and KOC against the Kyrgyz Republic and Kyrgyzaltyn on or after May 14, 2021 in connection with certain Project Agreements (PCA Case Nos. AA813, AA817, AA818, AA819, AA820 - *Centerra Gold Inc. et al.* v. *The Kyrgyz Republic et al.*).	(а) Термин *«Арбитражное разбирательство»* означает арбитражный процесс, начатый компаниями «Центерра», «КГК» и «КОК» против Кыргызской Республики и компании «Кыргызалтын» 14 мая 2021 года или после этой даты в связи с определенными Соглашениями по проекту (Дела ППТС №№ АА813, АА817, АА818, АА819, АА820 – «Компания «Центерра Голд Инк.» и др. против Кыргызской Республики» и др.)
(b) "*Arbitration Termination Letter*" means a joint request in the form of Appendix 6 hereto, addressed to the sole arbitrator appointed in the Arbitration Proceedings, requesting that the Arbitration Proceedings be terminated and that this Agreement, and the terms and conditions therein, be recorded in the form of an arbitral award.	(b) Термин *«Письмо о прекращении арбитражного разбирательства»* означает совместное заявление по форме Приложения 6 к настоящему Договору, адресованное единоличному арбитру, назначенному в ходе Арбитражного разбирательства, с просьбой прекратить Арбитражное разбирательство и зафиксировать настоящее Соглашение и содержащиеся в нем положения и условия в форме арбитражного решения.
(c) "*Arrangement*" means the arrangement pursuant to the provisions of section 192 of the CBCA on the terms set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance with Clause 7.4.9, the terms thereof or at the direction of the Canadian Court;	(c) Термин *«Реорганизация»* означает реорганизацию в соответствии с положениями раздела 192 ЗККО и условиями, установленными в Плане реорганизации, подлежащую любым изменениям или дополнениям в соответствии с Статьей 7.4.9, условиями настоящего Соглашения, а также распоряжением Канадского суда;
(d) "*Arrangement Resolution*" means the special resolution approving the Plan of Arrangement to be considered at the Centerra Meeting, the form of which resolution is attached as Appendix 14 hereto.	(d) Термин *«Резолюция о реорганизации»* означает специальную резолюцию, одобряющую План реорганизации и подлежащую рассмотрению на Собрании компании «Центерра». Форма такой резолюции прилагается к

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- 59 - настоящему Соглашению в качестве Приложения 14. (e) “ Articles of Arrangement ” means the articles of arrangement of Centerra in respect of the Plan of Arrangement required by the CBCA to be sent to the CBCA Director after the Canadian Court Approval is obtained and all other Conditions Precedent have been satisfied or waived in full, to give effect to the Plan of Arrangement . (e) Термин «Договор о реорганизации» означает договор о реорганизации компании «Центерра» в отношении Плана реорганизации, который в соответствии с ЗКККО необходимо направить Директору по ЗКККО после того, как будет получено Одобрение Канадского суда и в полном объеме будут выполнены все прочие Предварительные условия (или после того, как Стороны откажутся от требования по их выполнению), для приведения Плана реорганизации в действие . (f) “ Bankruptcy Court ” means the United States Bankruptcy Court for the Southern District of New York . (f) Термин «Суд по делам о банкротстве» означает суд по делам о банкротстве США Южного федерального судебного округа Нью - Йорка . (g) “ Business Day ” means any day that is not a Saturday, a Sunday or other day on which banks in New York City, New York, Toronto, Canada or Bishkek, Kyrgyz Republic, are closed . (g) Термин «Рабочий день» означает любой день кроме субботы, воскресенья или другого дня, в который банки в г . Нью - Йорке, штат Нью - Йорк, г . Торонто, Канада или г . Бишкеке, Кыргызская Республика, закрыты . (h) “ Canadian Court ” means the Ontario Superior Court of Justice (Commercial List) or other court in the Province of Ontario, Canada, as applicable . (h) Термин «Канадский суд» означает Высший суд Онтарио (дела по хозяйственным спорам) или другой суд в провинции Онтарио, Канада, в зависимости от обстоятельств . (i) “ Canadian Court Approval ” has the meaning given in Appendix 2(e)(iii)(2) (i) Термин «Одобрение Канадского суда» имеет значение, указанное в Приложении 2 (e)(iii)(2) . (j) “ Canadian Proceedings ” means the application in the Ontario Superior Court of Justice (Commercial List) brought by Centerra against Tengiz Bolturuk (Court File No . CV - 21 - 00662660 - 00 CL) . (j) Термин «Канадское разбирательство» означает заявление в Высший суд Онтарио (дела по хозяйственным спорам), поданное компанией «Центерра» против Тенгиза Болтурука (Судебное дело № CV - 21 - 00662660 - 00 CL) .

- 60 - (k) “ Canadian Proceedings Undertaking ” means the undertaking in the form attached in Appendix 8 . (k) Термин «Обязательство по Канадскому разбирательству» означает обязательство по форме, приведенной в Приложении 8 . (l) “ Cash Consideration ” means the aggregate of (a) CAD 13 , 971 , 018 . 76 and (b) the Deemed Dividend Withholding Tax Amount . (l) Термин «Денежное встречное удовлетворение» означает общую сумму, (a) 13 , 971 , 018 . 76 долл . Канады, и (b) Сумму налога у источника с условных дивидендов . (m) “ Cash Consideration Payment ” has the meaning given in Clause 5.1.1. (m) Термин «Оплата Денежного встречного удовлетворения» имеет значение, приведенное в Статье 5 . 1 . 1 . (n) “ CBCA ” has the meaning given in Recital H of this Agreement. (n) Термин «ЗКККО» имеет значение, приведенное в пункте H декларативной части настоящего Соглашения . (o) “ CBCA Director ” means the Director appointed pursuant to section 260 of the CBCA . (o) Термин «Директор по ЗКККО» означает директора, назначенного в соответствии с разделом 260 ЗКККО . (p) “ Centerra Board ” has the meaning given in Recital E of this Agreement. (p) Термин «Совет директоров компании “Центерра”» имеет значение, приведенное в пункте E декларативной части настоящего Соглашения . (q) “ Centerra Kumtor Personnel ” has the meaning given in Clause 1.2. (q) Термин «Персонал Центерра Кумтор» имеет значение, указанное в Статье 1.2. (r) “ Centerra Meeting ” means the special meeting of Centerra Shareholders to be called and held in accordance with Clause 7 . 4 . 3 and the terms of the Interim Order for the purpose of, among other things, obtaining the Centerra Shareholder Approval . (r) Термин «Собрание компании “Центерра”» означает внеочередное собрание Акционеров компании «Центерра», подлежащее созыву и проведению в соответствии со Статьей 7 . 4 . 3 и условиями Временного распоряжения с целью, помимо прочего, получения Одобрения акционеров компании «Центерра» . (s) “ Centerra Shareholder Approval ” has the meaning given in Appendix 2(e)(iii)(1). (s) Термин «Одобрение акционеров компании «Центерра» имеет значение, указанное в Приложении 2 (e)(iii)(1) . (t) “ Centerra Shareholders ” means all holders of common shares in the capital of Centerra. (t) Термин «Акционеры компании «Центерра» означает всех владельцев обыкновенных акций капитала компании «Центерра».

- 61 - (u) “Certificate of Arrangement ” means the certificate of arrangement to be issued by the CBCA Director pursuant to Subsection 192 (7) of the CBCA in respect of the Articles of Arrangement . (u) Термин «Свидетельство о реорганизации» означает свидетельство о реорганизации, подлежащее выдаче Директором по ЗКККО в соответствии с подразделом 192 (7) ЗКККО в отношении Договора о реорганизации . (v) “ Chapter 11 Proceedings ” means the chapter 11 cases commenced by KGC and KOC pursuant to chapter 11 of title 11 of the United States Bankruptcy Code currently pending before the Bankruptcy Court, captioned as In re Kumtor Gold Co . CJSC and Kumtor Operating Co . , CJSC , 21 - 11051 (LGB) . (v) Термин «Разбирательства в рамках Главы 11 » означает дела в рамках Главы 11 , начатые компаниями «КГК» и «КОК» в соответствии с главой 11 раздела 11 Кодекса США о банкротстве, которые в настоящее время находятся на рассмотрении в Суде по делам о банкротстве под заголовком «Относительно ЗАО «Компания Кумтор Голд Компани» и ЗАО «Кумтор Оперейтинг Компани», 21 - 11051 (LGB) . (w) “ Circular ” has the meaning given to it in Clause 7.4.1. (w) Термин «Проспект» имеет значение, указанное в Статье 7.4.1. (x) “ Claims ” means any claim, potential claim, counterclaim, potential counterclaim, defense, obligation, damage, liability, demand, right of set - off, indemnity, action, cause of action, or petition, inquiry, investigation or proceeding of any kind or nature whatsoever whether in law or equity, criminal, civil, administrative, legislative or regulatory in nature, direct or indirect, joint or several, foreseen or unforeseen, known or unknown, contingent or actual, present or future, in whatever jurisdiction in respect of any matter . (x) Термин «Иски» означает любую претензию, потенциальную претензию, встречный иск, потенциальный встречный иск, аргумент защиты, обязательство, ущерб, ответственность, требование, право на зачет, возмещение ущерба, иск, основание для иска, ходатайство, расследование или разбирательство любого рода или характера, возникшие по закону или по справедливости, имеющие уголовный, гражданский, административный, законодательный или нормативный характер, прямые или косвенные, совместные или раздельные, предвиденные или непредвиденные, известные или неизвестные, условные или фактические, настоящие или будущие, в любой юрисдикции в отношении любого вопроса . (y) “ Closing Date ” means the effective date of the Plan of Arrangement, being the date shown on the Certificate of Arrangement . (y) Термин «Дата закрытия» означает дату вступления Плана реорганизации в действие и также является датой, казанной в Сертификате реорганизации .

- 62 - (z) “ Condition Precedent ” means each of the conditions precedent specified in Appendix 2 to this Agreement . (z) Термин «Предварительное условие» означает каждое из предварительных условий, указанных в Приложении 2 к настоящему Соглашению . (aa) “ Consent Awards ” means the proposed consent awards in the form specified in Appendix 7 . (aa) Термин «Арбитражное решение на согласованных условиях» означает предложенное арбитражное решение в форме, указанной в Приложении 7 . (bb) “ Debtors ” means the debtors in the Chapter 11 Proceedings. (bb) Термин «Должники» означает должников, указанных в Разбирательствах в рамках Главы 11 . (cc) “ Deemed Dividend Withholding Tax Amount ” means the amount of withholding tax payable by Centerra on behalf of Kyrgyzaltyn relating to the purchase for cancellation of the KZN Centerra Shares in accordance with Clause 2 . 1 (as reasonably calculated by Centerra) . (cc) Термин «Сумма налога у источника с условных дивидендов» означает сумму налога у источника, подлежащего уплате компанией «Центерра» от имени компании «Кыргызалтын» в связи с покупкой с целью погашения Акций KZN компании «Центерра» в соответствии со Статьей 2 . 1 (обоснованно рассчитанной компанией «Центерра». (dd) “ DIP Loan ” means the senior secured super - priority debtor - in - possession credit agreement, dated November 1 , 2021 , among KGC, KOC and Centerra Gold (KB) Inc . and the indebtedness incurred pursuant to such credit agreement . (dd) Термин «Заем ДВВ» означает сверхприоритетный договор займа с преимущественным правом требования, по которому должник остается во владении, от 1 ноября 2021 года, заключенный между компаниями «КГК», «КОК» и «Центерра Голд (КБ) Инк . » и возникшая в соответствии с ним задолженность . (ee) “ Execution Date ” means the date of this Agreement. (ee) Термин «Дата подписания Соглашения» означает дату подписания настоящего Соглашения . (ff) “ Final Order ” means the final order of the Canadian Court pursuant to Section 192 of the CBCA, in a form reasonably acceptable to Centerra, approving the Plan of Arrangement, as such order may be amended by the Canadian Court (with the consent of Centerra, the KR and Kyrgyzaltyn, acting reasonably) at any time prior to the Closing Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is (ff) Термин «Окончательное распоряжение» означает окончательное распоряжение Канадского суда в соответствии с разделом 192 ЗКККО, составленное по форме, разумно приемлемой для компании «Центерра», одобряющее План реорганизации ; такое распоряжение может быть изменено Канадским судом (с согласия компании «Центерра», КР, и «Кыргызалтын», действующих обоснованно) в любое время до Даты закрытия или, в случае апелляции (за

- 63 - acceptable to Centerra, the KR and Kyrgyzaltyn acting reasonably) on appeal. исключением случаев отзыва или отклонения апелляционной жалобы) в момент утверждения или изменения в апелляционном порядке (при условии, что любое такое изменение приемлемо для компании «Центерра», КР и «Кыргызалтын», действующих обоснованно) . (gg) “Governmental Authority ” means : (i) any multinational, federal, national, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner board, ministry, minister, bureau, agency, state - owned or state - controlled company, or other body or entity, domestic or foreign ; (ii) any subdivision, agent, commission, board, member, employee, director, officer or authority of any of the foregoing ; (iii) any quasi - governmental or private body, including any tribunal, commission, regulatory agency, working group or self - regulatory organization, exercising any executive, legislative, judicial, regulatory, antitrust, foreign investment, expropriation, taxing or administrative authority under or for the account of any of the foregoing ; (iv) any external manager, receiver, trustee, monitor or similar Person or body appointed by any of them ; (v) any other Person created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange or entity in the nature of a crown corporation ; or (vi) any Governmental Entity . (gg) Термин «Государственный орган» означает: (i) любой многонациональный, федеральный, национальный, провинциальный, территориальный, государственный, региональный, муниципальный, местный или другой орган власти, правительственный или государственный департамент, центральный банк, суд, трибунал, арбитражный орган, комиссию, совет членов комиссии, министерство, министр, бюро, отдел, агентство, государственную или контролируемую государством компанию или другой орган или организацию, отечественную или иностранную; (ii) любое подразделение, агент, комиссия, совет, член, сотрудник, директор, должностное лицо или орган любой из вышеперечисленных организаций; (iii) любой квази - правительственный или частный орган, включая любой трибунал, комиссию, регулирующий орган, рабочую группу или саморегулируемую организацию, осуществляющие исполнительные, законодательные, юридические, регулирующие, антимонопольные полномочия, полномочия зарубежных инвестиций, принудительного отчуждения, налоговые или административные полномочия в рамках или за счет любого из вышеуказанных органов; (iv) любой внешний управляющий, управляющий конкурсной массой, доверительное лицо, монитор или аналогичное лицо, назначенное любым из них; (v) любое другое лицо, назначенное в рамках органа или иным образом подпадающее под действие юрисдикции любого

- 64 - указанного органа, включая любую фондовую биржу или биржу ценных бумаг или организацию, выступающую государственной корпорацией ; или (vi) любой орган Государственной власти . (hh) “ Governmental Entity ” means, with respect to the Kyrgyz Republic : (i) any federal, national, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, Tax authority, court, tribunal, parliament, arbitral body, committee, office, council, commission, commissioner, board, ministry, minister, bureau, division, agency, state - owned or state - controlled company, or other body or entity in each case of the Kyrgyz Republic ; (ii) any subdivision, agent, commission, board, member, employee, director, officer or authority of any of the foregoing ; (iii) any quasi - governmental or private body, including any tribunal, commission, regulatory agency, working group or self - regulatory organization, exercising any executive, legislative, judicial, regulatory, antitrust, foreign investment, expropriation, administrative or taxing authority in the name of and for the benefit of any of the foregoing ; (iv) any executive body thereof or of any legislative authority, including for the avoidance of doubt the President, the Cabinet of Ministers, the Chairman of the Cabinet of Ministers, the GPO, the SCNS, the Ministry of Internal Affairs, the Jogorku Kenesh of the Kyrgyz Republic or Kyrgyz Parliament and the KR State Commission ; (v) any external manager, receiver, trustee, monitor, advisor, consultant or similar person or body appointed by any of them ; and (vi) any predecessor, successor or other Person created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange or entity in the nature of a crown corporation . (hh) Термин «Государственная организация» означает в отношении Кыргызской Республики : (i) любой федеральный, провинциальный, территориальный, государственный, региональный, муниципальный, местный или другой орган власти, правительственный или государственный департамент, центральный банк, Налоговый орган, суд, трибунал, парламент, арбитражный орган, комитет, офис, совет, комиссию, правление, министерство, министр, бюро, отдел, агентство, государственную или контролируемую государством компанию или другой орган или организацию, в каждом случае Кыргызской Республики ; (ii) любое подразделение, агент, комиссия, совет, член, сотрудник, директор, должностное лицо или орган любой из вышеперечисленных организаций ; (iii) любой квази - правительственный или частный орган, включая любой трибунал, комиссию, регулирующий орган, рабочую группу или саморегулируемую организацию, осуществляющие любые исполнительные, законодательные, юридические, регулирующие, антимонопольные, полномочия зарубежных инвестиций, принудительного отчуждения, налоговые или административные полномочия от имени или в интересах любого из вышеуказанных органов ; (iv) любой его исполнительный орган или любой законодательный орган, включая во избежание сомнений, Президента, Кабинет Министров, Председателя Кабинета Министров, ГП, ГКНБ, Министерство внутренних дел, Жогорку Кенеш Кыргызской Республики или Парламент Кыргызской Республики и Государственную

- 65 - комиссию КР ; (v) любой внешний управляющий, ресивер, доверительное лицо, монитор . советник, консультант или аналогичное лицо, назначенное любым из них ; (vi) любой предшественник, правопреемник или любое другое Лицо, назначенное в рамках органа или иным образом подпадающее под действие юрисдикции любого указанного органа, включая любую фондовую биржу или биржу ценных бумаг или организацию, выступающую государственной корпорацией . (ii) “ Government Official ” means (i) any public or elected official or officer, employee (regardless of rank) ; (ii) any person acting on behalf of a Governmental Authority, public international organization (such as the United Nations or World Bank), or political party, party official or any candidate for political office ; or (iii) any officers, employees (regardless of rank), or persons acting on behalf of an entity that is financed in large measure through public appropriations, is widely perceived to be performing government functions, or has its key officers and directors appointed by a government . (ii) Термин «Государственный служащий» означает (i) любое государственное или выборное должностное лицо или чиновника, сотрудника (независимо от ранга) ; (ii) любое лицо, действующее от имени Государственного органа, общественной международной организации (такой как Организация Объединенных Наций или Всемирный банк) или политической партии, партийного чиновника или кандидата на политическую должность ; или (iii) любых должностных лиц, сотрудников (независимо от ранга) или лиц, действующих от имени организации, которая финансируется в значительной степени за счет государственных ассигнований, которая широко воспринимается как выполняющая государственные функции или в которой основные должностные лица и директора назначаются правительством . (jj) “ GPO ” means the General Prosecutors Office of the Kyrgyz Republic. (jj) Термин «ГП» означает Генеральную прокуратуру Кыргызской Республики. (kk) “ Intercompany Claim Balance” means the aggregate amounts owing (on account of principal and accrued and unpaid interest) by Centerra to KGC as of the Closing Date under the revolving credit loan agreement and promissory note dated November 25 , 2014 , between KGC and Centerra and the promissory note dated September 15 , 2017 between KGC and Centerra . (kk) Термин «Баланс Внутригрупповых Требований» означает совокупные суммы задолженности (в счет основной суммы долга и начисленных и невыплаченных процентов) компании «Центерра» перед компанией «КГК» на Дату закрытия по договору о возобновляемом кредите и векселю от 25 ноября 2014 года между компаниями «КГК» и «Центерра» и

			векселю от 15 сентября 2017 года между компаниями «КГК» и «Центерра».
(ll)	"*Intercompany Claims*" means any intercompany loan, balance, payable, receivable or other Claim between Centerra, on the one hand, and KGC or KOC, on the other hand, including, for the avoidance of doubt, Claims arising under the revolving credit loan agreement and promissory note, dated November 25, 2014, between KGC and Centerra, the promissory note dated September 15, 2017 between KGC and Centerra, and the DIP Loan.	(ll)	Термин *«Внутригрупповые требования»* означает любой внутрихозяйственный заем, баланс, кредиторскую, дебиторскую задолженность или иное требование между компанией «Центерра», с одной стороны, и компанией «КГК» или «КОК», с другой стороны, включая, во избежание сомнений, требования, возникающие по договору о возобновляемом кредитном займе и векселю от 25 ноября 2014 года между компаниями «КГК» и «Центерра», векселю от 15 сентября 2017 года между «КГК» и «Центерра», а также Займу ДВВ.
(mm)	"*Intercompany Payment*" has the meaning given in Clause 5.1.2.	(mm)	Термин *«Внутригрупповой платеж»* имеет значение, указанное в Статье 5.1.2.
(nn)	"*Interim Order*" means an interim order of the Canadian Court, in a form acceptable to Centerra, KR and Kyrgyzaltyn, acting reasonably (as such order may be amended by the Canadian Court with the consent of Centerra and, solely to the extent the amendment is adverse in any material respect to the interests of the KR or Kyrgyzaltyn pursuant to this Agreement, the KR and Kyrgyzaltyn, acting reasonably) providing for declarations and directions with respect to the Plan of Arrangement and the holding of the Centerra Meeting.	(nn)	Термин *«Временное распоряжение»* означает временное распоряжение Канадского суда, составленное по форме, приемлемой для компании «Центерра», КР, и«Кыргызалтын» действующих обоснованно (при этом такое распоряжение может быть изменено Канадским судом с согласия компании «Центерра», и, исключительно в случае, когда изменение в каком-либо существенном отношении неблагоприятно сказывается на интересах КР или компании «Кыргызалтын» в соответствии с настоящим Соглашением, с согласия КР и «Кыргызалтын», действующих обоснованно), в котором приводятся заявления и указания относительно Плана реорганизации и проведения Собрания компании «Центерра».
(oo)	[Redacted - bank account information.]	(oo)	[Redacted - bank account information.]

-66-

- 67 - (pp) “ KGC Shares ” means the shares in KGC owned by Centerra, being 100% of the share capital of KGC as of the date hereof. (pp) Термин «Акции компании КГК» означает акции компании «КГК», принадлежащие компании «Центерра» и составляющие 100% уставного капитала компании «КГК» на дату настоящего документа . (qq) “ KOC Shares ” means the shares in KOC owned by Centerra, being 100% of the share capital of KOC as of the date hereof. (qq) Термин «Акции компании КОК» означает акции компании «КОК», принадлежащие компании «Центерра» и составляющие 100% уставного капитала компании «КОК» на дату настоящего документа . (rr) “ KR Approvals ” has the meaning given in Recital D of this Agreement. (rr) Термин «Одобрения КР» имеет значение, приведенное в пункте D декларативной части настоящего Соглашения . (ss) “ KR Reclamation Fund ” has the meaning given in the RTD Termination Deed. (ss) Термин «Фонд рекультивации КР» имеет значение, приведенное в Акте о прекращении действия ТДР . (tt) “ KR State Commission ” means the state commission formed by the Resolution of the Jogorku Kenesh of the Kyrgyz Republic dated February 17 , 2021 No . 4405 - VI on Studying the Efficiency of Development of the Kumtor Gold Ore Deposit, for Monitoring the Execution of the Resolution of the Jogorku Kenesh of the Kyrgyz Republic dated February 21 , 2013 No . 2805 - V "On the Results of the Work of the State Commission for Verification and Study of the Compliance of Kumtor Operating Company CJSC with the norms and requirements for rational use of natural resources, environmental protection, safety of production processes and social protection of the population" and the Resolution of the Government of the Kyrgyz Republic dated July 3 , 2012 No . 465 . (tt) Термин «Государственная комиссия КР» означает государственную комиссию, образованную постановлением Жогорку Кенеша Кыргызской Республики от 17 февраля 2021 года № 4405 - VI по изучению эффективности разработки золоторудного месторождения "Кумтор", по контролю исполнения постановления Жогорку Кенеша Кыргызской Республики от 21 февраля 2013 года № 2805 - V "Об итогах работы Государственной комиссии по проверке и изучению соблюдения ЗАО "Кумтор Оперейтинг Компани" норм и требований по рациональному использованию природных ресурсов, охране окружающей среды, безопасности производственных процессов и социальной защите населения" и постановления Правительства Кыргызской Республики от 3 июля 2012 года № 465 .

- 68 - (uu) “ Kumtor Project ” means the exploration for and development of gold and silver mineral resources and the production and sale of gold and silver from the Kumtor deposit . (uu) Термин «Проект «Кумтор» означает разведку и разработку минеральных ресурсов золота и серебра, а также производство и продажу золота и серебра с месторождения Кумтор . (vv) “ Kyrgyzaltyn Nominee ” means any officer, director, employee, advisor, counsel or consultant of Centerra or any of its affiliates, in each case current or former, appointed, recommended or approved by Kyrgyzaltyn prior to the Closing Date . (vv) Термин «Уполномоченное лицо «Кыргызалтын» означает любое должностное лицо, директора, работника, советника, юриста или консультанта компании «Центерра» либо любое из аффилированных лиц компании, назначенных, рекомендованных или утвержденных «Кыргызалтын» до Даты закрытия . (ww) “ Kyrgyz Proceedings ” means any cases, proceedings, investigations, inquiries or other actions by KR, Kyrgyzaltyn or any other Governmental Entity or any person acting on behalf of and/or for the benefit of any such person against the persons and entities released under Clause 1 . 2 . (ww) Термин «Кыргызские Разбирательства» означает любые дела, разбирательства, расследования, дознания или другие действия КР, компании «Кыргызалтын» или другой Государственной организации или любого лица, действующего от имени и/или в интересах любого такого лица против физических и юридических лиц, освобожденных в соответствии со Статьей 1.2. (xx) [Redacted - bank account information.] (xx) [Redacted - bank account information.] (yy) “ KZN Centerra Shares ” means the shares in the capital of Centerra owned (beneficially and/or of record) by Kyrgyzaltyn, being 77,401,766 common shares. (yy) Термин «Акции KZN компании «Центерра» означает акции в капитале компании «Центерра», принадлежащие (фактически и (или) юридически) компании «Кыргызалтын», в количестве 77 401 766 обыкновенных акций .

- 69 - (zz) “ KZN Centerra Shares Value ” means CAD 972 , 166 , 306 . 56 on the basis of the closing trading price of the KZN Centerra Shares on the Toronto Stock Exchange on 1 April 2022 . (zz) Термин «Стоимость Акций KZN компании “Центерра”» означает 972 , 166 , 306 . 56 долл . Канады на основе цены закрытия торгов Акций KZN компании «Центерра» на фондовой бирже Торонто 1 апреля 2022 года . (aaa) [Redacted - commercially sensitive information regarding secured assets.] (aaa) [Redacted - commercially sensitive information regarding secured assets.] (bbb) “ Longstop Date ” means 5 July, 2022 or such later date as may be extended by written agreement of the Parties, provided that Centerra, Kyrgyzaltyn and the KR shall each have the right to extend the Longstop Date up to ninety days (in thirty - day increments) in aggregate if the Final Order has not been obtained and has not been denied by a non - appealable decision of the Canadian Court by the original Longstop Date (or any subsequent Longstop Date, as applicable) by giving notice to the other parties to such effect no later than 5 : 00 p . m . (Eastern Time) on the Business Day prior to the original Longstop Date (or subsequent Longstop Date, as applicable) ; provided that, notwithstanding the foregoing, a party shall not be permitted to extend the Longstop Date if the failure to obtain the Final Order is primarily the result of such party’s breach (and in case of the KR or Kyrgyzaltyn, either the KR’s or Kyrgyzaltyn’s breach) of the Arrangement Agreement . (bbb) Термин «Предельная дата выполнения предварительных условий» означает 5 июля 2022 года или такую более позднюю дату, которая может быть продлена по письменному соглашению Сторон, при условии, что компания «Центерра», «Кыргызалтын» и КР имеют право продлевать Предельную дату выполнения предварительных условий, до девяноста дней (частями по тридцать дней) в совокупности, если Окончательное распоряжение не будет получено и не будет отклонено решением Канадского суда, не подлежащим апелляции, до исходной Предельной даты выполнения предварительных условий (или любой последующей Предельной даты выполнения предварительных условий, в зависимости от каждого конкретного случая), направив другим сторонам соответствующее уведомление не позднее 17 . 00 восточного времени в Рабочий день, предшествующий Предельной дате выполнения предварительных условий (или любой последующей Предельной даты выполнения предварительных условий, в зависимости от каждого конкретного случая), при условии, что, невзирая на вышеизложенное, ни одна из сторон не имеет права продления Предельной даты

- 70 - выполнения предварительных условий, если неспособность получить Окончательное распоряжение в основном является следствием нарушения такой стороной (а в случае с КР или «Кыргызалтын», нарушения со стороны или КР или «Кыргызалтын») Соглашения об урегулировании . (ccc) “ Nature Development Fund ” means the fund established pursuant to the Strategic Agreement on Environmental Protection and Investment Promotion, dated September 11 , 2017 with the purpose of building capacity in the Kyrgyz Republic to protect the natural environment in the area around the Kumtor Project and throughout the Kyrgyz Republic and to encourage sustainable development of the natural resources of the Kyrgyz Republic . (ccc) Термин «Фонд развития природы» означает фонд, созданный согласно положениям Стратегического соглашения по охране окружающей среды и продвижению инвестиций от 11 сентября 2017 года с целью увеличения потенциала в Кыргызской Республике по охране естественной природной среды в районе Проекта «Кумтор» и на территории всей Кыргызской Республики, а также поощрения устойчивого развития природных ресурсов Кыргызской Республики. (ddd) “ NI 62 - 104 ” means National Instrument 62 - 104 Take - Over Bids and Issuer Bids of the Canadian Securities Administrators . (ddd) Термин «NI 62 - 104 » означает Национальный инструмент 62 - 104 « Заявки на поглощение и заявки эмитента » Канадских администраторов ценных бумаг . (eee) “ PCA ” means the Permanent Court of Arbitration located in the Hague, the Netherlands . (eee) Термин «ППТС» означает Постоянную палату третейского суда, расположенную в Гааге, Нидерланды . (fff) “ Plan of Arrangement ” means the plan of arrangement in the form attached as Appendix 13 hereto, as the same may be amended or supplemented from time to time in accordance with Clause 7 . 4 . 9 , the terms thereof or at the direction of the Canadian Court (with the consent of Centerra and, solely to the extent the amendment is adverse in any material respect to the interests of the KR or Kyrgyzaltyn pursuant to this Agreement, the KR and Kyrgyzaltyn, acting reasonably) . (fff) Термин «План реорганизации» означает план реорганизации, составленный по форме, приведенной в Приложении 13 к настоящему Соглашению, при этом такой план может время от времени изменяться или дополняться в соответствии с Статьей 7 . 4 . 9 , условиями Соглашения или по указанию Канадского суда (с согласия компании Центерра» и, исключительно в той степени, в которой изменение в каком - либо существенном отношении неблагоприятно сказывается на интересах КР или «Кыргызалтын» в соответствии с настоящим Соглашением, с согласия КР и компании

- 71 - «Кыргызалтын», действующих обоснованно). (ggg) [Redacted - commercially sensitive information regarding secured assets.] (ggg) [Redacted - commercially sensitive information regarding secured assets.] (hhh) “ Proceedings ” means the Arbitration Proceedings, the Canadian Proceedings, the Chapter 11 Proceedings and the Kyrgyz Proceedings . (hhh) Термин «Разбирательства» означает Арбитражное разбирательство, Канадское разбирательство, Разбирательства в рамках Главы 11 и Кыргызские Разбирательства . (iii) “ Project Agreements ” means the Restated Investment Agreement, dated June 6 , 2009 , the Restated Concession Agreement, dated June 6 , 2009 , the Restated Shareholders’ Agreement, dated June 6 , 2009 , the Release Agreement, dated June 6 , 2009 , the Settlement Agreement, dated June 6 , 2009 , the Cyanide Accident Settlement Agreement, the RTD (until terminated by the RTD Termination Deed), the Restated Pledge Agreement, dated June 6 , 2009 , the Agreement on New Terms for the Kumtor Project, dated April 24 , 2009 , the Restated Gold Silver Sale Agreement, dated June 6 , 2009 , the Second Amended and Restated Agreement on payment of a commission by KGC, dated June 6 , 2009 , the Strategic Agreement on Environmental Protection and Investment Promotion, dated September 11 , 2017 , the Deed Poll, dated August 7 , 2019 ; the Kyrgyzaltyn Mutual Release Agreement, dated August 7 , 2019 , in each case among certain or all of the Parties, and any other agreement entered into by Cameco Corporation, Centerra or any of their respective predecessors, successors or affiliates and the KR, Kyrgyzaltyn or a Governmental Entity relating to the Kumtor Project, but excluding this Agreement and any ancillary agreement entered into in connection herewith . (iii) Термин «Соглашения по Проекту» означает Пересмотренное инвестиционное соглашение от 6 июня 2009 года, Пересмотренный концессионный договор от 6 июня 2009 года, Пересмотренное соглашение акционеров от 6 июня 2009 года, Соглашение об отказе от требований от 6 июня 2009 года, Мировое соглашение от 6 июня 2009 года, Мировое соглашение в связи и разливом цианида, ТДР (до его отмены на основании Акта о прекращении действия ТДР), Пересмотренный договор залога от 6 июня 2009 года, Соглашение о новых условиях по Проекту «Кумтор» от 24 апреля 2009 года, Пересмотренный договор о продаже золота и серебра от 6 июня 2009 года, Второе измененное и дополненное соглашение о выплате комиссионных компанией «КГК» от 6 июня 2009 года, Стратегическое соглашение по защите окружающей среды и развитию инвестиций от 11 сентября 2017 года, Одностороннее обязательство от 7 августа 2019 года; Соглашение о взаимном освобождении компании «Кыргызалтын» от 7 августа 2019 года, в каждом случае между определенными или всеми Сторонами, а также любое другое соглашение, заключенное корпорацией «Камеко», компанией «Центерра» или любым из их

- 72 - соответствующих предшественников, правопреемников или аффилированных лиц и КР, компанией «Кыргызалтын» или Государственной организацией, относящееся к Проекту «Кумтор», но исключая настоящее Соглашение и все дополнительные соглашения, заключенные в связи с ним . (jjj) “ Reclamation Trust Fund ” means the reclamation trust funds in relation to the Kumtor Project held in trust pursuant to the RTD . (jjj) Термин «Трастовый фонд рекультивации» означает трастовые фонды рекультивации, связанные с Проектом «Кумтор» и находящиеся в доверительном управлении в соответствии с ТДР . (kkk) “ Release Agreement ” means the Release Agreement in the form attached at Appendix 12 to be delivered by each of Nurlan Kyshtobaev, Dushen Kasenov and Tengiz Bolturuk in accordance with Clause 2 . 2 . 3 . (kkk) Термин «Соглашение об освобождении» означает Соглашение об освобождении, составленное по форме, приведенной в Приложении 12 , и подлежащее подписанию Нурланом Кыштобаевым, Дюйшеном Касеновым и Тенгизом Болтуруком в соответствии со Статьей 2 . 2 . 3 . (lll) “ RTD ” means the reclamation trust deed dated January 25, 1996 among KGC, Rothschild Trust Corporation Limited, the KR Government and Centerra (which acceded to the rights and obligations of Cameco Corporation thereunder, pursuant to the Deed of Accession, dated April 30 , 2004 , among Cameco Corporation, Centerra and Rothschild Trust Corporation Limited) . (lll) Термин «ТДР» означает трастовый договор о рекультивации от 25 января 1996 года между компанией «КГК», Rothschild Trust Corporation Limited, Правительством КР и компанией «Центерра» (которая присоединилась к правам и обязательствам корпорации «Камеко» в соответствии с Договором о присоединении от 30 апреля 2004 года между корпорацией «Камеко», компанией «Центерра» и Rothschild Trust Corporation Limited) . (mmm) “ RTD Termination Deed ” has the meaning given in Clause 3.1. (mmm) Термин «Акт о прекращении действия ТДР» имеет значение, предусмотренное в Статье 3.1. (nnn) “ SCNS ” means the State Committee on National Security of the Kyrgyz Republic. (nnn) Термин «ГКНБ» означает Государственный комитет национальной безопасности Кыргызской Республики. (ooo) “ Shares ” means, collectively, the KGC Shares, the KOC Shares and the KZN Centerra Shares or any of them as the circumstances require . (ooo) Термин «Акции» означает, в собирательном значении, Акции компании «КГК», Акции компании «КОК» и Акции KZN компании

- 73 - «Центерра», или же любые из них, в зависимости от обстоятельств. (ppp) “ Taxes ” shall mean any and all present or future taxes, levies, imposts, duties, deductions, charges, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto . (ppp) Термин «Налоги» означает любые и все существующие или будущие налоги, комиссии, пошлины, сборы, отчисления, затраты, взносы или другие сборы, назначенные любым Государственным органом, включая любые проценты, дополнительные суммы, взимаемые вместе с налогом, или штрафы, применимые, помимо этого . (qqq) “ Tax Treaty ” means the Canada - Kyrgyzstan Income Tax Convention, dated June 4 , 1998 , and any subsequent protocols or other amendments thereto . (qqq) Термин «Договор о налогообложении» означает Конвенцию о налогах на доходы, заключенную между Канадой и Кыргызстаном 4 июня 1998 г . , а также любые последующие протоколы или другие поправки к нему . (rrr) “ Temporary Management Appointment ” means the Order of Chairman of the Cabinet of Ministers of the Kyrgyz Republic No 2 of 17 May 2021 appointing Tengiz Bolturuk as the temporary manager of KGC, , subsequently supplemented by the Order of the Chairman of the Cabinet of Ministers No 133 of 11 February 2022 relieving Tengiz Bolturuk of his duties and appointing JSC "National Holding Company "The Great Nomads Heritage" as the temporary manager of KGC pursuant to Article 65 - 1 of the Law of the Kyrgyz Republic on Joint Stock Companies of 27 March 2003 No 64 , as amended and supplemented from time to time . (rrr) Термин «Приказ о назначении временного управляющего» означает Распоряжение Председателя Кабинета министров Кыргызской Республики № 2 от 17 мая 2021 г . о назначении Тенгиза Болтурука временным управляющим компании «КГК», в дальнейшем дополненным Распоряжением Председателя Кабинета министров № 133 от 11 февраля 2022 года, освобождающим Тенгиза Болтурука от его обязанностей и назначающим ОАО «Национальная Холдинговая Компания «Наследие Великих Кочевников» временным управляющим компании КГК в соответствии с Статьей 65 - 1 Закона Кыргызской Республики об акционерных обществах от 27 марта 2003 года № 64 , с соответствующими изменениями и дополнениями . (sss) “ Temporary Manager ” means JSC "National Holding Company "The Great Nomads Heritage" in its in his role as the temporary external manager of KGC pursuant to the Temporary Management Appointment . (sss) Термин «Временный управляющий» означает ОАО «Национальная Холдинговая Компания «Наследие Великих Кочевников» в роли временного внешнего управляющего компании «КГК» в соответствии с Приказом о назначении временного управляющего . (ttt) “ Trustee ” has the meaning given in the RTD. (ttt) Термин «Доверительный управляющий» имеет значение, предусмотренное в ТДР.

- 74 - B. Interpretation : Unless otherwise specified in the Agreement: B. Толкование : если в Соглашении не указано иное: (a) References to the “KR” shall be deemed to include the KR Government acting on behalf of the Kyrgyz Republic and each other Governmental Entity, notwithstanding any limitation under Kyrgyz law restricting the authority of the KR Government to bind certain Governmental Entities . (a) Считается, что ссылки на термин «КР» включают Правительство КР, действующее от имени Кыргызской Республики, и каждую другую Государственную организацию, несмотря на любые положения законодательства Кыргызской Республики, ограничивающие полномочия Правительства КР связывать обязательствами определенные Государственные организации . (b) References to Centerra’s predecessors shall include Cameco Corporation. (b) Ссылки на предшественников компании «Центерра» включают корпорацию «Камеко». (c) The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation . ” (c) Считается, что за словами «включают», «включает» и «включая» следует фраза «без ограничений». (d) Unless the context requires otherwise: (d) Если контекст не требует иного: (i) any definition of or reference herein to any agreement, instrument or other document shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified ; and (i) все определения или ссылки в настоящем документе на любое соглашение, инструмент или другой документ должны истолковываться как ссылки на такое соглашение, инструмент или другой документ, в который время от времени вносятся изменения, дополнения или другие изменения ; а также (ii) any reference herein to any person shall be construed to include such person’s successors and permitted assigns . (ii) все приводимые в настоящем документе ссылки на какое - либо лицо должны истолковываться как включающие правопреемников и разрешенных представителей такого лица . (e) The Appendices attached to the Agreement (including this Appendix 1 ) form an integral part of the Agreement . (e) Приложения к Соглашению (включая настоящее Приложение 1 ) являются неотъемлемой частью Соглашения .

- 75 - APPENDIX 2 CONDITIONS PRECEDENT ПРИЛОЖЕНИЕ 2 ПРЕДВАРИТЕЛЬНЫЕ УСЛОВИЯ (a) This Agreement and RTD Termination Deed . This Agreement has been duly authorized, executed and delivered by KGC and KOC and the RTD Termination Deed has been duly authorized, executed and delivered by all parties thereto . (a) Настоящее Соглашение и Акт о прекращении действия ТДР . Настоящее Соглашение должным образом санкционировано, подписано и передано компаниями «КГК» и «КОК», и Акт о прекращении действия ТДР должным образом санкционирован, подписан и передан всеми его сторонами . (b) Representations and Warranties . The representations and warranties of all the Parties set out herein are true and accurate as of the date they were made or deemed made pursuant to Clause 8 . 2 . (b) Заявления и гарантии . Заявления и гарантии всех Сторон, изложенные в настоящем документе, являются верными и точными на дату, когда они были сделаны или считаются сделанными в соответствии со Статьей 8 . 2 . (c) No Breach . Each party has fulfilled or complied in all material respects with each of its covenants contained in this Agreement or the RTD Termination Deed to be fulfilled or complied with by it on or prior to the Closing Date . All payments and deliveries to be made on the Closing Date pursuant to this Agreement shall have been made in accordance with the terms of this Agreement . (c) Отсутствие нарушений . Каждая сторона выполнила или соблюла во всех существенных аспектах все свои обязательства, содержащиеся в настоящем Соглашении или Акте о прекращении действия ТДР, которые должны быть выполнены или соблюдены ей на Дату закрытия или до нее . Все платежи и передачи, которые должны быть совершены на Дату закрытия согласно настоящему Соглашению, сделаны в соответствии с условиями настоящего Соглашения . (d) No Illegality . No law is in effect that makes the consummation of this Agreement and the RTD Termination Deed, and the transactions contemplated herein and therein, illegal or otherwise prohibits or enjoins any Party from consummating this Agreement or the RTD Termination Deed and completing the transactions contemplated herein and therein . (d) Отсутствие незаконности . Не существует действующего законодательства, которое делает незаконной реализацию настоящего Соглашения и Акта о прекращении действия ТДР, а также сделок, предусмотренных настоящим Соглашением и связанных с ним, или которое иным образом запрещает или препятствует какой - либо Стороне реализовывать настоящее Соглашение или Акт о прекращении действия ТДР и совершать сделки, предусмотренные

- 76 - настоящим Соглашением и связанные с ним. (e) Approvals . (e) Одобрения . (i) The KR Approvals remain in full force and effect without modification as of the Closing Date . (i) Одобрения КР остаются в полной силе и действии без изменений по состоянию на Дату закрытия . 9 (ii) Canadian Approvals: (ii) Канадские одобрения: 1 . The Arrangement Resolution shall have been approved and adopted by a majority of the votes cast by Centerra Shareholders (excluding for this purpose votes attached to Centerra shares held by Kyrgyzaltyn and any other persons required to be excluded under applicable Canadian law) and by two - thirds of the votes cast by all Centerra Shareholders, in each case represented in person or by proxy at the Centerra Meeting in accordance with the Interim Order (the “ Centerra Shareholder Approval ”), and such approval remains in full force and effect . 1 . Резолюция о реорганизации должна быть одобрена и принята большинством голосов Акционеров компании «Центерра» (исключая для этой цели голоса, привязанные к акциям компании «Центерра», принадлежащим компании «Кыргызалтын» и любым другим лицам, которые должны быть исключены в соответствии с действующим законодательством Канады) и двух трети поданных голосов всех Акционеров компании «Центерра», в каждом случае представленных лично или по доверенности на Собрании компании «Центерра» в соответствии с Временным распоряжением (« Одобрение акционеров компании « Центерра »), при этом такое одобрение остается в полной силе и действии . 2 . The Interim Order and the Final Order shall each have been obtained in a form and on a basis that permits consummation of the Plan of Arrangement in accordance with the Agreement, and shall have not been set aside or modified in a manner that prevents the consummation of the Plan of Arrangement in accordance with the Agreement (together, the “ Canadian Court Approval ”) . 2 . Временное распоряжение и Окончательное распоряжение должны быть получены в той форме и на том основании, которые позволяют реализовать План реорганизации в соответствии с Соглашением, и не могут быть аннулированы или изменены способом, предотвращающим реализацию Плана реорганизации в соответствии с Соглашением (вместе — «Одобрение Канадского суда» ) .

- 77 - (f) Actions concerning this Agreement or the RTD Termination Deed . No court, arbitral or other proceeding regarding the authority, execution and delivery or enforceability of any of this Agreement or the RTD Termination Deed is pending, proposed or threatened and no law or other governmental action has been taken or is pending, proposed or threatened which, if adopted (in the case of any pending, proposed or threatened action), would purport to (i) repudiate, invalidate, denounce, cancel, limit, impair, breach or modify in any way any of this Agreement or the RTD Termination Deed or any provision hereof or thereof, or (ii) subject any Party to a requirement for payment or delivery of property or liability to any third party (other than in respect of Taxes or pursuant to this Agreement or the RTD Termination Deed) to which it would not have been subject if the Closing did not occur . For the avoidance of doubt, the Condition Precedent in paragraph (ii) above is solely for the benefit of, and may be waived solely by, the Party which is subject to such payment obligation or liability . (f) Действия, касающиеся настоящего Соглашения или Акта о прекращении действия ТДР . Никакое судебное, арбитражное или иное разбирательство относительно полномочий, исполнения и передачи или возможности приведения в исполнение настоящего Соглашения или Акта о прекращении действия ТДР не рассматривается, не предлагается и не планируется, равно как не приняты или не рассматриваются, не предлагаются и не планируются никакие законы или иные действия правительства, которые в случае их принятия (в отношении любого рассматриваемого, предлагаемого или планируемого действия) будут направлены на (i) отрицание, недействительность, денонсацию, отмену, ограничение, ухудшение, нарушение или изменение каким - либо образом настоящего Соглашения или Акта о прекращении действия ТДР или любых их положений, или (ii) обременит какую - либо из Cторон обязательством по оплате или передаче собственности либо иным обязательством перед третьим лицом (кроме как в отношении Налогов или в соответствии с настоящим Соглашением или Актом о прекращении ТДР), которым она не была бы обременена, если бы Закрытия не произошло . Во избежание сомнений, Предварительное условие в подпункте (ii) выше приводится исключительно в интересах Стороны, которая обременяется таким обязательством по оплате или иным обязательством, и может быть снято только ею . (g) Satisfaction of Chapter 11 Proceedings Expenses . Centerra shall have advanced, or agreed to advance, the DIP Loan to the Debtors in an amount sufficient to enable the Debtors to pay and satisfy the administrative expenses of the Debtors incurred as part of the Chapter 11 Proceedings in accordance with Appendix 4 , Clause (j) . (g) Покрытие расходов, связанных с Разбирательствами в рамках Главы 11 . Компания «Центерра» предоставила или согласилась предоставить Заем ДВВ Должникам в сумме, достаточной для того, чтобы Должники могли оплатить и удовлетворить административные расходы Должников, понесенные в рамках Разбирательств в рамках Главы 11 в соответствии с Приложением 4 , Статьей (j) .

- 78 - (h) Termination of the Proceedings . (h) Прекращение Разбирательств . (i) All Kyrgyz Proceedings shall have been fully, finally and irrevocably terminated, closed, dismissed, or otherwise resolved (assuming, in each case, occurrence of the Closing Date), in each case to the satisfaction of Centerra in its absolute and sole discretion, including the taking of the steps contemplated in Part I of Appendix 4 . (i) Все Кыргызские Разбирательства должны быть полностью, окончательно и безотзывно прекращены, закрыты, отклонены или иным образом разрешены (в каждом случае при условии наступления Даты закрытия), в каждом случае к удовлетворению компании «Центерра», действующей по своему абсолютному и единоличному усмотрению, включая принятие мер, предусмотренных в Части I Приложения 4 . (ii) The Chairman of the Cabinet of Ministers shall have executed and delivered a letter to Centerra confirming, among other things, to the satisfaction of Centerra in its absolute and sole discretion, the dismissal and absence of any criminal, administrative or civil claims cases, judgements, proceedings, investigations, inquiries or convictions against any of the persons released in Clause 1 . 2 . (ii) Председатель Кабинета Министров должен оформить и передать компании «Центерра» письмо, подтверждающее, среди прочего, к удовлетворению компании «Центерра» по её единоличному и абсолютному усмотрению, прекращение и отсутствие любых уголовных, административных или гражданских исков, судебных решений, разбирательств, расследований, дознаний или судебных решений в отношении любого из лиц, освобожденных в соответствии со Статьей 1 . 2 . (iii) All Proceedings (other than the Arbitration Proceedings and the Canadian Proceedings) shall have been fully, finally and irrevocably terminated, closed and dismissed (assuming, in each case, occurrence of the Closing Date) in accordance with the steps contemplated in Appendix 4 and the Canadian Proceedings Undertaking shall have been complied with by the parties thereto . (iii) Все Разбирательства (кроме Арбитражного разбирательства и Канадского разбирательства) должны быть полностью, окончательно и безотзывно прекращены, закрыты и отменены (в каждом случае при условии наступления Даты закрытия) в соответствии с шагами, предусмотренными в Приложении 4 и Обязательство по Канадскому разбирательству должно соблюдаться его сторонами . (i) Solvency confirmation . The KR and Kyrgyzaltyn shall procure that KGC delivers a solvency confirmation in respect of KGC as of the Closing Date for the benefit of Centerra from a reputable, independent accountancy or valuation firm mutually agreed by Centerra and the KR (i) Подтверждение платежеспособности . КР и «Кыргызалтын» должны обеспечить, чтобы компания «КГК» предоставила подтверждение платежеспособности «КГК» на Дату закрытия в пользу компании «Центерра», полученное от

- 79 - Government . Such confirmation shall state that KGC is solvent as of the Closing Date (and able to carry out their financial obligations contemplated herein and in the RTD Termination Deed) . признанной независимой бухгалтерской или оценочной фирмы, взаимно согласованной компанией «Центерра» и Правительством КР . В таком подтверждении должно указываться, что компания «КГК» платежеспособна по состоянию на Дату закрытия (и способна выполнять свои финансовые обязательства, предусмотренные настоящим Соглашением и Актом о прекращении действия ТДР) .

- 80 - APPENDIX 3 REPRESENTATIONS AND WARRANTIES ПРИЛОЖЕНИЕ 3 ЗАВЕРЕНИЯ И ГАРАНТИИ A. Representations and Warranties of Centerra A. Заверения и гарантии компании « Центерра » Centerra represents and warrants to the KR Government, Kyrgyzaltyn, KGC and KOC that : Компания «Центерра» заверяет и гарантирует Правительству КР, компании «Кыргызалтын», «КГК» и «КОК», что : (i) It validly exists and is in good standing as a corporation under the laws of Canada; (i) Она существует законным образом и обладает полной правосубъектностью как корпорация в соответствии с законодательством Канады ; (ii) It has all necessary legal ability and authority to enter into, and, subject to Centerra Shareholder Approval and Canadian Court Approval, to carry out its obligations under, this Agreement and perform the transactions contemplated herein . Centerra has obtained independent legal advice from experienced counsel in respect of this Agreement . This Agreement and the transactions contemplated herein constitutes valid, legally binding and enforceable obligations of Centerra ; (ii) Она имеет все необходимые юридические возможности и полномочия для заключения и, при условии получения Одобрения акционеров компании «Центерра» и Одобрения Канадского суда, выполнения своих обязательств по настоящему Соглашению, а также заключения сделок, предусмотренных в настоящем Соглашении . Компания «Центерра» получила независимую юридическую консультацию у опытного юрисконсульта в отношении настоящего Соглашения . Настоящее Соглашение и сделки, предусмотренные в нем, представляют действительные, юридически обязательные и исполнимые обязательства компании «Центерра» ; (iii) All governmental approvals of any jurisdiction (other than the Kyrgyz Republic) necessary to allow Centerra to enter into this Agreement and to carry out the transactions contemplated by this Agreement have been given or received and remain in full force and effect, other than the Canadian Court Approval (including the Interim Order, and any approvals required by the Interim Order, and the Final Order) and filing of the Articles of Arrangement with the CBCA (iii) Все правительственные одобрения любой юрисдикции (кроме Кыргызской Республики), необходимые для того, чтобы позволить компании «Центерра» заключить настоящее Соглашение и осуществить сделки, предусмотренные настоящим Соглашением, даны или получены и остаются в полной силе и действии, за исключением Одобрения Канадского суда (включая Временное распоряжение и все одобрения, требуемые во Временном распоряжении, а также Окончательное

Director, which shall be effective on the Closing Date;	распоряжение) и регистрации Договора о реорганизации у Директора по ЗККО, которые вступают в силу в Дату закрытия;
(iv) Subject to the Centerra Shareholder Approval, the Canadian Court Approval (including the Interim Order, and any approvals required by the Interim Order, and the Final Order), filing of the Articles of Arrangement with the CBCA Director and compliance by Centerra with applicable Canadian and United States securities laws and stock exchange rules and policies, there are no applicable constitutional provisions, laws, regulations, decrees or orders of any jurisdiction (other than the Kyrgyz Republic) in force which restrict or prohibit the ability of Centerra to enter into and perform its obligations under this Agreement or which restrict the ability of the KR Government from enforcing the terms of this Agreement or the RTD Termination Deed against Centerra. The choice of law in Clause 8.3 is valid and enforceable under the laws of Centerra's jurisdiction of incorporation and would be recognized and given effect by a court of law in Centerra's jurisdiction of incorporation. A decision and award of an arbitrator made pursuant to the dispute resolution provisions in Clause 8.4 would be enforceable against Centerra in a court of law in Centerra's jurisdiction of incorporation;	(iv) При условии получения Одобрения акционеров компании «Центерра», Одобрения Канадского суда (включая Временное распоряжение и все одобрения, требуемые во Временном распоряжении, а также Окончательное распоряжение), регистрации Договора о реорганизации у Директора по ЗККО и соблюдения компанией «Центерра» применимых законов о ценных бумагах и правил и положений фондовых бирж Канады и США, не существует применимых конституционных положений, законов, нормативных актов, постановлений или приказов любой юрисдикции (кроме Кыргызской Республики), которые ограничивают или исключают возможность компании «Центерра» заключать и выполнять свои обязательства по настоящему Соглашению или ограничивают возможность Правительства КР требовать принудительного исполнения условий настоящего Соглашения или Акта о прекращении действия ТДР в отношении компании «Центерра». Выбор права в Статье 8.3 является действительным и принудительно исполнимым в соответствии с законодательством юрисдикции по месту регистрации компании «Центерра» и будет признан и введен в действие судом в юрисдикции по месту регистрации компании «Центерра». Решение и постановление арбитра, вынесенное в соответствии с положениями о разрешении споров в пункте 8.4, будет подлежать принудительному исполнению в отношении компании «Центерра» в суде в юрисдикции по месту регистрации компании «Центерра»;

-81-

- 82 - (v) This Agreement is not in conflict with any organizational document of Centerra or with any other agreement to which Centerra is a party . (v) Настоящее Соглашение не противоречит никаким уставным документам компании «Центерра» или любым другим соглашениям, стороной которых является компания «Центерра». (vi) In connection with the entry into this Agreement and the RTD Termination Deed, no Government Official of the Kyrgyz Republic has been offered, promised or received, directly or indirectly, from Centerra or any person acting on its behalf anything of value with the knowledge that all or any portion of the thing of value will be offered, promised or given, directly or indirectly, to a Government Official of the Kyrgyz Republic, in each case for the purpose of influencing any action or decision of the Government Official in his or her official capacity, including a decision to fail to perform his or her official duties, or inducing the Government Official to use his or her influence with any Governmental Entity to affect or influence any official act ; and no offer, promise, payment or benefit of any sort or kind whatsoever has been provided, in connection with this Agreement or the RTD Termination Deed, by Centerra or anyone acting on its behalf, to the KR, any Governmental Entity or any Government Official other than the transfer of KGC Shares and KOC Shares pursuant to this Agreement, the Cash Consideration Payment and the Intercompany Payment ; (vi) В связи с заключением настоящего Соглашения и Акта о прекращении действия ТДР, никакой государственный служащий Кыргызской Республики не получил предложение, обещание и не получал прямо или косвенно от компании «Центерра» или любого другого лица, действующего от его имени, что - либо ценное, зная о том, что все или любая часть такого ценного предмета будет предложена, обещана или передана прямо или косвенно Государственному служащему Кыргызской Республики в каждом случае в целях влияния на любые действия или решения Государственного служащего, занимаемого должность, включая решение не выполнять свои служебные обязанности, или в целях влияния на Государственного служащего для использования его/ее полномочии в рамках любой Государственной организации для влияния на любое официальное действие ; и никакое предложение, обещание, платеж или выгода любого рода не были предоставлены в связи с исполнением настоящего Соглашения или Акта о прекращении действия ТДР компанией «Центерра» или любым лицом, действующим от ее лица, КР, любой Государственной организации или любому Государственному служащему, кроме передачи акций «КГК» и «КОК» в соответствии с настоящим Соглашением, Оплаты Денежного встречного удовлетворения и Внутригруппового платежа ; (vii) As of and following the Closing Date, the release of the Claims, the undertakings and indemnities in Clauses 1 . 1 , 1 . 5 and 1 . 8 remain in full force and (vii) На дату и после Даты закрытия, отказ от Требований, обязательства и гарантии возмещения ущерба, указанные в Статьях 1 . 1 , 1 . 5 и 1 . 8

- 83 - effect, without amendment, qualification or impairment; сохраняют свою полную силу и действие без поправок, ограничения или обесценения ; (viii) As of and following the Closing Date, Centerra and any other person or entity who is entitled to make a Claim in the name of or on behalf of Centerra, have no actual, pending or threatened Claims, in each case, relating to or in connection with any party released pursuant to Clause 1 . 1 ; (viii) На дату и после Даты закрытия компания «Центерра» и любое другое лицо или организация, имеющие право на предъявление Исков от имени или от лица компании «Центерра», не имеют фактические, неудовлетворенные или потенциальные Иски, в каждом случае связанные или имеющие отношение к любой стороне, освобожденной от обязательств в соответствии с Статьей 1 . 1 ; (ix) As of the date hereof and immediately prior to the Closing Date and subject to any actions on the part of any Governmental Entity or pursuant to any Law of the Kyrgyz Republic, (A) Centerra is the sole legal and beneficial owner of the KGC Shares and the KOC Shares, and (B) the KGC Shares and the KOC Shares constitute all of the equity and voting interests in KGC and KOC and there are no encumbrances on such KGC Shares and KOC Shares, other than any such encumbrances existing pursuant to the Project Agreements, the Chapter 11 Proceedings, applicable law or the organizational documents of KGC or KOC, as applicable, and (C) there are no outstanding obligations, options, warrants, convertible securities, stock appreciation rights, or other rights, agreements, arrangements or commitments of any kind relating to any equity or voting interests in KGC or KOC or obligating either KGC or KOC to issue or sell any equity or voting interests in, or any other interest in, either KGC or KOC ; (ix) По состоянию на дату, указанную в настоящем Соглашении, и непосредственно до Даты закрытия, в соответствии с любыми действиями со стороны любой Государственной организации или в соответствии с любым законом Кыргызской Республики, (А) компания «Центерра» является единственным законным и основным собственником Акций «КГК» и «КОК», и (В) Акции «КГК» и «КОК» представляют весь капитал и голосующие акции «КГК» и «КОК», а также отсутствуют какие - либо обременения в отношении таких Акций «КГК» и «КОК», кроме тех обременений, которые существуют в соответствии с Проектными соглашениями, Разбирательствами в рамках Главы 11 , действующим законодательством или организационными документами «КГК» и «КОК», если применимо, и (С) отсутствуют какие - либо невыполненные обязательства, опции, гарантии, конвертируемые ценные бумаги, права переоценки акций или другие права, соглашения, договоренности или обязательства любого рода, имеющие отношение к любому капиталу или голосующим акциям в «КГК» и «КОК», а также «КГК» или «КОК» не имеют обязательств в отношении выпуска или

- 84 - продажи любой части капитала или голосующих акций или любых других акций «КГК» или «КОК» ; (x) It is a resident of Canada for purposes of the Tax Treaty, and is entitled to the full benefits available to a resident of Canada under the Tax Treaty ; and (x) Компания является резидентом Канады в целях исполнения Договора о налогообложении и имеет право на все компенсационные выплаты, доступные резиденту Канады в соответствии с Договором о налогообложении ; и (xi) The Board of Directors of each of KGC and of KOC has authorized and approved KGC and KOC, respectively, to take the actions described in Appendix 4 , Part III . (xi) Совет директоров каждой из компаний «КГК» и «КОК» уполномочил и одобрил «КГК» и «КОК», соответственно, предпринять действия, описанные в Приложении 4 , Часть III . B. Representations and Warranties of the KR B. Заверения и гарантии КР The KR represents and warrants to Centerra that: КР заверяет и гарантирует компании «Центерра», что: (i) It has all necessary legal ability and authority to enter into, and to carry out its obligations under, this Agreement and perform the transactions contemplated herein . The KR has obtained independent legal advice from experienced counsel in respect of this Agreement . This Agreement and the transactions contemplated herein constitute valid, legally binding and enforceable obligations of the Kyrgyz Republic ; (i) Она обладает всеми необходимыми правоспособностями и полномочиями для заключения и выполнения своих обязательств по настоящему Соглашению, а также совершения сделок, предусмотренных в нем . КР получила независимую юридическую консультацию у опытного юрисконсульта в отношении настоящего Соглашения . Настоящее Соглашение и сделки, предусмотренные в нем, представляют действительные, юридически обязывающие и исполнимые обязательства Кыргызской Республики ; (ii) All approvals, consents or other acts necessary to authorize the KR, Kyrgyzaltyn, and (as of the Closing Date only) KGC and KOC, to enter into this Agreement and the RTD Termination Deed have been obtained and there are no constitutional provisions, laws, regulations, decrees or orders in force which restrict or prohibit the ability of the KR, (ii) Получены все разрешения или согласия, выполнены все другие действия, необходимые для того, чтобы уполномочить КР, компанию «Кыргызалтын» и (только на Дату закрытия) компании «КГК» и «КОК» заключить настоящее Соглашение и Акт о прекращении действия ТДР, при этом нет никаких конституционных положений,

- 85 - Kyrgyzaltyn, KGC or KOC to enter into and perform this Agreement or the RTD Termination Deed or which restrict the enforceability of this Agreement or the RTD Termination Deed against the KR, Kyrgyzaltyn, KGC or KOC . The choice of law in Clause 8 . 3 is valid and proper under the laws of the Kyrgyz Republic and would be recognized and given effect by a court of law in the Kyrgyz Republic . The dispute resolution provisions in Clause 8 . 4 are valid and proper under the laws of the Kyrgyz Republic . The decision or award of an arbitrator made pursuant thereto would be valid and binding on the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC under the laws of the Kyrgyz Republic and enforceable against the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC in a court of law in the Kyrgyz Republic subject to the limitations expressly included in the Convention on the Recognition and Enforcement of Foreign Arbitral Awards (the “ New York Convention ”) and in the event such award is enforced against the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC in a court of law in the Kyrgyz Republic, additionally, subject to any mandatory, non - discriminatory and generally applicable Kyrgyz legislation on enforcement and recognition of international arbitration awards ; законов, постановлений, указов или приказов, которые ограничивают или исключают способность КР, компании «Кыргызалтын», «КГК» и «КОК» заключить и исполнить настоящее Соглашение или Акт о прекращении действия ТДР или которые ограничивают возможность принудительного исполнения настоящего Соглашения или Акта о прекращении действия ТДР в отношении КР и компаний «Кыргызалтын», «КГК» и «КОК» . Выбор права в Статье 8 . 3 является действительным и надлежащим в соответствии с законодательством Кыргызской Республики и будет признан и введен в действие судом Кыргызской Республики . Положения о разрешении споров в Статье 8 . 4 являются действительными и надлежащими в соответствии с законодательством Кыргызской Республики . Решение или постановление арбитра, вынесенное в соответствии с ними, будет действительным и обязательным для Кыргызской Республики и компаний «Кыргызалтын», «КГК» и «КОК» в соответствии с законодательством Кыргызской Республики и подлежащим принудительному исполнению в отношении Кыргызской Республики и компаний «Кыргызалтын», «КГК» и «КОК» в суде Кыргызской Республики с учетом ограничений, прямо включенных в Конвенцию о признании и приведении в исполнение иностранных арбитражных решений ( «Нью - Йоркская конвенция» ), а в случае исполнения такого решения в отношении Кыргызской Республики, компании «Кыргызалтын», «КГК» и «КОК» в суде Кыргызской Республики, дополнительно, при условии соблюдения всех обязательных,

- 86 - недискриминационных и в целом применимых законов Кыргызской Республики, касающихся исполнения и признания решений международного арбитражного суда ; (iii) The KR Approvals remain in full force and effect and have not been modified; (iii) Одобрения КР остаются в полной силе и действии и не подвергались изменениям ; (iv) This Agreement is not in conflict with any other agreement to which it is a party ; (iv) Настоящее Соглашение не противоречит никаким другим соглашениям, стороной которых она является ; (v) None of Centerra, its affiliates and each of their respective directors, employees, agents and advisors (both past and present) is liable or responsible for any taxes, levies or other charges in the Kyrgyz Republic arising as a result of the transactions contemplated by this Agreement or the RTD Termination Deed ; (v) Компания «Центерра», ее аффилированные лица и каждый из их соответствующих директоров, работников, доверенных лиц и советников (как бывших, так и действующих) не несут обязательств или ответственности по уплате налогов, пошлин или прочих платежей в Кыргызской Республике, возникающих в результате сделок, предусмотренных настоящим Соглашением или Актом о прекращении действия ТДР ; (vi) This Agreement, the RTD Termination Deed and the transactions contemplated herein and therein (including the receipt and use of the proceeds of any payments hereunder) comply in all respects with all anti - corruption, anti - money laundering and anti - bribery laws of the Kyrgyz Republic . No Government Official of the Kyrgyz Republic has been offered, promised or received, directly or indirectly, from Centerra or any person acting on its behalf, or any other person, anything of value with the knowledge that all or any portion of the thing of value will be offered, promised or given, directly or indirectly, to a Government Official of the Kyrgyz Republic, in each case for the purpose of influencing any action or decision of (vi) Настоящее Соглашение, Акт о прекращении действия ТДР и сделки, предусмотренные в них и в связи с ними (включая получение и использование поступлений от платежей по настоящему Соглашению), во всех отношениях соответствуют всем законам Кыргызской Республики по борьбе с коррупцией, отмыванием денег и взяточничеством . Ни одному Государственному служащему Кыргызской Республики не предлагались, не обещались и не вручались, прямо или косвенно, от компании «Центерра» или лица, действующего от его имени, или другого лица, какие - либо ценности со знанием того, что все или любая часть этих ценностей будет

- 87 - the Government Official in his or her official capacity, including a decision to fail to perform his or her official duties, or inducing the Government Official to use his or her influence with any Governmental Entity to affect or influence any official act ; and no offer, promise, payment or benefit of any sort or kind whatsoever has been provided, in connection with this Agreement or the RTD Termination Deed, by Centerra or anyone acting on their behalf, to the KR, any Governmental Entity or any Government Official other than the transfer of KGC Shares and KOC Shares pursuant to this Agreement and the Intercompany Payment . None of the KR, any Governmental Entity or any of their officers, directors, employees, advisors and consultants, or any person acting on behalf of such entities or individuals, will use or has used anything received of value in connection with the transactions contemplated under this Agreement or the RTD Termination Deed in violation of any applicable anti - corruption, anti - money laundering or anti - bribery laws ; предложена, обещана или передана, прямо или косвенно, одному из Государственных служащих Кыргызской Республики, в каждом случае с целью повлиять на какое - либо действие или решение этого Государственного служащего в его или ее официальном качестве, включая решение не выполнять свои официальные обязанности, или побудить этого Государственного служащего использовать свое влияние в какой - либо Государственной организации для того, чтобы повлиять или воздействовать на какой - либо официальный акт ; кроме того, компания «Центерра» или другое лицо, действующее от ее имени, не предоставляли КР, какой - либо Государственной организации или какому - либо Государственному служащему никаких предложений, обещаний, платежей или преимуществ любого рода или вида в связи с настоящим Соглашением или Актом о прекращении действия ТДР, кроме передачи Акций компании «КГК» и Акций компании «КОК» в соответствии с настоящим Соглашением и Внутригруппового платежа . Ни КР, ни одна из Государственных организаций и никто из их должностных лиц, директоров, сотрудников, советников и консультантов, а также никакое лицо, действующее от имени таких организаций или лиц, не будут использовать или не использовали какие - либо полученные ценности в связи со сделками, предусмотренными настоящим Соглашением или Актом о прекращении действия ТДР, в нарушение любого применимого антикоррупционного законодательства, законов по борьбе с отмыванием денег или взяточничеством ;

(vii) As of and following the Closing Date, the release of Claims, the undertakings and indemnities in Clauses 1.2 through 1.4, 1.6 and 1.7 remain in full force and effect, without amendment, qualification or impairment;	(vii) На Дату закрытия и после нее, освобождения от Исков, обязательств и освобождение от ответственности, предусмотренные в Статьях 1.2–1.4, 1.6 и 1.7, остаются в полной силе и действии, без изменений, оговорок или ограничений;
(vi) As of and following the Closing Date, the Kyrgyz Proceedings have all been and remain fully, finally and irrevocably terminated in accordance with and subject to the terms of this Agreement and in strict accordance with the laws of the KR;	(viii) На Дату закрытия и после нее, все Кыргызские Разбирательства являются и остаются полностью, окончательно и безотзывно прекращенными в соответствии и с учетом условий настоящего Соглашения и в строгом соответствии с законодательством КР;
(vii) On the date hereof and immediately prior to the Closing Date, there are no criminal convictions against any Centerra Parties in the Kyrgyz Republic, and neither the KR nor any Governmental Entity nor any other person or entity who is entitled to make a Claim in the name of or on behalf of the KR Government or any such Governmental Entity has any outstanding case, proceeding, investigation or inquiry against any party covered by the release in Clause 1.2 the existence of which will not have been disclosed to Centerra by the KR within 30 days of the Execution Date;	(ix) На дату настоящего документа и непосредственно перед Датой закрытия, в Кыргызской Республике не существует никаких уголовных приговоров в отношении каких-либо Сторон компании «Центерра», и ни КР, ни какая-либо Государственная организация, ни любое другое физическое или юридическое лицо, имеющие право предъявлять Иски от имени или по поручению Правительства КР или любой такой Государственной организации, не имеют каких-либо незавершенных дел, разбирательств, расследований или дознаний против какой-либо стороны, подпадающей под освобождение, предусмотренное в Статье 1.2, существование которых не было раскрыто компании «Центерра» в течение 30 дней с Даты подписания Соглашения;
(viii) As of the Closing Date, the KR, each Governmental Entity, and any other person or entity who is entitled to make a Claim in the name of or on behalf of the KR Government or any such Governmental Entity, have no actual, or pending Claims, in each case, against Centerra or any of its	(x) На Дату закрытия и после нее КР, каждая Государственная организация и любое другое физическое или юридическое лицо, имеющее право предъявить Иск от имени или по поручению Правительства КР или любой Государственной организации, не

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- 89 - affiliates or any of its or their shareholders, officers, directors, employees, advisors, counsel or consultants (in each case, current or former) or any Centerra Kumtor Personnel ; or in which Centerra or any of its affiliates or any of its or their shareholders, officers, directors, employees, advisors, counsel or consultants (in each case, current or former) or any Centerra Kumtor Personnel are a party ; имеют фактических или ожидающих рассмотрения Исков, в каждом случае, направленных против компании «Центерра», любого из ее аффилированных лиц, или ее или их акционеров, должностных лиц, директоров, сотрудников, советников, юристов или консультантов (в каждом случае - нынешних или бывших), или любого Персонала Центерра Кумтор ; или в которых компания «Центерра» или ее аффилированные лица или ее или их акционеры, должностные лица, директоры, сотрудники, юристы, советники или консультанты (во всех случаях – бывшие или настоящие) или любые представители Персонала Центерра Кумтор являются сторонами ; (ix) It waives all rights to seek disallowance or disgorgement of, or object to any monthly, interim or final application for, payment of fees (incurred before or after the date of this Agreement) of the retained professionals of KGC and KOC in the Chapter 11 Proceedings ; and (xi) Компания отказывается от всех своих прав добиваться отказа или аннулирования любого ежемесячного, временного или окончательного заявления на оплату расходов (понесенных до или после Даты подписания настоящего Соглашения) на услуги нанятых специалистов «КГК» и «КОК», указанные Разбирательствах в рамках Главы 11 ; и (x) The KR State Commission’s mandate has lapsed, it has been irrevocably dismissed and it has no mandate to make any further recommendations or determinations in respect of Centerra, KGC, KOC or the Kumtor Project . (xii) Мандат Государственной комиссии КР истек, был безотзывно аннулирован, и у нее отсутствует мандат на внесение любых дальнейших рекомендаций или определений в отношении компании «Центерра», «КГК», «КОК» или проекта «Кумтор» .

- 90 - C. Representations and Warranties of Kyrgyzaltyn C. Заверения и гарантии компании « Кыргызалтын » Kyrgyzaltyn represents and warrants to Centerra that: Компания «Кыргызалтын» заверяет и гарантирует компании «Центерра», что: (i) It validly exists and is in good standing as an open joint stock company under the laws of the Kyrgyz Republic ; (i) Она существует законным образом и обладает полной правосубъектностью как открытое акционерное общество в соответствии с законодательством Кыргызской Республики ; (ii) It has all necessary legal ability and authority to enter into, and to carry out its obligations under, this Agreement and perform the transactions contemplated herein . Kyrgyzaltyn has obtained independent legal advice from experienced counsel in respect of this Agreement . This Agreement and the transactions contemplated herein constitute valid, legally binding and enforceable obligations of Kyrgyzaltyn ; (ii) Онa обладает всеми необходимыми правоспособностями и полномочиями для заключения и выполнения своих обязательств по настоящему Соглашению, а также совершения сделок, предусмотренных в нем . Компания «Кыргызалтын» получила независимую юридическую консультацию у опытного юрисконсульта в отношении настоящего Соглашения . Настоящее Соглашение и сделки, предусмотренные в нем, представляют действительные, юридически обязывающие и принудительно исполнимые обязательства компании «Кыргызалтын»; (iii) All governmental approvals of any jurisdiction necessary to allow Kyrgyzaltyn to enter into this Agreement and to carry out the transactions contemplated by this Agreement have been given or received and remain in full force and effect ; (iii) Все правительственные разрешения любой юрисдикции, необходимые для того, чтобы разрешить компании «Кыргызалтын» заключить настоящее Соглашение и осуществить сделки, предусмотренные настоящим Соглашением, даны или получены и остаются в полной силе и действии ; (iv) There are no applicable constitutional provisions, laws, regulations, decrees or orders of any jurisdiction in force which restrict or prohibit the ability of Kyrgyzaltyn to enter into and perform its obligations under this Agreement or which restrict the ability of Centerra from enforcing the terms of this Agreement against Kyrgyzaltyn . The choice of law in Clause 8 . 3 is valid and proper under the laws of the Kyrgyz Republic and would be recognized and given effect by a court of (iv) Не существует никаких действующих конституционных положений, законов, нормативных актов, постановлений или приказов любой юрисдикции, которые ограничивали или исключали бы способность компании «Кыргызалтын» заключать и выполнять свои обязательства по настоящему Соглашению или ограничивали бы способность компании «Центерра» принудительно исполнять условия настоящего Соглашения в отношении

- 91 - law in the Kyrgyz Republic. The dispute компании «Кыргызалтын». Выбор resolution provisions in Clause 8.4 are права в Статье 8.3 является valid and proper under the laws of the действительным и надлежащим в Kyrgyz Republic. The decision or award of соответствии с законодательством an arbitrator made pursuant thereto would Кыргызской Республики и будет be valid and binding on Kyrgyzaltyn under признан и введен в действие судом the laws of the Kyrgyz Republic and Кыргызской Республики. Положения о enforceable against Kyrgyzaltyn in a court разрешении споров в Статье 8.4 of law in the Kyrgyz Republic subject to являются действительными и the limitations expressly included in the надлежащими в соответствии с New York Convention and in the event законодательством Кыргызской such award is enforced against Республики. Решение или Kyrgyzaltyn in a court of law in the Kyrgyz постановление арбитра, вынесенное в Republic, additionally, subject to any соответствии с ними, будет mandatory, non - discriminatory and действительным и обязательным для generally applicable Kyrgyz legislation on компании «Кыргызалтын» в enforcement and recognition of соответствии с законодательством international arbitration awards; Кыргызской Республики и подлежащим принудительному исполнению в отношении компании «Кыргызалтын» в суде Кыргызской Республики с учетом ограничений, прямо включенных в Нью - Йоркскую конвенцию, а в случае исполнения такого решений в отношении компании «Кыргызалтын в суде Кыргызской Республики, дополнительно, при условии соблюдения всех обязательных, недискриминационных и в целом применимых законов Кыргызской Республики, касающихся исполнения и признания решений международного арбитражного суда; (v) This Agreement and the transactions (v) Настоящее Соглашение и сделки, contemplated herein and therein (including предусмотренные в нем и в связи с ним the receipt and use of the proceeds of any (включая получение и использование payments hereunder) comply in all respects поступлений от платежей по with all anti - corruption, anti - money настоящему Соглашению), во всех laundering and anti - bribery laws of the отношениях соответствуют всем Kyrgyz Republic. Neither Kyrgyzaltyn nor законам Кыргызской Республики по any director, officer, employee, consultant борьбе с коррупцией, отмыванием or advisor of Kyrgyzaltyn (a “ Kyrgyzaltyn денег и взяточничеством. Ни компания Representative ”) has been offered, «Кыргызалтын», ни какой - либо promised or received, directly or indirectly, директор, должностное лицо, from Centerra or any person acting on its сотрудник, консультант или советник behalf, or any other person, anything of компании «Кыргызалтын» value with the knowledge that all or any (« Представитель компании portion of the thing of value will be «Кыргызалтын ») не получали offered, promised or given, directly or предложений, обещаний и не indirectly, to a Kyrgyzaltyn Representative получали, прямо или косвенно, от

- 92 - or Government Official of the Kyrgyz Republic, in each case for the purpose of influencing any action or decision of Kyrgyzaltyn or the Government Official in his or her official capacity, including a decision to fail to perform his or her official duties, or inducing the Kyrgyzaltyn Representative or Government Official to use his or her influence with Kyrgyzaltyn or any Governmental Entity to affect or influence any official act ; and no offer, promise, payment or benefit of any sort or kind whatsoever has been provided, in connection with this Agreement or the RTD Termination Deed, by Centerra or anyone acting on their behalf, to Kyrgyzaltyn, any Kyrgyzaltyn Representative, any Governmental Entity or any Government Official other than the transfer of KGC Shares and KOC Shares pursuant to this Agreement and the Intercompany Payment . None of Kyrgyzaltyn, any Governmental Entity or any of their officers, directors, employees, advisors and consultants, or any person acting on behalf of such entities or individuals, will use or has used anything received of value in connection with the transactions contemplated under this Agreement or the RTD Termination Deed in violation of any applicable anti - corruption, anti - money laundering or anti - bribery laws ; компании «Центерра» или любого лица, действующего от ее имени, или другого лица, какие - либо ценности со знанием того, что эта ценность будет целиком или частично предложена, обещана или передана, прямо или косвенно, Представителю компании «Кыргызалтын» или Государственному служащему Кыргызской Республики, в каждом случае с целью повлиять на любое действие или решение компании «Кыргызалтын» или Государственного служащего в его или ее официальном качестве, включая решение не выполнять свои официальные обязанности, или побудить Представителя компании «Кыргызалтын» или Государственного служащего использовать свое влияние на компанию «Кыргызалтын» или любую Государственную организацию для того, чтобы повлиять или воздействовать на какой - либо официальный акт ; кроме того, компания «Центерра» или другое лицо, действующее от ее имени, не предоставляли компании «Кыргызалтын», Представителям компании «Кыргызалтын», какой - либо Государственной организации или какому - либо Государственному служащему никаких предложений, обещаний, платежей или преимуществ любого рода или вида в связи с настоящим Соглашением или Актом о прекращении действия ТДР, кроме передачи Акций компании «КГК» и Акций компании «КОК» в соответствии с настоящим Соглашением и Внутригруппового платежа . Ни «Кыргызалтын», ни одна Государственная организация и никто из их должностных лиц, директоров, сотрудников, советников и консультантов, а также никакое лицо, действующее от имени таких организаций или лиц, не будут использовать или не использовали какие - либо полученные ценности в связи со сделками, предусмотренными

	настоящим Соглашением или Актом о прекращении действия ТДР, в нарушение любого применимого антикоррупционного законодательства, законов по борьбе с отмыванием денег или взяточничеством;
(vi) This Agreement is not in conflict with any of its organizational documents or with any other agreement to which it is a party;	(vi) Настоящее Соглашение не противоречит никаким организационным документам компании «Кыргызалтын» или любым другим соглашениям, стороной которых является компания «Кыргызалтын»;
(vii) As of and following the Closing Date, the release of Claims, the undertakings and indemnities in Clauses 1.2 through 1.4, 1.6 and 1.7 remain in full force and effect, without amendment, qualification or impairment;	(vii) Начиная с Даты закрытия и после нее, освобождение от Исков, обязательства и освобождение от ответственности, предусмотренные в Статьях 1.2–1.4, 1.6 и 1.7, остаются в полной силе и действии, без изменений, оговорок или ограничений;
(viii) As of and following the Closing Date, Kyrgyzaltyn and any other person or entity who is entitled to make a Claim in the name of or on behalf of Kyrgyzaltyn, have no actual, pending or threatened Claims, in each case, against Centerra or any of its affiliates or any of its or their shareholders, officers, directors, employees, advisors or consultants (in each case, current or former) or any Centerra Kumtor Personnel;	(viii) На Дату закрытия и после нее КР, компания «Кыргызалтын» и любое другое физическое или юридическое лицо, имеющее право предъявить Иск от имени или по поручению компании «Кыргызалтын», не имеют фактических, ожидающих рассмотрения или планируемых Исков, в каждом случае, против компании «Центерра» или ее аффилированными лицами, или их акционерами, должностными лицами, директорами, сотрудниками, советниками, юристами или консультантами (в каждом случае - нынешними или бывшими) или любым Персоналом Центерра Кумтор;
(ix) As of the date hereof and immediately prior to the Closing Date, (A) it is the sole legal and beneficial owner of the KZN Centerra Shares and the KZN Centerra Shares constitute all of Kyrgyzaltyn's equity and/or voting interests in Centerra, and (B) there are no encumbrances on such KZN Centerra Shares [Redacted - commercially sensitive information regarding secured assets.]	(ix) На дату настоящего документа и непосредственно перед Датой закрытия (A) она является единственным юридическим и бенефициарным владельцем Акций KZN компании «Центерра», и Акции KZN компании «Центерра» представляют собой все участие компании «Кыргызалтын» в акционерном капитале и (или) права

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- 94 - голоса в компании «Центерра, и (B) на такие Акции KZN компании «Центерра» не имеется никаких обременений [Redacted - commercially sensitive information regarding secured assets . ] (x) Neither Kyrgyzaltyn nor any person or entity who controls Kyrgyzaltyn directly or indirectly is a resident in any “local jurisdiction” (within the meaning of NI 62 - 104 ) and the KZN Centerra Shares are not beneficially owned, directly or indirectly, by any person or entity that is resident in any “local jurisdiction” (within the meaning of NI 62 - 104 ) ; and (x) Ни компания «Кыргызалтын», ни любое физическое или юридическое лицо, прямо или косвенно контролирующее компанию «Кыргызалтын», не является резидентом какой - либо “местной юрисдикции” (в значении NI 62 - 104 ), а Акции KZN компании «Центерра» не находятся в бенефициарном владении, прямо или косвенно, какого - либо физического или юридического лица, являющегося резидентом какой - либо “местной юрисдикции” (в значении NI 62 - 104 ) ; а также (xi) It is a resident of Kyrgyzstan for purposes of the Tax Treaty, and is entitled to the full benefits available to a resident of Kyrgyzstan under the Tax Treaty, including a reduced rate of Canadian non - resident withholding tax of five percent ( 5% ) on dividends that are paid (or deemed to be paid) by Centerra or as directed by Kyrgyzaltyn on the KZN Centerra Shares . (xi) Она является резидентом Кыргызстан в целях исполнения Договора о налогообложении и имеет право на все льготы, доступные резидентам Кыргызстан в соответствии с Договором о налогообложении, включая пониженную ставку Канадского налога у источника выплаты нерезидентам в размере 5% (пяти процентов) на дивиденды, которые выплачиваются (или считаются выплаченными) компанией «Центерра» или по указанию компании «Кыргызалтын» по Акциям KZN компании «Центерра» .

- 95 - D. Representations and Warranties of KGC and KOC D. Заверения и гарантии компаний «КГК» и «КОК» KGC and KOC each (as well as the KR and Kyrgyzaltyn in respect of each of KGC and KOC) represent and warrant to Centerra as of and following the Closing Date that : Компании «КГК» и «КОК» каждая по отдельности (а также КР и «Кыргызалтын» в отношении «КГК» и «КОК») заверяют и гарантируют компании «Центерра» на Дату закрытия и после нее, что : (i) It validly exists and is in good standing as a closed joint stock company under the laws of the Kyrgyz Republic ; (i) Она существует законным образом и обладает полной правосубъектностью как закрытое акционерное общество в соответствии с законодательством Кыргызской Республики ; (ii) It has all necessary legal ability and authority to enter into, and to carry out its obligations under, this Agreement and perform the transactions contemplated herein . It has obtained independent legal advice from experienced counsel in respect of this Agreement . This Agreement and the transactions contemplated herein constitute valid, legally binding and enforceable obligations of it ; (ii) Она обладает всей необходимой правоспособностью и полномочиями для заключения и выполнения своих обязательств по настоящему Соглашению, а также совершения сделок, предусмотренных в нем . Она получила независимую юридическую консультацию у опытного юрисконсульта в отношении настоящего Соглашения . Настоящее Соглашение и сделки, предусмотренные в нем, представляет действительные, юридически обязывающие и принудительно исполнимые обязательства ; (iii) All governmental approvals of any jurisdiction necessary to allow it to enter into this Agreement and to carry out the transactions contemplated by this Agreement have been given or received and remain in full force and effect ; (iii) Все правительственные одобрения в любой юрисдикции, необходимые для того, чтобы она могла заключить настоящее Соглашение и совершить сделки, предусмотренные настоящим Соглашением, были даны или получены и остаются в полной силе ; (iv) There are no applicable constitutional provisions, laws, regulations, decrees or orders of any jurisdiction in force which restrict or prohibit its ability to enter into and perform its obligations under this Agreement or which restrict the ability of Centerra from enforcing the terms of this Agreement against it . The choice of law in Clause 8 . 3 is valid and proper under the laws of the Kyrgyz Republic and would be recognized and given effect by a court of (iv) Нет никаких действующих применимых конституционных положений, законов, нормативно - правовых актов, указов или распоряжений в какой - либо юрисдикции, которые ограничивают или запрещают ее способность заключить настоящее Соглашение и выполнять свои обязанности по нему, или которые ограничивают способность компании «Центерра»

law in the Kyrgyz Republic. The dispute resolution provisions in Clause 8.4 are valid and proper under the laws of the Kyrgyz Republic. The decision or award of an arbitrator made pursuant thereto would be valid and binding on it under the laws of the Kyrgyz Republic and enforceable against it in a court of law in the Kyrgyz Republic subject to the limitations expressly included in the New York Convention and in the event such award is enforced against it in a court of law in the Kyrgyz Republic, additionally, subject to any mandatory, non-discriminatory and generally applicable Kyrgyz legislation on enforcement and recognition of international arbitration awards;	принудительно исполнять условия настоящего Соглашения в отношении нее. Выбор права в Статье 8.3 является действительным и надлежащим в соответствии с законами Кыргызской Республики и будет признан и приведен в действие судом Кыргызской Республики. Положения об урегулировании споров в Статье 8.4 являются действительными и надлежащими в соответствии с законами Кыргызской Республики. Судебное или арбитражное решение, вынесенное в соответствии с такими положениями, будут действительными и обязывающими для нее в соответствии с законами Кыргызской Республики, и могут быть принудительно исполнены в отношении нее судом в Кыргызской Республике с учетом ограничений, прямо включенных в Нью-Йоркскую конвенцию, а в случае исполнения каждого из таких решений в суде Кыргызской Республики, дополнительно, при условии соблюдения всех обязательных, недискриминационных и в целом применимых законов Кыргызской Республики, касающихся исполнения и признания решений международного арбитражного суда;
(v) This Agreement is not in conflict with any of its organizational documents or with any other agreement to which it is a party;	(v) Настоящее Соглашение не противоречит ни одному из их организационных документов или любому другому соглашению, стороной которого она является;
(vi) The release of Claims, the undertakings and indemnities in Clauses 1.2 through 1.4, 1.6and 1.7 remain in full force and effect, without amendment, qualification or impairment;	(vi) Начиная с Даты закрытия и после нее, освобождение от Исков, обязательств и освобождение от ответственности, предусмотренные в Статьях 1.2–1.4, 1.6 и 1.7, остаются в полной силе и действии, без изменений, оговорок или ограничений;
(vii)It, and any other person or entity who is entitled to make a Claim in its name or on its behalf, has no actual, pending or threatened Claims, in each case, against	(vii) Она и любое другое физическое или юридическое лицо, имеющее право предъявить Иск от ее имени или по ее поручению, не имеют фактических,

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- 97 - Centerra or any of its affiliates or its or their respective officers, directors, employees, advisors or consultants (in each case, current or former) or any Centerra Kumtor Personnel ; and ожидающих рассмотрения или планируемых Исков, в каждом случае, против компании «Центерра» или любых ее аффилированных лиц или их акционеров, должностных лиц, директоров, сотрудников, советников, юристов или консультантов (в каждом случае - нынешних или бывших) и Персонала Центерра Кумтор (viii) This Agreement and the transactions contemplated herein and therein (including the receipt and use of the proceeds of any payments hereunder) comply in all respects with all anti - corruption, anti - money laundering and anti - bribery laws of the Kyrgyz Republic. Neither KGC nor KOC nor any manager, director, officer, employee, consultant or advisor of KGC or KOC (a “ KGC or KOC Representative ”) has been offered, promised or received, directly or indirectly, from Centerra or any person acting on its behalf, or any other person, anything of value with the knowledge that all or any portion of the thing of value will be offered, promised or given, directly or indirectly, to a KGC or KOC Representative or Government Official of the Kyrgyz Republic, in each case for the purpose of influencing any action or decision of the KGC or KOC Representative or Government Official in his or her official capacity, including a decision to fail to perform his or her official duties, or inducing the KGC or KOC Representative or the Government Official to use his or her influence with KGC or KOC or any Governmental Entity to affect or influence any official act; and no offer, promise, payment or benefit of any sort or kind whatsoever has been provided, in connection with this Agreement or the RTD Termination Deed, by Centerra or anyone acting on their behalf, to KGC or KOC, any KGC or KOC Representative, any Governmental Entity or any Government Official other than the transfer of KGC Shares and KOC Shares pursuant to this Agreement and the Intercompany Payment. None of KGC or KOC, any Governmental Entity or any of their (viii)Настоящее Соглашение и сделки, предусмотренные настоящим Соглашением и его условиями (включая получение и использование поступлений от платежей по настоящему Соглашению), во всех отношениях соответствуют всем законам Кыргызской Республики по борьбе с коррупцией, отмыванием денег и взяточничеством . Ни компания «КГК», ни компания «КОК», ни какой - либо руководитель, директор, должностное лицо, сотрудник, консультант или советник компании «Кыргызалтын» ( «Представитель компаний «КГК» или «КОК» ) не получали, прямо или косвенно, от компании «Центерра» или любого лица, действующего от ее имени, или любого другого лица, предложений или обещаний каких - либо ценностей и не получали таких ценностей, со знанием того, что эта ценность будет полностью или частично предложена, обещана или передана, прямо или косвенно, Представителю компаний «КГК» или «КОК» или Государственному служащему Кыргызской Республики, в каждом случае с целью повлиять на любое действие или решение компаний «КГК» или «КОК» или Государственного служащего в его или ее официальном качестве, включая решение не выполнять свои официальные обязанности, или побудить Представителя компаний «КГК» или «КОК» или Государственного служащего использовать свое влияние на компании «КГК» или «КОК» или

- 98 - officers, directors, employees, advisors and consultants, or any person acting on behalf of such entities or individuals, will use or has used anything received of value in connection with the transactions contemplated under this Agreement or the RTD Termination Deed in violation of any applicable anti - corruption, anti - money laundering or anti - bribery laws . любую Государственную организацию для того, чтобы повлиять или воздействовать на какой - либо официальный акт ; кроме того, компанией «Центерра» или другим лицом, действующим от ее имени, не предоставлялось компаниям «КГК» или «КОК», Представителю компаний «КГК» или «КОК», какой - либо Государственной организации или какому - либо Государственному служащему никаких предложений, обещаний, платежей или преимуществ любого рода или вида в связи с настоящим Соглашением или Актом о прекращении действия ТДР, кроме передачи Акций компании «КГК» и Акций компании «КОК» в соответствии с настоящим Соглашением и Внутригруппового платежа . Ни компании «КГК» или «КОК», ни одна из Государственной организации и никто из их должностных лиц, директоров, сотрудников, советников и консультантов, а также никакое лицо, действующее от имени таких организаций или лиц, не будут использовать или не использовали какие - либо полученные ценности в связи со сделками, предусмотренными настоящим Соглашением или Актом о прекращении действия ТДР, в нарушение любого применимого антикоррупционного законодательства, законов по борьбе с отмыванием денег или взяточничеством. (ix) With the exception of the Chapter 11 Proceedings, no corporate action, legal proceeding or other procedure or step has been taken in relation to : (ix) За исключением Разбирательств в рамках Главы 11 , какие - либо корпоративные действия, юридические действия или другие процедуры или меры не были предприняты в отношении : A. the suspension of payments, a moratorium of any indebtedness, winding - up, dissolution, А. приостановления платежей, моратория на оплату любой задолженности, ликвидации,

- 99 - administration or reorganization (by way of voluntary arrangement, scheme of arrangement or otherwise) of KGC or KOC; роспуска, администрации или реорганизации (путем добровольной реорганизации с помощью плана реорганизации или иным способом) «КГК» или «КОК»; B. a composition, compromise, assignment or arrangement with any creditor of KGC or KOC; В . компромиссное соглашение, сделка, цессия или договоренности с любым кредитором «КГК» или «КОК» ; C. the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of KGC or KOC or any of their assets; or С . назначение ликвидатора, судебного распорядителя, конкурсного управляющего, администратора, управляющего, назначенного в принудительном порядке или другого аналогичного должностного лица в отношении «КГК» или «КОК» или любых их активов ; или D. enforcement of any security over any assets of KGC or KOC, D. обеспечение безопасности для всех активов «КГК» или «КОК» E. or any analogous procedure or step in any jurisdiction. Е. или любая аналогичная процедура или меры в любой юрисдикции. (x) As of the Closing Date each of KGC and KOC are solvent, able to carry out transactions contemplated herein and in the RTD Termination Deed) each of KGC are KOC are solvent, and able to satisfy their financial and other liabilities when due and each of their respective assets taken as a whole exceed their respective liabilities (taking into account contingent and prospective liabilities) . (x) По состоянию на Дату закрытия компании «КГК» и «КОК» являются платежеспособными, могут осуществлять сделки, предусмотренные настоящим Соглашением и Актом о прекращении действия ТДР), и выполнять свои финансовые и другие обязательства в установленный срок, а каждые соответствующие активы в целом превышают объем их соответствующих обязательств (учитывая непредвиденные и предполагаемые обязательства) .

- 100 - APPENDIX 4 TERMINATION OF PROCEEDINGS ПРИЛОЖЕНИЕ 4 ПРЕКРАЩЕНИЕ РАЗБИРАТЕЛЬСТВ Part I – Termination of the Kyrgyz Proceedings and Costs Часть I – Прекращение Кыргызских Разбирательств и Расходы (a) Promptly upon execution of the Agreement, the KR Government shall procure or in the case of proceedings brought by persons other than the KR Government, use its reasonable efforts to procure the withdrawal and termination of the Kyrgyz Proceedings as soon as possible following the Execution Date, which irrevocable withdrawal/terminations may be contingent solely upon the occurrence of the Closing Date . The KR Government shall bear all court fees and all other costs relating to the Kyrgyz Proceedings . In the event all Kyrgyz Proceedings have not been terminated within 45 days of the Execution Date, Centerra may at its election terminate the Agreement, such termination to be effective immediately upon Centerra serving a written notice of termination of this Agreement to the KR and Kyrgyzaltyn . (a) Сразу после исполнения настоящего Соглашения Правительство КР должно обеспечить или, в случае разбирательства, возбужденного лицами, не являющимися Правительством КР, приложить разумно необходимые усилия для обеспечения отзыва и прекращения Кыргызских Разбирательств как можно скорее после Даты подписания Соглашения, причем безотзывный отзыв/прекращение могут быть обусловлены исключительно наступлением Даты закрытия . Правительство КР несет все судебные издержки и все другие расходы, связанные с Кыргызскими Разбирательствами . В случае если все Кыргызские Разбирательства не будут прекращены в течение 45 дней с Даты подписания Соглашения, компания «Центерра» может в одностороннем порядке расторгнуть Соглашение, при этом такое расторжение вступит в действие сразу после того, как компания «Центерра» вручит письменное уведомление о расторжении настоящего Соглашения КР и компании «Кыргызалтын» . (b) Without limiting paragraph (a), the KR acknowledges that it is a Condition Precedent to the Closing Date (i) that all criminal investigations and proceedings, whether active or suspended, and whether or not such investigations and proceedings are time barred, against any current or former Centerra Kumtor Personnel or Kumtor Personnel (collectively " Centerra Parties ") have been fully, finally and irrevocably terminated (assuming occurrence of the Closing Date) in each case to the satisfaction of Centerra in its absolute and sole discretion and (ii) the KR has provided (b) Не ограничивая смысла пункта (а), КР признает, что Предварительным условием для Даты закрытия является (i) полное, окончательное и безотзывное прекращение всех уголовных расследований и разбирательств (в случае наступления Даты закрытия), как действующих, так и приостановленных, и независимо от того, ограничены ли сроками такие расследования и разбирательства, в отношении любого действующего или бывшего Персонала Центерра Кумтор

- 101 - Centerra with evidence and supporting documentation in respect of such terminations in each case to the satisfaction of Centerra in its absolute and sole discretion, including : или Персонала по Проекту «Кумтор» (совместно « Стороны компании «Центерра» ), в каждом случае к удовлетворению компании «Центерра», и (ii) КР предоставила компании «Центерра» на ее полное усмотрение доказательства и сопроводительную документацию в отношении такого прекращения, в каждом случае к удовлетворению компании «Центерра» на ее полное усмотрение, включая следующие : i. removing any “Notices of Suspicion” issued against Centerra Parties; i . отмена всех «Уведомлений о подозрении», выданных против Сторон компании «Центерра» ; ii . withdrawing any applications for preventative detention or other preventative measure against Centerra Parties ; ii . отзыв всех ходатайств о применении меры пресечения в виде заключения под стражу или другой меры пресечения в отношении Сторон компании «Центерра»; iii . withdrawing any applications for search and seizure against any property belonging or occupied by Centerra Parties ; iii . отзыв всех заявлений о проведении обыска и ареста в отношении имущества, принадлежащего Сторонам компании «Центерра» или занимаемого ими ; iv. withdrawing the names of any Centerra Party from any wanted list; iv . удаление названий и имен всех Сторон компании «Центерра» из всех списков разыскиваемых ; v . withdrawing any request made by the Kyrgyz National Central Bureau to Interpol General Secretariat for the processing of any data in relation to any Centerra Party ; v . отзыв всех запросов, сделанных Национальным центральным бюро Кыргызской Республики в Генеральный секретариат Интерпола относительно обработки данных в отношении любой Стороны компании «Центерра» ; vi . withdrawing any request made by the Kyrgyz National Central Bureau to Interpol General Secretariat for the circulation or publication of any Interpol notice in relation to any Centerra Party ; vi . отзыв всех запросов, сделанных Национальным центральным бюро Кыргызской Республики в Генеральный секретариат Интерпола относительно распространения или публикации уведомлений Интерпола в отношении любой Стороны компании «Центерра» ; vii. withdrawing any diffusion sent by the Kyrgyz National Central Bureau to other National Central Bureaus either directly or through Interpol channel as well as any information vii. отзыв всей информации, направленной Национальным центральным бюро Кыргызской Республики другим Национальным центральным бюро

- 102 - sent by the Kyrgyz National Central Bureau for inclusion in Interpol databases in relation to any Centerra Party ; напрямую или через канал Интерпола, а также всей информации, направленной Национальным центральным бюро Кыргызской Республики для включения в базы данных Интерпола в отношении любой Стороны компании «Центерра» ; viii. withdrawing any indictment against any Centerra Party; and viii. снятие всех обвинений против всех Сторон компании «Центерра»; а также ix . providing copies of letters from the appropriate Governmental Entities confirming that, among other things, to the satisfaction of Centerra in its absolute and sole discretion, the dismissal and absence of any criminal claims, cases, judgements, proceedings, investigations, inquiries or convictions against any of the persons released in Section 1 . 2 and that all pending Claims against the Centerra Parties have been closed with prejudice (assuming occurrence of the Closing Date) . ix . предоставление копий писем от соответствующих Государственных организаций, подтверждающих, помимо прочего, к удовлетворению компании «Центерра» по ее абсолютному и единоличному усмотрению, прекращение и отсутствие любых уголовных претензий, дел, судебных решений, разбирательств, расследований, запросов или приговоров в отношении любых лиц, освобождаемых в Разделе 1 . 2 , а также то, что все имеющиеся Иски против Сторон компании «Центерра» прекращены без права предъявления иска (в случае наступления Даты закрытия) . (c) The Parties shall not take any steps inconsistent with Clauses (a) and (b) above without the consent of Centerra . (c) Стороны не будут предпринимать без согласия компании «Центерра» никаких шагов, противоречащих пунктам (a) и (b) выше . Part II – Termination of the Arbitration Proceedings Часть II – Прекращение арбитражного разбирательства (d) Within two (2) Business Days after the Execution Date, Centerra, KGC, KOC, KR and Kyrgyzaltyn (the “ Arbitration Parties ”) shall jointly write to the sole arbitrator informing him of the suspension of the Arbitration Proceedings through the Longstop Date . Within two (2) Business Days after the Closing Date, the Arbitration Parties shall execute the Arbitration Termination Letter and shall file the same with the sole arbitrator, together with the Consent Awards to be executed by the sole arbitrator . (d) В течение двух (2) Рабочих дней после Даты подписания Соглашения, компании «Центерра», «КГК», «КОК», КР и «Кыргызалтын» (« Стороны арбитражного разбирательства ») должны совместно направить письменный запрос единоличному арбитру, сообщая ему о приостановлении Арбитражного разбирательства в течение Окончательного срока . В течение двух (2) Рабочих дней после Даты закрытия Стороны арбитражного разбирательства должны подписать Письмо о прекращении арбитража, и направить его единоличному

- 103 - арбитру вместе с Арбитражными решениями, для подписания единоличным арбитром . (e) Each Party shall bear its own costs, fees, and expenses, including attorneys’ fees, incurred in connection with the Arbitration Proceedings . The Parties each waive any and all claims for costs, fees and expenses, including attorneys’ fees, arising out of or relating to the Arbitration Proceedings . For the avoidance of doubt, any arbitrator and administrative secretary fees and expenses for the Arbitration Proceedings shall be borne equally by the claimants (on the one hand) and the respondents (on the other hand) in the Arbitration Proceedings . Any portion of the advance on the costs of the Arbitration Proceedings deposited with the LCIA that is to be returned to the Parties shall be returned in the proportions in which such funds were paid by each Party minus the proportion of the costs to be borne by each Party in accordance with this Сlause . For the avoidance of doubt, any fees and expenses of the LCIA acting as fundholder shall be borne equally by the claimants (on the one hand) and the respondents (on the other hand) . (e) Каждая Сторона должна нести свои расходы, оплачивать комиссии, платежи, включая оплату услуг юридических консультантов, понесенных в связи с Арбитражным разбирательством . Стороны должны отказаться от любых претензий в отношении сборов, расходов и комиссий, включая оплату услуг юридических консультантов, возникающих в связи с Арбитражным разбирательством . Во избежание сомнений любые гонорары и расходы на арбитра и административного секретаря в целях Арбитражного разбирательства должны быть понесены в равной степени истцами (с одной стороны) и ответчиками (с другой стороны) в рамках Арбитражного разбирательства . Любая часть аванса, уплаченная в LCIA в зачет расходов на Арбитражные разбирательства, которая должна быть возвращена Сторонам, должна быть возвращена в пропорциях, в которых таковые средства были уплачены каждой Стороной за вычетом пропорции расходов, понесенных каждой Стороной в соответствии с настоящей Статьей . Во избежание сомнений, все гонорары и расходы LCIA в роли держателя средств должны быть понесены в равной степени истцами (с одной стороны) и ответчиками (с другой стороны) . (f) The Parties shall not take any steps inconsistent with Clause (d) above without the consent of Centerra and the KR Government . (f) Стороны не будут предпринимать без согласия компании «Центерра» и Правительства КР никаких шагов, противоречащих пункту (d) выше . Part III – Termination of the Chapter 11 Proceedings Часть III – Прекращение Разбирательств в рамках Главы 11 (g) As soon as practicable after the Execution Date, Centerra and the KR Government shall use their best efforts to suspend the hearing and litigation schedule with respect to the KR Government’s motion to dismiss the Chapter 11 Proceedings pursuant to 11 U . S . C . † 305 (g) В кратчайший практически возможный срок после Даты подписания Соглашения компания «Центерра» и Правительство КР должны приложить максимальные усилия, чтобы приостановить слушание и судебный процесс в отношении

- 104 - (the “ Motion to Dismiss ”) pending the Closing Date, in a manner to be reasonably agreed as between the Debtors (subject to their fiduciary duties) and the KR Government . ходатайства Правительства КР о прекращении Разбирательств в рамках Главы 11 , в соответствии с † 305 Статьи 11 Свода законов США («Ходатайство о прекращении дела») до Даты закрытия в порядке, согласованном соответствующим образом Должниками (в соответствии с их фидуциарными обязательствами) и Правительством КР . (h) As soon as practicable after the satisfaction of the Conditions Precedent in Part I of this Appendix 4 , Centerra and the KR Government shall use their best efforts to voluntarily dismiss the Chapter 11 Proceedings as of the Closing Date . For this purpose, Centerra, the KR Government and the Debtors (in the case of the Debtors, subject to the fiduciary duties of their respective boards of directors) shall agree on a form of motion to dismiss and proposed form of order to be filed with the Bankruptcy Court by the Debtors, and the KR Government shall procure a duly authorized statement from the Temporary Manager to be submitted with such motion and proposed order, in a form to be agreed by the KR Government, Centerra and the Debtors, indicating KGC and KOC shall honor their respective obligations and liabilities outstanding as of the Closing Date (except as otherwise provided herein in respect of administrative expenses of the Chapter 11 Proceedings, as set forth in Clause (j) below) . Centerra and the Debtors shall stipulate that such statement shall not act as an admission of jurisdiction by the KR Government or the Temporary Manager . Upon the occurrence of the Closing Date, the Debtors and the KR Government shall file a joint notice with the Bankruptcy Court declaring that the Closing Date has occurred . Substantially simultaneously with the filing of the motion to dismiss the Chapter 11 Proceedings in accordance with the preceding paragraph, the KR Government shall withdraw and waive all reservations of rights previously filed in the Chapter 11 Proceedings with respect to professional fees, which withdrawal and waiver shall be contingent on the occurrence of the Closing Date . (h) В кратчайший практически возможный срок после выполнения Предварительных условий в Части I настоящего Приложения 4 , компания «Центерра» и Правительство КР приложат все усилия для добровольного прекращения Разбирательств в рамках Главы 11 на Дату закрытия . С этой целью компания «Центерра», Правительство КР и Должники (если Должники связаны фидуциарными обязательствами их соответствующих советов директоров) должны согласовать форму ходатайства о прекращении разбирательства и предлагаемую форму приказа, которые будут подаваться в Суд по делам о банкротстве Должниками, а Правительство КР должно обеспечить надлежащим образом заверенное заявление от Временного управляющего, на рассмотрение которого будет передано такое ходатайство и предложенный приказ, по форме, которая будет согласована Правительством КР, компанией «Центерра» и Должниками, с указанием того, что компании «КГК» и «КОК» 11 выполнят свои соответствующие обязательства и обязанности, оставшиеся невыполненными на Дату закрытия (за исключением случаев, когда в настоящем документе предусмотрено иное в отношении административных расходов, связанных с Разбирательством в рамках Главы 11 , как указано в пункте (j) ниже) . Компания «Центерра» и Должники должны оговорить, что такое заявление не является признанием юрисдикции со стороны Правительства КР или Временного управляющего . После наступления Даты закрытия Должники и Правительство КР должны направить

- 105 - коллективное уведомление на рассмотрение в Суд по делам о банкротстве, заявляя о том, что Дата закрытия наступила . Главным образом, одновременно с направлением ходатайства о прекращении Разбирательств в рамках Главы 11 в соответствии с предыдущим пунктом Правительство КР должно отозвать и отказаться от всех оговорках о правах, ранее предусмотренных в Разбирательствах в рамках Главы 11 в отношении гонораров консультантов, и этот отзыв и отказ должен быть обусловлен наступлением Даты закрытия . (i) Centerra and the KR Government agree as of the Execution Date to (or, in the case of Centerra, to the extent within its control and subject to the fiduciary duties of the boards of directors of the Debtors, cause the Debtors to) (i) suspend all discovery, briefing and other matters in connection with the Motion to Dismiss, (ii) in the case of the KR Government not to file any motions in the Chapter 11 Proceedings and (iii) not take any other adverse action including any filing in the Chapter 11 Proceedings inconsistent with this Agreement in any material respect or affecting the rights or interests of any Party or the Temporary Manager, in each case except as agreed by Centerra, the Debtors and the KR Government . (i) Компания «Центерра» и Правительство КР согласны по состоянию на Дату подписания Соглашения (или в случае компании «Центерра» в полном объеме в рамках своего контроля и в соответствии с фидуциарными обязательствами советов директоров Должников обеспечить, что Должники) (i) приостановить рассмотрение всех материалов, информационных справок и других вопросов в связи с ходатайством о прекращении дела, и (ii) в случае Правительства КР не подавать какие - либо ходатайства в Разбирательствах в рамках Главы 11 , и (iii) не принимать любые другие негативные меры, включая любую подачу документов, в Разбирательствах в рамках Главы 11 , не соответствующих настоящему Соглашению в любой существенной степени или влияющих на права или интересы любой Стороны или Временного управляющего в каждом случае, кроме случаев, согласованных компанией «Центерра», Должниками и Правительством КР . (j) Centerra will be responsible for the funding of the DIP Loan or, following the Closing Date, directly paying to the extent required to satisfy (i) all administrative expenses of retained professionals of KGC and KOC in the Chapter 11 Proceedings, (ii) fees payable to the Office of the United States Trustee and (iii) other allowed administrative expenses approved by the Bankruptcy Court (which shall, for the (j) Компания «Центерра» несет ответственность за предоставление Займа ДВВ или после Даты закрытия – прямую оплату в объеме, необходимом для покрытия (i) всех административных расходов на гонорары нанятым консультантам «КГК» и «КОК» в связи с Разбирательствами в рамках Главы 11 , (ii) гонораров, подлежащих выплате офису

- 106 - avoidance of doubt, (i) include any storage costs for goods held in transit as a result of the Chapter 11 Proceedings or at the direction of the Debtors and (ii) exclude any expenses of vendors, suppliers or customers or any similar expenses arising from the Temporary Manager’s operations of KGC) . Centerra shall not bear any costs incurred by the KR, Kyrgyzaltyn, the Temporary Manager, any KGC or KOC creditor or supplier or any other interested party prior to, in connection with or during the pendency of the Chapter 11 Proceedings . доверенного управляющего США и (iii) других разрешенных административных расходов, утвержденных Судом по делам о банкротстве (что, во избежание сомнений, (i) включает любые расходы на хранение товаров, удерживаемых в транзите в результате Разбирательств в рамках Главы 11 или по указанию Должников и (ii) исключает любые расходы подрядчиков, поставщиков или заказчиков или любые похожие расходы, возникшие в результате управления «КГК» Временным управляющим) . Компания «Центерра» не должна нести какие - либо расходы, понесенные КР, «Кыргызалтын», Временным управляющим, любым кредитором или поставщиком «КГК» или «КОК» или любой другой заинтересованной стороной до или в связи с или во время Разбирательств в рамках Главы 11 . (k) The Parties acknowledge and agree that, (i) pursuant to the release granted in Clause 1 . 1 , Centerra and its subsidiaries shall have no further rights, claims or other remedies against KGC and KOC or their assets or property in respect of the DIP Loan as of the Closing Date and (ii) as of the Closing Date Centerra shall arrange for the Debtors’ HSBC account in New York to be closed and any remaining funds shall be used to satisfy any expenses set forth in paragraph (j) above or otherwise refunded to Centerra . (k) Стороны признают и соглашаются с тем, что (i) в соответствии с освобождением, предусмотренным в Статье 1 . 1 , компания «Центерра» и ее дочерние компании не будут иметь никаких дальнейших прав, претензий или других средств правовой защиты против компаний «КГК» и «КОК» или их активов или собственности в отношении Займа ДВВ на Дату закрытия и (ii) на Дату закрытия компания «Центерра» обеспечит закрытие счета Должников в банке HSBC в Нью - Йорке и использование любых оставшихся средств для покрытия любых расходов, предусмотренных выше в пункте (j), или для иного их возмещения компании «Центерра».. (l) The Parties shall not take any steps inconsistent with Clauses (g) through (k) above without the consent of Centerra and the KR Government . (l) Стороны не будут предпринимать без согласия компании «Центерра» и Правительства КР никаких шагов, противоречащих пунктам (g) до (k) выше . Part IV – Canadian Proceedings Часть IV – Канадские разбирательства (m) Concurrently with entering this Agreement, Centerra and the KR Government shall have provided each other with the Canadian Proceedings (m) Одновременно с заключением настоящего Соглашения, компания «Центерра» и Правительство КР предоставили друг другу Обязательство по Канадскому

- 107 - Undertaking pursuant to which each of Centerra and Tengiz Bolturuk have agreed to comply with this Appendix 4 , Part IV(m), as follows : from the Execution Date and until the earlier to occur of the Closing Date or the termination of the Agreement pursuant to Clause 7 . 7 , (i) they shall take no further steps in relation to the Canadian Proceedings or any order or judgement issued in relation thereto (except to arrange for the issuance of an order or judgement reflecting the terms of the decision of the Canadian Court) or the undertaking as to damages given by Centerra on May 26 , 2021 , and (ii) the time period for taking any step in commencing any appeal of a decision in the Canadian Proceedings by either side is tolled and Centerra and Tengiz Bolturuk each agree to file any consents necessary to effect this tolling . From and after the Closing Date, Centerra and Tengiz Bolturuk shall not take any further steps in relation to the Canadian Proceedings (including by way of appeal), except that (a) Centerra and Tengiz Bolturuk will consent to an Order setting aside the judgement issued in the Canadian Proceedings on February 15 , 2022 , dissolving any injunctions granted in the Canadian Proceedings, and dismissing the Canadian Proceedings on a without cost basis and (b) Centerra and Tengiz Bolturuk will fully and forever release each other of any claims that either of them may have in connection with any issues raised or that could have been raised in the Canadian Proceedings . Разбирательству, в соответствии с которым компания «Центерра» и Тенгиз Болтурук согласились соблюдать настоящее Приложение 4 , часть IV(m), следующим образом : начиная с Даты подписания Соглашения и до (того что наступит ранее) наступления Даты закрытия или прекращения действия Соглашения в соответствии со Статьей 7 . 7 , (i) они не должны предпринимать никаких дальнейших шагов в отношении Канадского разбирательства или любого приказа или решения, вынесенного в связи с ним (за исключением организации выпуска приказа или решения, отражающего условия решения Канадского суда) или обязательства по возмещению ущерба, данного компанией «Центерра» 26 мая 2021 года, и (ii) срок для предприятия любой из сторон шагов для начинания обжалования решения по Канадскому Разбирательству откладывается, и компания «Центерра» и Тенгиз Болтурук каждый соглашаются подать любые согласия, необходимые для такого отложения . Начиная с Даты закрытия, компания «Центерра» и Тенгиз Болтурук не будут предпринимать никаких дальнейших шагов в отношении Канадского разбирательства (в том числе путем подачи апелляции), за исключением того, что (a) компания « Центерра» и Тенгиз Болтурук дают согласие на вынесения Приказа об отмене решения, вынесенного в ходе Канадского разбирательства 15 февраля 2022 г . , которым будут отменены любые судебные запреты, наложенные в рамках него, а само Канадское разбирательство будет прекращено без несения расходов, и (b) компания « Центерра» и Тенгиз Болтурук полностью и навсегда откажутся от любых взаимных претензий, которые каждый из них может иметь в отношении любых вопросов, которые были или могли быть подняты в Канадском разбирательстве . (n) The Parties shall not take any steps inconsistent with Clause (m) above without the consent of the KR Government . (n) Стороны не будут предпринимать без согласия Правительства КР никаких шагов, противоречащих пункту (m) выше .

- 108 - APPENDIX 5 DISPUTE RESOLUTION; REMEDIES ПРИЛОЖЕНИЕ 5 МЕХАНИЗМ РАЗРЕШЕНИЯ СПОРОВ; СРЕДСТВА ПРАВОВОЙ ЗАЩИТЫ 1 . All disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (“ICC Rules”) . There shall be one arbitrator, who shall be appointed in accordance with the said ICC Rules . 1 . Все споры, возникающие в результате настоящего Соглашения или в связи с ним, должны быть окончательно урегулированы в соответствии с Арбитражным регламентом Международной торговой палаты («Регламент МТП») . Должен быть один арбитр, который назначается в соответствии с указанным Регламентом МТП . 1.a. The seat of the arbitration shall be London, United Kingdom. 1.a. Местом проведения арбитража является Лондон, Соединенное Королевство. 1.b. The language of the arbitration shall be English. 1.b. Языком арбитражного разбирательства является английский. 1 . c . The Parties agree, pursuant to Article 30 (2)(b) of the ICC Rules, that the Expedited Procedure Provisions shall apply irrespective of the amount in dispute . The Parties acknowledge that pursuant to Article 30 (3)(c) of the ICC Rules, the Expedited Procedure Provisions shall not apply if the ICC Court, upon the request of a party before the constitution of the arbitral tribunal or on its own motion, determines that it is inappropriate in the circumstances to apply the Expedited Procedure Provisions . 1 . c . В соответствии со статьей 30 (2)(b) Регламента МТП, стороны соглашаются с тем, что Положения ускоренной процедуры применяются независимо от оспариваемой суммы . Стороны признают, что в соответствии со Статьей 30 (3)(c) Регламента МТП, Положения ускоренной процедуры не применяются, если Суд МТП, по просьбе стороны до образования арбитражного суда или по собственной инициативе, определит, что в данных обстоятельствах применение Положений ускоренной процедуры нецелесообразно . 2 . Nothing in this provision, or Agreement, shall preclude the parties from seeking remedies in aid of arbitration from a court of appropriate jurisdiction . 2 . Никакие положения настоящего пункта или Соглашения не препятствуют сторонам обращаться в суд соответствующей юрисдикции за средствами правовой защиты в рамках арбитража . 3. Nothing in this Agreement shall preclude any person from asserting the releases set forth in Clauses 1.1 through 1.3 of this Agreement as a 3 . Ничто в настоящем Соглашении не препятствует любому лицу заявлять об освобождении от ответственности, изложенном в Статьях 1 . 1 – 1 . 3 настоящего

- 109 - defence in any proceeding that seeks to enforce a Claim released therein. Соглашения, в качестве защиты в любом разбирательстве, направленном на принудительное исполнение Иска, от которого предоставлено освобождение согласно настоящему Соглашению . 4 . For the sole purpose of proceedings before any court of competent jurisdiction to enforce the award of the sole arbitrator appointed in accordance with Clause 1 of Appendix 5 above, each of the KR (on behalf of itself and each Governmental Entity), Kyrgyzaltyn, KGC and KOC hereby irrevocably waives any immunity from legal process or jurisdiction it may now or hereafter have on grounds of sovereignty or otherwise . 4 . Исключительно в целях разбирательства в любом суде компетентной юрисдикции для исполнения решения единоличного арбитра, назначенного в соответствии со Статьей 1 Приложения 5 выше, КР (от своего имени и от имени каждой Государственной организации) и компании «Кыргызалтын», «КГК» или «КОК» настоящим безоговорочно отказываются от любого иммунитета в отношении судебного процесса или юрисдикции, которым они могут обладать в настоящее время или в будущем, на основании суверенитета или иным образом . 5 . Without prejudice to any other remedies available to any Party at law or contract, if on or after the Closing Date, any Party breaches its respective obligations under Clause 1 of this Agreement in any material respect and such breach is not remedied (if capable of being remedied) within 10 days of notice given by the injured party to the breaching party (a “ Default ”), such Party shall pay, as compensation and not a penalty, to the injured Party (for the avoidance of doubt, in the event of a Default by Centerra, the KR shall be deemed to be the injured Party, and in the event of a Default by the KR, Kyrgyzaltyn, KGC or KOC (each a “ KR Party ”), Centerra shall be deemed to be the injured Party) an amount equal to the Intercompany Payment plus the Cash Consideration minus the Deemed Dividend Withholding Tax Amount . In the event of a Default by a KR Party, each of the KR, Kyrgyzaltyn, KGC or KOC shall be liable on a joint and several basis to make such payment to Centerra . 5 . Без ущерба для любых других средств правовой защиты, доступных любой Стороне по закону или договору, если в Дату закрытия или после нее любая Сторона нарушит свои соответствующие обязательства по Статье 1 настоящего Соглашения в существенной степени и такое нарушение не будет устранено (если оно может быть устранено) в течение 10 дней с момента уведомления, направленного пострадавшей стороной в адрес нарушившей стороны (« Неисполнение обязательств »), такая Сторона выплачивает в качестве компенсации, а не штрафа, пострадавшей Стороне (во избежание сомнений, в случае Неисполнения обязательств компанией «Центерра» пострадавшей Стороной считается КР, а в случае Неисполнения обязательств КР, «Кыргызалтына», «КГК» или «КОК» (каждая из которых является « Стороной КР ») пострадавшей Стороной считается компания «Центерра») сумму, равную Внутригрупповому платежу плюс Денежному встречному удовлетворению за минусом Суммы налога у источника с

условных дивиденов . В случае Неисполнения обязательств Стороной КР, каждая из КР, «Кыргызалтын», «КГК» или «КОК» будут нести солидарную ответственность по осуществлению такого платежа перед компанией «Центерра» . - 110 -

- 111 - APPENDIX 6 FORM OF ARBITRATION TERMINATION LETTER ПРИЛОЖЕНИЕ 6 ФОРМА ПИСЬМА О ПРЕКРАЩЕНИИ АРБИТРАЖНОГО РАЗБИРАТЕЛЬСТВА By Email По электронной почте [ Placeholder for contact details of sole arbitrator once appointed ] [ Место для указания контактных данных единоличного арбитра после его назначения ] Dear [XXX]: Уважаемый(ая) [XXX]: Re: IN THE MATTERS OF ARBITRATIONS PURSUANT TO (1) THE AGREEMENT ON NEW TERMS FOR THE KUMTOR PROJECT; (2) THE RESTATED INVESTMENT AGREEMENT; (3) THE RESTATED GOLD AND SILVER SALES AGREEMENT; (4) THE SECOND AMENDED AND RESTATED AGREEMENT ON PAYMENT OF A COMMISSION; AND (5) THE STRATEGIC AGREEMENT ON ENVIRONMENTAL PROTECTION AND INVESTMENT PROMOTION UNDER THE ARBITRATION RULES OF THE UNITED NATIONS COMMISSION ON INTERNATIONAL TRADE LAW - Centerra Gold Inc. et al. v. The Kyrgyz Republic et al. Тема: ПО РАЗБЕРАТЕЛЬСТВАМ ПО (1) СОГЛАШЕНИЕ О НОВЫХ УСЛОВИЯХ ПО ПРОЕКТУ «КУМТОР»; (2) ПЕРЕСМОТРЕННОГО ИНВЕСТИЦИОННОГО СОГЛАШЕНИЯ; (3) ПЕРЕСМОТРЕННОГО СОГЛАШЕНИЯ О ПРОДАЖЕ ЗОЛОТА И СЕРЕБРА; (4) ВТОРАЯ ВЕРСИЯ ИЗМЕНЕННОГО СОГЛАШЕНИЯ ОБ ОПЛАТЕ КОМИССИИ; и (5) СТРАТЕГИЧЕСКОЕ СОГЛАШЕНИЕ О ЗАЩИТЕ ОКРУЖАЮЩЕЙ СРЕДЫ И ПРИВЛЕЧЕНИИ ИНВЕСТИЦИЙ В СООТВЕТСТВИИ С ПРАВИЛАМИ АРБИТРАЖА КОМИССИИ США ПО МЕЖДУНАРОДНОМУ ТОРГОВОМУ ПРАВУ – Компания «Центерра» и др. против Кырзыской Республики и др. We represent the Claimants and the Respondents in the above - mentioned arbitrations. We write on behalf of all parties to inform you that the parties have reached a full and final resolution of their disputes. Claimants have agreed to withdraw their claims with prejudice, and the parties have agreed to discontinue the above - mentioned arbitration proceedings with prejudice. Мы представляем интересы Истцов и Ответчиков в вышеупомянутых арбитражных процессах . От имени всех сторон сообщаем вам, что стороны достигли полного и окончательного урегулирования своих споров . Истцы согласились отозвать свои иски без сохранения права предъявления иска по тому же основанию и стороны согласились прекратить вышеупомянутое арбитражное разбирательство без сохранения права предъявления иска по тому же основанию . We respectfully request that for the above - mentioned cases, the sole arbitrator records the parties’ arrangement agreement (enclosed as Мы почтительно просим о том, чтобы по указанным делам единоличный арбитр зафиксировал соглашение об урегулировании

- 112 - Annex A) in the form of five arbitral awards (enclosed as Annexes B to F) pursuant to Article 34 of the UNCITRAL Rules 1976 (and similarly for PCA Case No. AA820, pursuant to Article 36 of the UNCITRAL Rules 2013), including noting that the parties have resolved the pending disputes underlying the arbitrations, and terminating the arbitration proceedings. (отраженное в Приложении А) в форме пяти арбитражных решений (включенных в Приложения от B до F) в соответствии со статьей 34 Регламента ЮНСИТРАЛ 1976 года (и аналогично по делу ППТС № AA 820 в соответствии со статьей 36 Регламента ЮНСИТРАЛ 2013 года), включая отметку о том, что стороны разрешили споры, лежащие в основе арбитражных разбирательств, и прекратил арбитражные разбирательства . The parties have agreed that each party shall bear the costs, fees and expenses that each of them has incurred in connection with the proceedings. The parties further agree that the fees and expenses payable to the sole arbitrator and administrative secretary shall be born 50% by the Claimants and 50% by the Respondents. The parties also agree that any portion of the advance on the costs of the arbitration deposited with the LCIA that is to be returned to the Parties shall be returned in the proportions in which such funds were paid by each Party minus the proportion of the costs to be borne by each Party in accordance with the percentages set out above, and that any fees and expenses of the LCIA acting as fundholder shall be borne 50% by the Claimants and 50% by the Respondents. Стороны договорились о том, что каждая сторона будет отвечать за оплату расходов, гонораров и издержек, которые она понесла в связи с разбирательством . Кроме того, стороны соглашаются с тем, что гонорары и расходы, подлежащие выплате единоличному арбитру и административному секретарю, будут оплачиваться на 50% Истцами и на 50% Ответчиками . Стороны также соглашаются, что любая часть аванса, уплаченная в LCIA в зачет расходов на арбитражные разбирательства, которая должна быть возвращена Сторонам, должна быть возвращена в пропорциях, в которых таковые средства были уплачены каждой Стороной за вычетом пропорции расходов, понесенных каждой Стороной в соответствии с процентами, указанными выше, и что любые гонорары и расходы LCIA в роли держателя средств должны быть понесены на 50% Истцами на 50% Ответчиками . Respectfully submitted, С уважением, Sullivan & Cromwell LLP (on behalf of Centerra Gold Inc .; Kumtor Gold Company CJSC; Kumtor Operating Company CJSC ) Sullivan & Cromwell LLP (от имени компаний «Центерра Голд Инк» ; ЗАО «Кумтор Голд Компани» ; ЗАО «Кумтор Оперейтинг Компани») Arnold & Porter LLP (on behalf of The Kyrgyz Republic and Kyrgyzaltyn JSC ) Arnold & Porter LLP (от имени Кыргызской Республики и ОАО «Кыргызалтын» )

Enclosure: Global Arrangement Agreement, dated [XX].	Приложение: Глобальное соглашение об урегулировании от [XX].

-113-

- 114 - APPENDIX 7 Form of Consent Awards ПРИЛОЖЕНИЕ 7 Форма арбитражных решений на согласованных условиях [Redacted - draft consent awards.]

APPENDIX 8 Form of Canadian Proceedings Undertaking ПРИЛОЖЕНИЕ 8 Форма Обязательств по Канадскому разбирательству MUTUAL UNDERTAKING СОВМЕСТНОЕ ОБЯЗАТЕЛЬСТВО TO : CENTERRA GOLD INC. (“ CENTERRA ”) ВНИМАНИЮ: «ЦЕНТЕРРА ГОЛД ИНК.» (CENTERRA GOLD INC.) ( «ЦЕНТЕРРА» ) AND TO : TENGIZ BOLTURUK (“ TENGIZ ”) И ВНИМАНИЮ: ТЕНГИЗ БОЛТУРУК ( «ТЕНГИЗ» ) This Undertaking is given in connection with a global arrangement agreement among Centerra, the Kyrgyz Republic, Kyrgyzaltyn JSC and, as of and from the Closing Date (as defined therein), Kumtor Gold Company CJSC and Kumtor Operating Company CJSC dated  , 2022 (the “ Arrangement Agreement ”) and all terms shall have the same meaning as therein. Настоящее Обязательство дано в связи с Глобальным соглашением об урегулировании, заключенным между компанией «Центерра», Кыргызской Республикой и ОАО «Кыргызалтын» и по состоянию и начиная с Даты закрытия (как определено в этом отношении), ЗАО «Кумтор Голд Компани» и ЗАО «Кумтор Оперейтинг Компани» от  2022 г . ( «Соглашение об урегулировании» ) Все условия должны иметь идентичное значение, как определено в этом отношении . Each of Centerra and Tengiz undertakes and confirms that it will comply with Appendix 4, Part IV(m) of the Arrangement Agreement. Компания «Центерра» и Тенгиз обязуются и подтверждают, что они выполнят положения Приложения 4 , часть IV(m) Соглашения об урегулировании .. - 138 -

- 139 - Each of the undersigned may each sign separate copies of this Undertaking. A copy of any signature will be treated as an original signature. Каждый из нижеподписавшихся может подписать отдельные экземпляры настоящего Обязательства . Копия любой подписи будет рассматриваться как оригинальная подпись . [Signature page follows] [Ниже страница с подписями] Dated at this day of [] , 2022. Датировано в [] , 2022 г. CENTERRA GOLD INC. КОМПАНИЯ «ЦЕНТЕРРА ГОЛД ИНК.» Per: Title: ФИО: Должность: Per: Title: ФИО: Должность: Dated at this day of [], 2022. Датировано в [] , 2022 г. Witness Свидетель TENGIZ BOLTURUK ТЕНГИЗ БОЛТУРУК

APPENDIX 9 FORM OF SHARE EXCHANGE DOCUMENTATION ПРИЛОЖЕНИЕ 9 ФОРМА ДОКУМЕНТОВ ПО ПЕРЕДАЧЕ АКЦИЙ Form of Irrevocable Share Transfer Order (KGC Shares) Форма безотзывного Передаточного распоряжения (Акции «КГК») TRANSFER ORDER NO. ПЕРЕДАТОЧНОЕ РАСПОРЯЖЕНИЕ № Full name of the registered person transferring shares: Полное наименование зарегистрированного лица, передающего акции: Account number: 4 Номер лицевого счета: 4 Centerra Gold Inc. , registered under federal corporation no. 412221 - 6, legal address: 1 University Avenue, Suite 1500 , Toronto, Ontario, Canada, M5J 2P1 , represented by Chief Executive Officer Scott Perry, acting pursuant to the Charter of the Company, in accordance with the Board Resolution of Kumtor Gold Company CJSC dated 1 April 2022. Центерра Голд Инк. , зарегистрированное под федеральным корпоративным № 412221 - 6, юридический адрес: 1 University Avenue, Suite 1500 , Toronto, Ontario, Canada, M5J 2P1 в лице Главного Исполнительного Директора Скотта Перри, действующего на основании Устава Компании, в соответствии с Решением Совета Директоров ЗАО «Кумтор Голд Компани» от 1 апреля 2022 года With regard to the transferred securities: В отношении передаваемых ценных бумаг: Full name of issuer: "Kumtor Gold Company" Closed Joint Stock Company Полное наименование эмитента: Закрытое акционерное общество «Кумтор Голд Компани» Category (type), state registration number of the issue of securities : KG 0101031613 , common registered shares Категория (тип), государственный регистрационный номер выпуска ценных бумаг : KG 0101031613 , простые именные акции Quantity of securities transferred (numerical and spelled out): Количество передаваемых ценных бумаг (в цифровом выражении и прописью): 600 (six hundred) common registered shares 600 (шестьсот) простых именных акций Grounds for the transfer of ownership of the securities: Global Arrangement Agreement dated 4 April 2022. Основание перехода прав собственности на ценные бумаги: Глобальное соглашение об урегулировании от 4 апреля 2022 года . - 140 -

Nominal unit value of security: KGS 5 (five) Номинальная стоимость за одну ценную бумагу: 5 (пять) сомов Total nominal value of shares: KGS 3,000 (three thousand) Общая стоимость акций по номинальной стоимости: 3000 (три тысячи) сомов Price per share: Цена за одну акцию: Total value of shares under the transaction: Общая стоимость акций по сделке: Indication of the presence or absence of encumbrance of the securities: Указание на наличие или отсутствие обременения ценных бумаг обязательствами: The securities are not encumbered. Ценные бумаги обязательствами не обременены. Full name of the registered person acquiring shares: Полное наименование зарегистрированного лица, приобретающего акции: Account number: 5 Номер лицевого счета: 5 “Kyrgyzaltyn” Open Joint Stock Company , registered under No. 5482 - 3301 - ОАО , Tad ID No. 02403199310039 , OKPO number 20149141 , legal address: Kyrgyz Republic, Bishkek city, st. Abdymomunova, 195 , represented by Chairman of the Board acting pursuant to the Charter. Открытое акционерное общество «Кыргызалтын» , зарегистрированное за № 5482 - 3301 - ОАО , ИНН 02403199310039 , ОКПО 20149141 , юридический адрес: Кыргызская Республика, город Бишкек, ул. Абдымомунова, д.195 , в лице Председателя правления , действующего на основании Устава. Signature of person transferring shares Подпись лица, передающего акции Signature of person acquiring shares Подпись лица, приобретающего акции - 141 -

Date of completion of the transfer order: 2022 Дата заполнения передаточного распоряжения: 2022 года Transfer of rights to the securities has been completed: Передача прав на ценные бумаги осуществлена: Independent Registrar: Registrum LLC («Registrum») Независимый реестродержатель: ОсОО «Registrum» («Региструм») License No. 199 dated 30.12.2019 , issued by the State Service for Regulation and Supervision of the Financial Market under the Government of the Kyrgyz Republic Лицензия № 199 от 30.12.2019 года, выдана Государственной службой регулирования и надзора за финансовым рынком при Правительстве Кыргызской Республики Full Name and Signature of Independent Registrar Ф.И.О. и подпись независимого реестродержателя Register entry number: No. Номер записи в регистрационном журнале: № Date of registration Дата регистрации 2022 года - 142 -

- 143 - Form of Irrevocable Share Transfer Order (KOC Shares) Форма безотзывного Передаточного распоряжения (Акции «КОК») TRANSFER ORDER NO. ПЕРЕДАТОЧНОЕ РАСПОРЯЖЕНИЕ № Full name of the registered person transferring shares: Полное наименование зарегистрированного лица, передающего акции: Account number: 4 Номер лицевого счета: 4 Centerra Gold Inc. , registered under federal corporation no. 412221 - 6, legal address: 1 University Avenue, Suite 1500, Toronto, Ontario, Canada, M5J 2P1 , represented by Chief Executive Officer Scott Perry, acting pursuant to the Charter of the Company, in accordance with the Board Resolution of Kumtor Operating Company CJSC dated 1 April 2022. Центерра Голд Инк. , зарегистрированное под федеральным корпоративным № 412221 - 6, юридический адрес: 1 University Avenue, Suite 1500 , Toronto, Ontario, Canada, M5J 2P1 в в лице Главного Исполнительного Директора Скотта Перри, действующего на основании Устава Компании, в соответствии с Решением Совета Директоров ЗАО «Кумтор Оперейтинг Компани» от 1 апреля 2022 года. With regard to the transferred securities: В отношении передаваемых ценных бумаг: Full name of issuer: "Kumtor Operating Company" Closed Joint Stock Company Полное наименование эмитента: Закрытое акционерное общество «Кумтор Оперейтинг Компани» Category (type), state registration number of the issue of securities : KG 0101032413 , common registered shares Категория (тип), государственный регистрационный номер выпуска ценных бумаг : KG 0101032413 , простые именные акции Quantity of securities transferred (numerical and spelled out): Количество передаваемых ценных бумаг (в цифровом выражении и прописью): 500 (five hundred) common registered shares 500 (пятьсот) простых именных акций Grounds for the transfer of ownership of the securities: Global Arrangement Agreement dated 4 April 2022 . Основание перехода прав собственности на ценные бумаги: Глобальное соглашение об урегулировании от 4 апреля 2022 года .

Nominal unit value of security: KGS 5 (five) Номинальная стоимость за одну ценную бумагу: 5 (пять) сомов Total nominal value of shares; KGS 2,500 (two thousand five hundred) Общая стоимость акций по номинальной стоимости: 2500 (две тысячи пятьсот) сомов Price per share: KGS 5 Цена за одну акцию: 5 (пять) сомов Total value of shares under the transaction: KGS 2,500 (two thousand five hundred) Общая стоимость акций по сделке: 2500 (две тысячи пятьсот) сомов Indication of the presence or absence of encumbrance of the securities: Указание на наличие или отсутствие обременения ценных бумаг обязательствами: Shares are not encumbered. Акции обязательствами не обременены. Full name of the registered person acquiring shares: Полное наименование зарегистрированного лица, приобретающего акции: Account number: 5 Номер лицевого счета: 5 “Kyrgyzaltyn” Open Joint Stock Company , registered under No. 5482 - 3301 - ОАО , Tad ID No. 02403199310039 , OKPO number 20149141 , legal address: Kyrgyz Republic, Bishkek city, st. Abdymomunova, 195 , represented by Chairman of the Board acting pursuant to the Charter. Открытое акционерное общество «Кыргызалтын» , зарегистрированное за № 5482 - 3301 - ОАО , ИНН 02403199310039 , ОКПО 20149141 , юридический адрес: Кыргызская Республика, город Бишкек, ул. Абдымомунова, д.195 , в лице Председателя правления , действующего на основании Устава. Signature of person transferring shares Подпись лица, передающего акции Signature of person acquiring shares Подпись лица, приобретающего акции - 144 -

Date of completion of the transfer order: Дата заполнения передаточного распоряжения: 2022 года Transfer of rights to the securities has been completed: Передача прав на ценные бумаги осуществлена: Independent Registrar: Registrum LLC («Registrum») Независимый реестродержатель: ОсОО «Registrum» («Региструм») License No. 199 dated 30.12.2019 , issued by the State Service for Regulation and Supervision of the Financial Market under the Government of the Kyrgyz Republic Лицензия № 199 от 30.12.2019 года, выдана Государственной службой регулирования и надзора за финансовым рынком при Правительстве Кыргызской Республики Full Name and Signature of Independent Registrar Ф.И.О. и подпись независимого реестродержателя Register entry number: No. Номер записи в регистрационном журнале: № Date of registration Дата регистрации 2022 года - 145 -

Form of Notice to Registrar of KGC Share Transfer [On the letterhead of Centerra Gold Inc.]	Форма уведомления для регистратора передачи Акций «КГК» [На печатном фирменном бланке компании «Центерра Гол Инк.]
Registrar - Registrum LLC («Registrum») , Kyrgyz Republic, Bishkek, 173 Chuikova Street, suite 2 ____________________2022 **Dear ladies and gentlemen,** Centerra Gold Inc. is the sole shareholder of "Kumtor Gold Company" CJSC, holding 600 (six hundred) common registered shares, which constitute 100% of the authorized capital of "Kumtor Gold Company" CJSC. On 4 April 2022 a Global Arrangement Agreement was entered into between the Kyrgyz Republic, "Kyrgyzaltyn" OJSC, Centerra Gold Inc., "Kumtor Gold Company" CJSC and "Kumtor Operating Company" CJSC ("**Agreement**"). Pursuant to the terms of the Agreement, we hereby notify you of the transfer of 600 (six hundred) common registered shares of "Kumtor Gold Company" CJSC (state registration number of the issue of securities **KG: 0101031613**), constituting 100% of its authorized capital, in favor of "Kyrgyzaltyn" OJSC, for the price of KGS ____________________ ____________________per share, and we ask you to register the transfer of ownership of these shares in the register of the issuer. Attachments: 1. An up-to-date certificate of compliance of Centerra Gold Inc. (certified and legalized copy); 2. Articles of incorporation and articles of amendment (a certified and legalized copy);	Реестродержателю - ОсОО «Registrum» («Региструм»), Кыргызская Республика, город Бишкек, улица Чуйкова, 173, кабинет 2 ____________________2022 года **Уважаемые дамы и господа,** Центерра Голд Инк. является единственным акционером ЗАО «Кумтор Голд Компани», владеющим 600 (шестьюстами) простыми именными акциями, составляющими 100% уставного капитала ЗАО «Кумтор Голд Компани». 4 апреля 2022 года между Кыргызской Республикой, ОАО «Кыргызалтын», Центерра Голд Инк., ЗАО «Кумтор Голд Компани» и ЗАО «Кумтор Оперейтинг Компани» было заключено Соглашение о глобальном урегулировании («**Соглашение**»). Во исполнение условий данного Соглашения, настоящим уведомляем вас о продаже (передаче) 600 (шестиста) простых именных акций ЗАО «Кумтор Голд Компани» (государственный регистрационный номер выпуска ценных бумаг: **KG 0101031613**), составляющих 100% его уставного капитала, в пользу ОАО «Кыргызалтын» по цене за одну акцию ____________________ ____________________ ____________________ сомов, и просим зарегистрировать передачу права собственности на указанные акции в реестре эмитента. Приложения: 1. Актуальный сертификат соответствия Центерра Голд Инк (заверенная и легализованная копия)

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3. By - laws (a certified and legalized copy); 4. Resolution on the appointment of the President and Chief Executive Officer (a certified and legalized copy). 2. Учредительные документы (заверенная и легализованная копия) 3. Уставные документы (заверенная и легализованная копия) 4. Решение о назначении Президента и Главного исполнительного директора (заверенная и легализованная копия) - 147 - С уважением / Sincerely Скотт Перри / Scott Perry Президент и Главный Исполнительный Директор / President and Chief Executive Officer

Form of Notice to Registrar of KOC Share Transfer [On the letterhead of Centerra Gold Inc.]	Форма уведомления для регистратора передачи Акций «КОК» [На печатном фирменном бланке компании «Центерра Гол Инк.]
Registrar - Registrum LLC («Registrum»), Kyrgyz Republic, Bishkek, 173 Chuikova Street, suite 2 _____________________2022 **Dear ladies and gentlemen,** Centerra Gold Inc. is the sole shareholder of "Kumtor Operating Company" CJSC, holding 500 (five hundred) common registered shares, which constitute 100% of the authorized capital of "Kumtor Operating Company" CJSC. On 4 April 2022 a Global Arrangement Agreement was entered into between the Kyrgyz Republic, "Kyrgyzaltyn" OJSC, Centerra Gold Inc., "Kumtor Gold Company" CJSC and "Kumtor Operating Company" CJSC ("**Agreement**"). Pursuant to the terms of the Agreement, we hereby notify you of the transfer of 500 (five hundred) common registered shares of "Kumtor Operating Company" CJSC (state registration number of the issue of securities: **KG 0101032413**), constituting 100% of its authorized capital, in favor of "Kyrgyzaltyn" OJSC, for the nominal price of KGS 5 per share, and we ask you to register the transfer of ownership of these shares in the register of the issuer. Attachments: 1. An up-to-date certificate of compliance of Centerra Gold Inc. (certified and legalized copy); 2. Articles of incorporation and articles of amendment (a certified and legalized copy); 3. By-laws (a certified and legalized copy); 4. Resolution on the appointment of the President and Chief Executive Officer (a certified and legalized copy).	Реестродержателю - ОсОО «Registrum» («Региструм»), Кыргызская Республика, город Бишкек, улица Чуйкова, 173, кабинет 2 ____________________2022 года **Уважаемые дамы и господа,** Центерра Голд Инк. является единственным акционером ЗАО «Кумтор Оперейтинг Компани», владеющим 500 (пятьюстами) простыми именными акциями, составляющими 100% уставного капитала ЗАО «Кумтор Оперейтинг Компани». 4 апреля 2022 года между Кыргызской Республикой, ОАО «Кыргызалтын», Центерра Голд Инк., ЗАО «Кумтор Голд Компани» и ЗАО «Кумтор Оперейтинг Компани» было заключено Соглашение о глобальном урегулировании («**Соглашение**»). Во исполнение условий данного Соглашения, настоящим уведомляем вас о продаже (передаче) 500 (пятиста) простых именных акций ЗАО «Кумтор Оперейтинг Компани» (государственный регистрационный номер выпуска ценных бумаг: **KG 0101032413**), составляющих 100% его уставного капитала, в пользу ОАО «Кыргызалтын» по номинальной цене за одну акцию 5 (пять) сом, и просим зарегистрировать передачу права собственности на указанные акции в реестре эмитента. Приложения: 1. Актуальный сертификат соответствия Центерра Голд Инк (заверенная и легализованная копия) 2. Учредительные документы (заверенная и легализованная копия) 3. Уставные документы (заверенная и легализованная копия) 4. Решение о назначении Президента и Главного исполнительного директора (заверенная и легализованная копия)

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С уважением / Sincerely Скотт Перри / Scott Perry Президент и Главный Исполнительный Директор / President and Chief Executive Officer - 149 -

- 150 - APPENDIX 10 CLOSING NOTICE ПРИЛОЖЕНИЕ 10 УВЕДОМЛЕНИЕ О ЗАКРЫТИИ Reference is made to the Global Arrangement Agreement (the “ Agreement ”), dated [ • ], 2022 , among the Parties below . Capitalized terms in this Notice have the meaning given to them in the Agreement Приводится ссылка на Глобальное соглашение об урегулировании (« Соглашение ») от [ • ] 2022 года между Сторонами ниже . Термины, используемые в настоящем Уведомлении с заглавной буквы, имеют значение, присвоенное им в Соглашении . The undersigned Party confirms as of the date hereof that all of the Conditions Precedent have been satisfied or waived in full (other than conditions which, by their nature, are only capable of being satisfied as of the Closing Date) . The Closing Date shall be [ Ɣ ], 2022 . Нижеподписавшаяся Сторона подтверждает на дату настоящего документа, что все Предварительные условия были выполнены в полном объеме или что Стороны отказались от требования по их выполнению (не считая условий, которые, по своей природе, могут быть выполнены только на Дату закрытия) . Датой закрытия будет [ Ɣ ] 2022 года . This Notice is signed as of 2022 by the parties listed below. Настоящее Соглашение подписано по состоянию на 2022 года сторонами, перечисленными ниже . C ENTERRA G OLD I NC . К ОМПАНИЯ «Ц ЕНТЕРРА Г ОЛД И НК .» Name: Scott Perry ФИО: Скотт Перри Title: President and Chief Executive Officer Должность: Президент и генеральный директор Name: Yousef Rehman ФИО: Юсеф Реман Title: Vice President and General Counsel Должность: Вице - президент и главный юрисконсульт THE K YRGYZ R EPUBLIC К ЫРГЫЗСКАЯ Р ЕСПУБЛИКА

- 151 - Name: ФИО: Title: Chairman of the Cabinet of Ministers Должность: Председатель Кабинета Министров K YRGYZALTYN JSC ОАО «К ЫРГЫЗАЛТЫН » Name: ФИО: Title: Chairman Должность: Председатель: The following persons shall become Parties to this Closing Notice as of the Closing Date: Следующие лица станут Сторонами настоящего Уведомления о закрытии на Дату закрытия: K UMTOR G OLD C OMPANY CJSC ЗАО «К УМТОР Г ОЛД К ОМПАНИ » For and on behalf of JSC "National Holding Company "The Great Nomads Heritage" as the External Manager of Kumtor Gold Company CJSC От имени ОАО «Национальная Холдинговая Компания «Наследие Великих Кочевников», выступающего в роли внешнего управляющего ЗАО «Кумтор Голд Компани» By: Name: Tengiz Bolturuk Подписано: ФИО: Тенгиз Болтурук

- 152 - T ITLE : C HAIRMAN Должность: Председатель K UMTOR O PERATING C OMPANY CJSC ЗАО «К УМТОР О ПЕРЕЙТИНГ К ОМПАНИ » For and on behalf of JSC "National Holding Company "The Great Nomads Heritage" as the Authorised Signatory of Kumtor Operating Company CJSC От имени ОАО «Национальная Холдинговая Компания «Наследие Великих Кочевников», выступающего в роли уполномоченного представителя с правом подписи ЗАО «Кумтор Оперейтинг Компани» By: Подписано: Name: Tengiz Bolturuk ФИО: Тенгиз Болтурук Title: Chairman Должность: Председатель

- 153 - APPENDIX 11 [Intentionally omitted] ПРИЛОЖЕНИЕ 11 [Намеренно оставлено пустым]

- 154 - APPENDIX 12 Form of Release Agreement [RESIGNATION AND] RELEASE ПРИЛОЖЕНИЕ 12 Форма Соглашения об освобождении от ответственности [УХОД В ОТСТАВКУ И] ОСВОБОЖДЕНИЕ ОТ ОТВЕТСТВЕННОСТИ AMONG : [ name of undersigned individual ] (the “ Director ”), [ Centerra Gold Inc . ] / [ Kumtor Gold Company CJSC / [ Kumtor Operating Company CJSC ] (the “ Corporation ”), and the other Released Persons (as defined below) МЕЖДУ: [Имя нижеподписавшегося лица] ( « Директор » ), [компаниями «Центерра Голд Инк.»] / [ЗАО «Кумтор Голд Компани»] / [ЗАО «Кумтор Оперейтинг Компани»] («Корпорация» ) и прочими Лицами, освобождаемыми от ответственности (как определено ниже) As contemplated by that certain global arrangement agreement made on [ • ], 2022 among the Kyrgyz Republic, Kyrgyzaltyn JSC, [ Centerra Gold Inc . / Kumtor Gold Company CJSC / Kumtor Operating Company CJSC] , [the Corporation] (the “ GAA”) , and as a condition of the closing of the transactions contemplated thereby, [the Director hereby resigns from his/her position as director of the Corporation, and] the Director and the Corporation have agreed to release the Corporation Released Persons and the Director Released Persons, respectively, on the terms of this [resignation and] release, such [resignation and] release to be effective as of the date hereof . The Director and the Corporation have agreed to this [resignation and] release for good and valuable consideration, and acknowledge the receipt and sufficiency of such consideration . Как предусмотрено определенным Глобальным соглашением об урегулировании, заключенным в [ • ] 2022 г . между Кыргызской Республикой, ОАО «Кыргызалтын», [ компаниями «Центерра Голд Инк . »] / [ЗАО «Кумтор Голд Компани»] / [ЗАО «Кумтор Оперейтинг Компани»] («[ Корпорация»)] (« ГСУ») и в качестве условия закрытия предусмотренных им сделок, [настоящим Директор уходит в отставку с должности директора Корпорации и] Директор и Корпорация согласились освободить от ответственности Освобожденных от ответственности лиц Корпорации и Освобожденных от ответственности лиц Директора соответственно на условиях этого [увольнения и] освобождения от обязательств, при условии что настоящее [увольнение и] освобождение от обязательств вступит в силу с даты настоящего документа . Директор и Корпорация согласились на это [увольнение и] освобождение от обязательств, основываясь на надлежащем и имеющем ценность вознаграждении, и я подтверждаю получение и достаточность такого вознаграждения . The Director hereby irrevocably and unconditionally releases and forever discharges the Corporation Released Persons from any and all Corporation Released Claims . The Corporation hereby irrevocably and unconditionally releases and forever discharges the Director Released Persons from any and all Настоящим Директор безотзывно и безоговорочно навсегда освобождает Освобожденных от ответственности лиц Корпорации от любых и всех Снятых с Корпорации исков . Корпорация безотзывно и безоговорочно освобождает Освобожденных от ответственности лиц Директора от любых и

- 155 - Director Released Claims. As used in this [resignation and] release: всех Снятых с Директора исков . Термины, используемые в этом [увольнении и] освобождении от обязательств : (i) “ Claims ” means any claim, potential claim, counterclaim, potential counterclaim, defense, obligation, damage, liability, demand, right of set - off, indemnity, debt, account, covenant, action, cause of action, suit, or petition, inquiry, investigation or proceeding of any kind or nature whatsoever whether in law or equity, criminal, civil, administrative or regulatory in nature, direct or indirect, joint or several, foreseen or unforeseen, known or unknown, contingent or actual, present or future, in whatever jurisdiction in respect of any matter and all other claims whatsoever ; (i) «Иски » означает любой иск, потенциальный иск, встречный иск, потенциальный встречный иск, защиту, обязательство, ущерб, ответственность, требование, право зачета, возмещение убытков, долг, счет, договор, требование, причину требования, иск или петицию, запрос, расследование или разбирательства любого рода или характера, независимо от того, являются ли они законными или справедливыми, уголовными, гражданскими, административными или регулирующими по своему характеру, прямыми или косвенными, совместными или раздельными, предвиденными или непредвиденными, известными или неизвестными, случайными или фактическими, настоящими или будущими, в любой юрисдикции в отношении любого вопроса и всех других претензий ; (ii) “ Corporation Released Claims ” means any and all Claims which the Director have now, or may have in the future, against any Corporation Released Person, by reason of any cause, matter or thing relating to or arising out of the Director’s position or relationship with the Corporation or any of its predecessors, successors, or affiliates, existing up to and including the date of this [resignation and] release, including, without limiting the generality of the foregoing, any and all Claims arising out of the Director’s services as a director of the Corporation, or as a holder of securities of the Corporation, except for (w) Claims the Director may have (ii) «Снятые с Корпорации иски» означает любые и все Иски, которые Директор имеет сейчас или может иметь в будущем к любому Освобожденному от ответственности лицу Корпорации по любой причине, вопросу или предмету, относящемуся или вытекающему из положения Директора или его отношений с Корпорацией или любым из ее предшественников, правопреемников или родственных предприятий, существовавших вплоть до даты настоящего [увольнения и] освобождения от обязательств, включая, не ограничиваясь, общий характер вышеизложенного, любые и все Иски, вытекающие из услуг, оказанных Директором в качестве директора Корпорации, или в качестве держателя ценных бумаг Корпорации, за исключением (w) Исков, которые могут возникнуть у Директора о возмещении ущерба, авансировании

- 156 - for indemnification, advancement of expenses or exculpation under the Canada Business Corporation Act or the constating documents, resolutions or policies of the Corporation, (x) Claims the Director may have under the Indemnification Agreement dated [ ƽ ] between Director and Corporation (the “ Indemnification Agreement ”), or (y) Claims the Director may have under the GAA or (z) Claims the Director may have for declared but unpaid dividends or distributions on securities of the Corporation held by the Director; расходов или освобождении от ответственности в соответствии с Законом Канады о коммерческих корпоративных организациях, а также учредительными документами, решениями или политикой Корпорации, (x) Исков, которые могут возникнуть у Директора в соответствии с Соглашением о возмещении ущерба между Директором и Корпорацией от [ Ɣ ] ( « Соглашение о возмещении ущерба » ), или (y) Исков, которые могут возникнуть у Директора в соответствии с ГСУ или (z) Исков, которые могут возникнуть у Директора в отношении выплаты объявленных и невыплаченных дивидендов или выплат по ценным бумагам Корпорации, принадлежащим Директору ;; (iii) “ Corporation Released Persons ” means the Corporation and any of its predecessors, successors or affiliates and each of its and their respective shareholders, officers, directors, employees, agents, advisors, counsel, consultants and other representatives (in each case, current, former or future) released in accordance with Clause [ 1 . 1 / 1 . 2 ] of the GAA ; (iii) «Освобожденные от ответственности лица Корпорации» означает Корпорацию и любого из ее предшественников, правопреемников или родственных предприятий, а также каждого из ее и их соответствующих акционеров, должностных лиц, директоров, сотрудников, агентов, советников, поверенных, консультантов и других представителей (в каждом случае нынешних, бывших или будущих), освобожденных от ответственности в соответствии со статьей [ 1 . 1 / 1 . 2 ] ГСУ . (iv) “ Director Released Claims ” means any and all Claims which the Corporation has now, or may have in the future, against any Director Released Person, by reason of any cause, matter or thing relating to or arising out of the Director’s position or relationship with the Corporation or any of its predecessors, successors, or (iv) «Снятые с Директора иски» означает любые и все Иски, которые Корпорация имеет сейчас или может иметь в будущем к любому Освобожденному от ответственности лицу Директора по любой причине, вопросу или предмету, относящемуся или вытекающему из его положения или отношений с Корпорацией или любым из ее предшественников, правопреемников или родственных предприятий, существовавших вплоть до даты

- 157 - affiliates, existing up to and including the date of this [resignation and] release, including, without limiting the generality of the foregoing, any and all Claims arising out of the Director’s services as a director of the Corporation, except for Claims arising under or in connection with the Indemnification Agreement ; and настоящего [увольнения и] освобождения от обязательств, включая, не ограничиваясь, общий характер вышеизложенного, любые и все Иски, вытекающие из услуг, оказанный Директором в качестве директора Корпорации или держателя ценных бумаг Корпорации, за исключением любых Исков в рамках или связи с Соглашением о возмещении ущерба и (v) “ Director Released Persons ” means the Director and any of his/her successors, heirs, legal representatives and assigns (in each case, current, former or future) . (v) «Освобожденные от ответственности лица Директора» означает Директора и любого из его/ее предшественников, наследников, юридических представителей и назначенных лиц (в каждом случае - нынешних, бывших или будущих) . The Director and the Corporation each represents, warrants and covenants that he/she or it has not assigned and will not assign to any other person or entity any of the Corporation Released Claims or Director Released Claims . The Director and the Corporation each agree and undertake not to aid, encourage or instigate any Corporation Released Claims or Director Released Claim, respectively, by other persons or entities against the Corporation Released Persons or Director Released Persons, provided that either party may provide information to and otherwise cooperate with any Governmental Authority (as defined in the GAA) as requested by such Governmental Authority or required by applicable law . Директор и Корпорация по - отдельности, гарантируют и обязуются, что он/она не уступали и не будут уступать никакому другому физическому или юридическому лицу какие - либо из Снятых с Корпорации или Директора исков . Директор и Корпорация по - отдельности соглашаются и обязуются не помогать, не поощрять и не инициировать любых Снятых с Корпорации или Снятых с Директора исков со стороны других лиц или организаций против Освобожденных от ответственности лиц Корпорации или Освобожденных от ответственности лиц Директора при условии, что любая из сторон может предоставлять информацию и иным образом сотрудничать с любым Государственным органом (как он определен в ГСУ) по запросу последнего или в соответствии с применимым законодательством . The Director acknowledges and agrees that he/she has been treated fairly and honestly in the manner in which his/her relationship with the Corporation was terminated . The Director further agrees not to disclose to any person any Директор признает и соглашается с тем, что с ним/ней обошлись справедливо и честно при прекращении его/ее отношений с Корпорацией . Директор также соглашается не разглашать никому какую - либо конфиденциальную

- 158 - confidential information of or pertaining to any Corporation Released Person or any other person with whom a Corporation Released Person has had or proposes to have business relations except as required by law or permitted under any applicable confidentiality agreement entered into with the Corporation Released Person . информацию или информацию, которая относится к любому Освобожденному от ответственности лицу Корпорации или любому другому лицу, с которым Освобожденное от ответственности лицо Корпорации имело деловые отношения или намеревается установить деловые отношения, за исключением случаев, предусмотренных законодательством или допускаемых применимым соглашением об обеспечении конфиденциальности, заключенным с Освобожденным от ответственности лицом Корпорации . Director and Corporation hereby reaffirm the Indemnification Agreement and agree that it remains in full force and effect . Настоящим Директор и Корпорация подтверждают Соглашение о возмещении ущерба и соглашаются с тем, что оно остается в полной силе и действии . Director and Corporation each declare that he/she or it has had the opportunity to seek independent legal advice with respect to the matters addressed in this [resignation and] release, and in the event that he/she or it has executed this [resignation and] release without the benefit of independent legal advice, he/she or it fully understands the provisions of this [resignation and] release and hereby waive the right to receive any such independent legal advice . Director and Corporation voluntarily accept the terms of this [resignation and] release for the purpose of making full and final compromise, adjustment and settlement of all claims described in this [resignation and] release . Директор и Корпорация по - отдельности заявляют, что у него/нее была возможность получить независимую юридическую консультацию по вопросам, затронутым в этом [увольнении и] освобождении от обязательств, и в случае, если он/она подписал это [увольнение и] освобождение от обязательств без помощи независимой юридической консультации, он/она полностью понимает положения этого [увольнения и] освобождения от обязательств и настоящим отказывается от права на получение любой такой независимой юридической консультации . Директор и Корпорация добровольно принимаю условия этого [увольнения и] освобождения от обязательств с целью достижения полного и окончательного компромисса, корректировки и урегулирования всех претензий, описанных в настоящем [увольнении и] освобождении от обязательств . In the event any provision of this [resignation and] release, or part thereof, shall be found to be void or invalid by a court of competent jurisdiction, such void or invalid provision, or part thereof, shall be deemed to be severed from this [resignation and] release without in any way affecting the validity, enforceability or effect of any of the remaining provisions, or В случае, если какое - либо положение настоящего [увольнения и] освобождения от обязательств или его часть будут признаны недействительными или аннулированы судом компетентной юрисдикции, такое недействительное или аннулированное положение или его часть будут считаться исключенными из этого [увольнения и] освобождения от обязательств без какого - либо

- 159 - parts hereof, which shall be and remain in full force and effect. влияния на действительность, возможность принудительного исполнения или действие любого из оставшихся положений или частей настоящего документа, которые должны оставаться в полной силе и действии . This [resignation and] release enures to the benefit of each of the Corporation Released Persons and Director Released Persons, and their respective successors, heirs, legal representatives and assigns . This [resignation and] release is binding upon Director and the Corporation and their successors, heirs, legal representatives and assigns . Это [увольнение и] освобождение от обязательств гарантируется в пользу каждого из Освобожденных от ответственности лиц Корпорации и Освобожденных от ответственности лиц Директора, а также их соответствующих преемников, наследников, законных представителей и правопреемников . Это [увольнение и] освобождение от обязательств является обязательным для Директора и Корпорации, а также их преемников, наследников, законных представителей и правопреемников . This [resignation and] release is governed by and will be interpreted and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein . Это [увольнение и] освобождение от обязательств регулируется и будет толковаться и интерпретироваться в соответствии с законами провинции Онтарио и действующими в ней федеральными законами Канады . IN WITNESS WHEREOF Director and Corporation have each executed this [resignation and] release as of , 2022. В УДОСТОВЕРЕНИЕ ЧЕГО Директор и Корпорация каждый оформили ( - а) настоящее [увольнение и] освобождение от обязательств по состоянию на 2022 г . Witness [Name] Свидетель [Имя] Witness [Name] Свидетель [Имя] APPENDIX 13 FORM OF PLAN OF ARRANGEMENT ПРИЛОЖЕНИЕ 13 ФОРМА ПЛАНА РЕОРГАНИЗАЦИИ

- 160 - PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT ПЛАН РЕОРГАНИЗАЦИИ В СООТВЕТСТВИИ С РАЗДЕЛОМ 192 ЗАКОНА КАНАДЫ О КОММЕРЧЕСКИХ КОРПОРАТИВНЫХ ОРГАНИЗАЦИЯХ ARTICLE 1 INTERPRETATION СТАТЬЯ 1 ТОЛКОВАНИЕ 1.1 Definitions 1.1 Определения In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms will have the respective meanings set out below and grammatical variations of such terms will have the corresponding meanings : В настоящем Плане реорганизации, если темой или контекстом не предусмотрено иное, следующие термины будут иметь соответствующие значения, приведенные ниже, а их грамматические формы тоже будут иметь соответствующие им значения : “ Affiliate ” when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more controlled intermediaries, controls, or is controlled by, or is under common control with, such specified Person ; Термин «Аффилированное лицо» , при использовании для обозначения отношения к указанному Лицу, означает Лицо, которое прямо или косвенно, через одного или нескольких контролируемых посредников, контролирует такое указанное Лицо, контролируется им или находится под общим с ним контролем ; “ Arrangement ” means the arrangement pursuant to the provisions of section 192 of the CBCA on the terms set forth in this Plan of Arrangement, subject to any amendment or supplement thereto made in accordance with this Plan of Arrangement or at the direction of the Court ; Термин «Реорганизация» означает реорганизацию в соответствии с положениями раздела 192 ЗКККО на условиях, изложенных в настоящем Плане реорганизации, с учетом всех изменений или дополнений к нему, оформленных в соответствии с настоящим Планом реорганизации или по указанию Суда ; “ Arrangement Agreement ” means the Global Arrangement Agreement dated  , 2022 by and among Centerra, Kyrgyzaltyn, the Kyrgyz Republic, and, from and after the Closing Date, KGC and KOC ; Термин «Соглашение об урегулировании» означает Глобальное соглашение об урегулировании от  2022 , заключенное между компанией «Центерра», компанией «Кыргызалтын», Кыргызской Республикой и, после Даты закрытия включительно, компаниями «КГК» и КОК ; “ Arrangement Resolution ” means the special resolution of the Centerra Shareholders approving this Plan of Arrangement as required by the CBCA and the Interim Order ; Термин «Резолюция о реорганизации» означает специальную резолюцию Акционеров компании «Центерра», одобряющую настоящий План реорганизации в соответствии с требованиями ЗКККО и Временного распоряжения ;

"**Articles of Arrangement**" means the articles of arrangement of Centerra in respect of this Plan of Arrangement required by the CBCA to be sent to the CBCA Director after the Interim Order and the Final Order have been obtained and all other Conditions Precedent have been satisfied or waived in full, to give effect to this Plan of Arrangement;	Термин **«Договор о реорганизации»** означает договор о реорганизации компании «Центерра» в отношении Плана реорганизации, который в соответствии с ЗККО необходимо направить Директору по ЗККО после получения временного и окончательного распоряжений и выполнения всех остальных Предварительных условий в полном объеме или отказа Сторон от требования по их выполнению, для приведения настоящего Плана реорганизации в действие;
"**Business Day**" means a day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, Canada;	Термин **«Рабочий день»** означает любой день кроме субботы, воскресенья или государственного праздника в г. Торонто, провинция Онтарио, Канада;
"**CBCA**" means the *Canada Business Corporations Act*, as amended;	Термин **«ЗККО»** означает *Закон Канады о коммерческих корпоративных организациях* с последующими изменениями;
"**CBCA Director**" means the Director appointed pursuant to section 260 of the CBCA;	Термин **«Директор по ЗККО»** означает Директора, назначенного в соответствии с разделом 260 ЗККО;
"**Centerra**" means Centerra Gold Inc., a CBCA corporation;	Термин **«компания „Центерра"»** означает компанию «Центерра Голд Инк.» (Centerra Gold Inc.), корпорацию по ЗККО;
"**Centerra Board**" means the board of directors of Centerra;	Термин **«Совет директоров компании „Центерра"»** означает совет директоров компании «Центерра»;
"**Centerra Meeting**" means the special meeting of Centerra Shareholders held on ●, 2022, and any adjournment(s) or postponement(s) thereof, in accordance with Clause 7.4.3 of the Arrangement Agreement and the terms of the Interim Order, for the purpose of, among other things, obtaining the Centerra Shareholder approval of the Arrangement Resolution;	Термин **«Собрание компании „Центерра"»** означает внеочередное собрание Акционеров компании «Центерра», проведенное ● 2022 года (включая все его отсрочки и переносы) в соответствии со Статьей 7.4.3 Соглашения об урегулировании и условиями Временного распоряжения, в целях, помимо прочего, получения одобрения Резолюции о реорганизации акционерами компании «Центерра»;
"**Centerra Released Parties**" has the meaning ascribed thereto in Section 6.1;	Термин **«Стороны компании „Центерра", освобожденные от ответственности»** будет толковаться по смыслу раздела 6.1;
"**Centerra Shareholders**" means all holders of Centerra Shares;	Термин **«Акционеры компании „Центерра"»** означает всех владельцев Акций компании «Центерра»;

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- 162 - “ Centerra Shares ” means common shares in the capital of Centerra; Термин «Акции компании „Центерра“» означает обыкновенные акции в капитале компании «Центерра» ; “ Certificate of Arrangement ” means the Certificate of Arrangement to be issued by the CBCA Director pursuant to subsection 192 (7) of the CBCA in respect of the Articles of Arrangement ; Термин «Свидетельство о реорганизации» означает свидетельство о реорганизации, подлежащее выдаче Директором по ЗКККО в соответствии с подразделом 192 (7) ЗКККО в отношении Договора о реорганизации ; “ Closing Date ” means the effective date of the Arrangement, being the date shown on the Certificate of Arrangement ; Термин «Дата закрытия» означает дату вступления Реорганизации в силу, указанную в Свидетельстве о реорганизации ; “ Conditions Precedent ” means the conditions precedent to the closing of the Arrangement Agreement, as set out in Appendix 2 to the Arrangement Agreement ; Термин «Предварительные условия» означает предварительные условия, которые должны быть выполнены до закрытия Соглашения об урегулировании, как изложено в Приложении 2 к Соглашению об урегулировании ; “ Court ” means the Ontario Superior Court of Justice (Commercial List) and any appellate court, as applicable ; Термин «Суд» означает Высший суд Онтарио (дела по хозяйственным спорам) и любой апелляционный суд, в зависимости от обстоятельств ; “ Deemed Dividend Withholding Tax Amount ” means the amount of withholding tax payable by Centerra on behalf of Kyrgyzaltyn relating to the purchase for cancellation of the KZN Centerra Shares in accordance with Clause 2 . 1 of the Arrangement Agreement (as reasonably calculated by Centerra) . Термин «Сумма налога у источника с условных дивидендов» означает сумму налога у источника, подлежащего уплате компанией «Центерра» от имени компании «Кыргызалтын» в связи с покупкой с целью погашения Акций KZN компании «Центерра» в соответствии со Статьей 2 . 1 Соглашения об урегулировании (обоснованно рассчитанного компанией «Центерра») . “ Effective Time ” means 12:01 a.m. on the Closing Date; Термин «Момент вступления в силу» означает 00:01 в Дату закрытия; “ Encumbrances ” means any mortgage, pledge, assignment, charge, claim, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing ; Термин «Обременения» означает закладные, залоги, уступки, обременения, требования, права удержания, обеспечительные интересы, имущественные интересы противных сторон, прочие интересы или обременения третьих сторон любого рода, условные или безусловные, а также соглашения, опционы, права или привилегии (в силу Закона, договора или на иных основаниях), которые могут стать любым из вышеперечисленных ;

- 163 - “ Final Order ” means the final order of the Court pursuant to section 192 of the CBCA, in a form reasonably acceptable to Centerra, the Kyrgyz Republic and Kyrgyzaltyn, approving the Plan of Arrangement, as such order may be amended by the Court (with the consent of Centerra, the Kyrgyz Republic and Kyrgyzaltyn, acting reasonably) at any time prior to the Closing Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to Centerra, the Kyrgyz Republic and Kyrgyzaltyn, acting reasonably) on appeal ; Термин «Окончательное распоряжение» означает окончательное распоряжение Суда в соответствии с разделом 192 ЗКККО, составленное по форме, разумно приемлемой для компании «Центерра», Кыргызской Республики, и «Кыргызалтын», одобряющее План реорганизации ; такое распоряжение может быть изменено Судом (с согласия компании «Центерра», Кыргызской Республики и «Кыргызалтын», действующих обоснованно) в любое время до Даты закрытия или, в случае апелляции (за исключением случаев отзыва или отклонения такой апелляционной жалобы), в момент утверждения или изменения в апелляционном порядке (при условии, что любое такое изменение приемлемо для компании «Центерра», Кыргызской Республики, и «Кыргызалтын», действующих обоснованно) ; “ Governmental Authority ” means : (i) any multinational, federal, national, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner board, ministry, minister, bureau, agency, state - owned or state - controlled company, or other body or entity, domestic or foreign ; (ii) any subdivision, agent, commission, board, member, employee, director, officer or authority of any of the foregoing ; (iii) any quasi - governmental or private body, including any tribunal, commission, regulatory agency, working group or self - regulatory organization, exercising any executive, legislative, judicial, regulatory, antitrust, foreign investment, expropriation, taxing or administrative authority under or for the account of any of the foregoing ; (iv) any external manager, receiver, trustee, monitor or similar Person or body appointed by any of them ; (v) any other Person created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange or entity in the nature of a crown corporation ; or (vi) any Governmental Entity ; Термин «Государственный орган» означает: (i) многонациональный, федеральный, национальный, провинциальный, территориальный, государственный, региональный, муниципальный, местный или другой орган власти, правительственный или государственный департамент, центральный банк, суд, трибунал, арбитражный орган, комиссию, управление комиссара, министерство, министра, бюро, агентство, государственную или контролируемую государством компанию или другой орган или организацию, отечественную или иностранную; (ii) подразделение, агента, комиссию, правление, члена, сотрудника, директора, должностное лицо или орган любого из вышеперечисленных; (iii) полугосударственный или частный орган, включая трибунал, комиссию, регулирующий орган, рабочую группу или саморегулируемую организацию, осуществляющие исполнительные, законодательные, судебные, регулирующие, антимонопольные полномочия, полномочия по зарубежному инвестированию, экспроприации, налогообложению или администрированию в рамках или от имени любого из вышеуказанных органов; (iv) внешнего управляющего, конкурсного управляющего, доверительного управляющего, наблюдателя или аналогичное Лицо или орган,

- 164 - назначенные любым из них ; (v) любое другое Лицо, созданное в рамах полномочий или на иных основаниях подпадающее под юрисдикцию любого из вышеперечисленных органов, включая фондовую биржу или иную биржу ценных бумаг или же орган, по природе своей являющийся государственной («коронной») корпорацией ; или (vi) Государственную организацию ; “ Governmental Entity ” means, with respect to the Kyrgyz Republic : (i) any federal, national, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, tax authority, court, tribunal, parliament, arbitral body, committee, office, council, commission, commissioner, board, ministry, minister, bureau, division, agency, state - owned or state - controlled company, or other body or entity, in each case of the Kyrgyz Republic ; (ii) any subdivision, agent, commission, board, member, employee, director, officer or authority of any of the foregoing ; (iii) any quasi - governmental or private body, including any tribunal, commission, regulatory agency, working group or self - regulatory organization, exercising any executive, legislative, judicial, regulatory, antitrust, foreign investment, expropriation, administrative or taxing authority in the name of and for the benefit of any of the foregoing ; (iv) any executive body thereof or of any legislative authority, including for the avoidance of doubt the President, the Cabinet of Ministers, the Chairman of the Cabinet of Ministers, the General Prosecutors Office of the Kyrgyz Republic, the State Committee on National Security of the Kyrgyz Republic, the Ministry of Internal Affairs, the Jogorku Kenesh of the Kyrgyz Republic or Kyrgyz Parliament and the KR State Commission ; (v) any external manager, receiver, trustee, monitor, advisor, consultant or similar person or body appointed by any of them ; and (vi) any predecessor, successor or other Person created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange or entity in the nature of a crown corporation ; Термин « Государственная организация » означает в отношении Кыргызской Республики : (i) любой многонациональный, федеральный, провинциальный, территориальный, государственный, региональный, муниципальный, местный или другой орган власти, правительственный или государственный департамент, центральный банк, суд, трибунал, парламент, арбитражный орган, комитет, офис, совет, комиссию, правление, министерство, министра, бюро, отдел, агентство, государственную или контролируемую государством компанию или другой орган или организацию, в каждом случае Кыргызской Республики ; (ii) любое подразделение, агента, комиссию, совет, члена, сотрудника, директора, должностное лицо или орган любой из вышеперечисленных организаций ; (iii) любой квази - правительственный или частный орган, включая любой трибунал, комиссию, регулирующий орган, рабочую группу или саморегулируемую организацию, осуществляющие любые исполнительные, законодательные, юридические, регулирующие, антимонопольные полномочия, полномочия зарубежных инвестиций, принудительного отчуждения, налоговые или административные полномочия на имя или в интересах любого из вышеуказанных органов ; (iv) любой его исполнительный орган или любой законодательный орган, включая во избежание сомнений, Президента, Кабинет Министров, Председателя Кабинета Министров, ГП, ГКНБ, Министерство внутренних дел, Жогорку Кенеш Кыргызской Республики или Парламент Кыргызской Республики и Государственную комиссию КР ; (v) любой внешний управляющий, управляющий конкурсной массой, доверительное лицо, монитор или аналогичное

- 165 - лицо, назначенное любым из них; (vi) любой предшественник, правопреемник или любое другое лицо, назначенное в рамках органа или иным образом подпадающее под действие юрисдикции любого указанного органа, включая любую фондовую биржу или биржу ценных бумаг или организацию, выступающую государственной корпорацией; “ Insurance Risk Rights Plan ” means the insurance risk rights plan agreement dated as of June 21 , 2004 , entered into between Centerra and CIBC Mellon Trust Company, as rights agent (including its successors), and the insurance risk rights plan having the terms set out therein ; Термин «План в области прав по страховым рискам» означает соглашение о плане в области прав по страховым рискам от 21 июня 2004 г . , заключенное между компанией «Центерра» и компанией CIBC Mellon Trust Company в качестве агента по правам (включая ее правопреемников), в котором изложены условия такого плана в области прав по страховым рискам ; “ Intercompany Claim Balance ” means the aggregate amounts owing (on account of principal and accrued and unpaid interest) by Centerra to KGC as of the Closing Date under the Intercompany Loan Agreements ; Термин «Баланс Внутригрупповых Требований» означает совокупные суммы задолженности (в счет основной суммы долга и начисленных и невыплаченных процентов) компании «Центерра» перед компанией «КГК» на Дату закрытия по Внутригрупповым кредитным соглашениям ; “ Intercompany Loan Agreements ” means, together, the revolving credit loan agreement and promissory note dated November 25 , 2014 , between KGC and Centerra and the promissory note dated September 15 , 2017 between KGC and Centerra ; Термин «Внутригрупповые кредитные соглашения» означает в совокупности кредитные соглашения о возобновляемом кредитном займе и вексель от 25 ноября 2014 года между компаниями «КГК» и «Центерра» и вексель от 15 сентября 2017 года между компаниями «КГК» и «Центерра» ; “ Interim Order ” means the interim order of the Court dated  , 2022 issued under section 192 of the CBCA, in a form acceptable to Centerra, the KR and Kyrgyzaltyn acting reasonably (as such order may be amended by the Court with the consent of Centerra and, solely in respect of amendments that adversely affect in any material respect the interests of the Kyrgyz Republic or Kyrgyzaltyn, the Kyrgyz Republic and Kyrgyzaltyn acting reasonably) providing for declarations and directions with respect to this Plan of Arrangement and the holding of the Centerra Meeting; Термин «Временное распоряжение» означает временное распоряжение Суда от  2022 года, вынесенное в соответствии с разделом 192 ЗКККО и составленное по форме, приемлемой для компании «Центерра», КР и компании «Кыргызалтын», действующие обоснованно (при этом такое распоряжение может быть изменено Судом с согласия компании «Центерра», и, исключительно в отношении изменений, которые в существенном отношении негативно сказываются на интересах Кыргызской Республики или компании «Кыргызалтын», с согласия Кыргызской Республики и компании «Кыргызалтын», действующих обоснованно), в котором приводятся заявления и указания относительно настоящего Плана реорганизации и проведения Собрания компании «Центерра» ;

- 166 - “ KGC ” means Kumtor Gold Company CJSC, a Kyrgyz closed joint stock company; Термин «компания „КГК“» означает ЗАО «Кумтор Голд Компани», кыргызское закрытое акционерное общество; “ KGC Dividend ” means the dividend declared by KGC to Centerra immediately before the Closing Date in an amount equal to the Intercompany Claim Balance less the amount of the Intercompany Payment payable pursuant to Section 2 (a)(v), which together with the amount of the Intercompany Payment shall offset the Intercompany Claim Balance pursuant to Section 2 (a)(v) ; Термин «Дивиденд компании “КГК”» означает дивиденд, объявленный компанией «КГК» компании «Центерра» непосредственно перед Датой закрытия в сумме, равной Балансу внутригрупповых требований минус сумма Внутригруппового платежа, подлежащая уплате согласно Разделу 2 (a)(v), уплата которого вместе с уплатой суммы Внутригруппового платежа составит взаимозачет Баланса Внутригрупповых Требований согласно Разделу 2 (a)(v) ; “ KGC Shares ” means the shares in KGC owned by Centerra, being 100 % of the share capital of KGC prior to the Effective Time ; Термин «Акции компании „КГК“» означает акции компании «КГК», принадлежащие компании «Центерра» и составляющие 100% акционерного капитала компании «КГК» до Момента вступления в силу ; “ KOC ” means Kumtor Operating Company CJSC, a Kyrgyz closed joint stock company; Термин «компания „КОК“» означает ЗАО «Кумтор Оперейтинг Компани», кыргызское закрытое акционерное общество; “ KOC Shares ” means the shares in KGC owned by Centerra, being 100 % of the share capital of KGC prior to the Effective Time ; Термин «Акции компании „КОК“» означает акции компании «КОК», принадлежащие компании «Центерра» и составляющие 100% акционерного капитала компании «КОК» до Момента вступления в силу ; “ KR Government ” means the Cabinet of Ministers of the Kyrgyz Republic; Термин «Правительство КР» означает Кабинет Министров Кыргызской Республики; “ KR Reclamation Fund ” has the meaning given to it in the RTD Termination Deed; Термин «Фонд рекультивации КР» будет толковаться по смыслу Акта о прекращении действия ТДР ; “ KR State Commission ” means the state commission formed by the Resolution of the Jogorku Kenesh of the Kyrgyz Republic dated February 17 , 2021 No . 4405 - VI on Studying the Efficiency of Development of the Kumtor Gold Ore Deposit, for Monitoring the Execution of the Resolution of the Jogorku Kenesh of the Kyrgyz Republic dated February 21 , 2013 No . 2805 - V "On the Results of the Work of the State Commission for Verification and Study of the Compliance of Kumtor Operating Company CJSC with the norms and requirements for rational use of natural Термин «Государственная комиссия КР» означает государственную комиссию, сформированную постановлением Жогорку Кенеш Кыргызской Республики от 17 февраля 2021 года № 4405 - VIпо изучению эффективности разработки золоторудного месторождения "Кумтор", по контролю исполнения постановления Жогорку Кенеша Кыргызской Республики от 21 февраля 2013 года № 2805 - V "Об итогах работы Государственной комиссии по проверке и изучению соблюдения ЗАО "Кумтор

- 167 - resources, environmental protection, safety of production processes and social protection of the population" and the Resolution of the Government of the Kyrgyz Republic dated July 3 , 2012 No . 465 ; Оперейтинг Компани" норм и требований по рациональному использованию природных ресурсов, охране окружающей среды, безопасности производственных процессов и социальной защите населения" и постановления Правительства Кыргызской Республики от 3 июля 2012 года № 465 ; “ Kumtor Project ” means the exploration for and development of gold and silver mineral resources and the production and sale of gold and silver from the Kumtor deposit ; Термин «Проект „Кумтор“» означает разведку и разработку минеральных ресурсов золота и серебра, а также добычу и продажу золота и серебра с месторождения «Кумтор» ; “ Kyrgyzaltyn ” means Kyrgyzaltyn JSC, a Kyrgyz Republic joint stock company; Термин «компания „Кыргызалтын“» означает АО «Кыргызалтын», акционерное общество в Кыргызской Республике ; “ KZN Centerra Shares ” means the Centerra Shares owned (beneficially and/or of record) by Kyrgyzaltyn, being 77 , 401 , 766 Centerra Shares ; Термин «Акции KZN компании „Центерра“» означает акции в капитале компании «Центерра», принадлежащие (фактически и (или) юридически) компании «Кыргызалтын», в количестве 77 401 766 Акций компании «Центерра»; “ Person ” means an individual, partnership, association, body corporate, joint venture, trust, business organization, trustee, executor, administrative legal representative, Governmental Authority, or any other entity, whether or not having legal status ; Термин «Лицо» означает физическое лицо, партнерство, объединение, корпоративное образование, совместное предприятие, доверительный фонд, деловую организацию, доверительного управляющего, исполнителя завещания, административного законного представителя, Государственный орган или какое - либо другое юридическое лицо, обладающее или не обладающее правовым статусом ; “ Plan of Arrangement ” means this plan of arrangement, as amended or supplemented from time to time in accordance with the terms hereof, giving effect to certain of the transactions contemplated by the Arrangement Agreement ; Термин «План реорганизации» означает план реорганизации с последующими изменениями и дополнениями, которые могут время от времени в него вноситься в соответствии с его условиями, вводящий в действие некоторые из сделок, предусмотренных Соглашением об урегулировании ; “ Project Agreements ” means the Restated Investment Agreement, dated June 6 , 2009 , the Restated Concession Agreement, dated June 6 , 2009 , the Restated Shareholders’ Agreement, dated June 6 , 2009 , the Release Agreement, dated June 6 , 2009 , the Settlement Agreement, dated June 6 , 2009 , the Cyanide Accident Settlement Термин «Соглашения по проекту» означает Пересмотренное инвестиционное соглашение от 6 июня 2009 года, Пересмотренный концессионный договор от 6 июня 2009 года, Пересмотренное соглашение акционеров от 6 июня 2009 года, Соглашение об отказе от требований от 6 июня 2009 года, Соглашение

- 168 - Agreement, the RTD (until terminated by the RTD Termination Deed), the Restated Pledge Agreement, dated June 6 , 2009 , the Agreement on New Terms for the Kumtor Project, dated April 24 , 2009 , the Restated Gold Silver Sale Agreement, dated June 6 , 2009 , the Second Amended and Restated Agreement on payment of a commission by KGC, dated June 6 , 2009 , the Strategic Agreement on Environmental Protection and Investment Promotion, dated September 11 , 2017 , the Deed Poll, dated August 7 , 2019 ; the Kyrgyzaltyn Mutual Release Agreement, dated August 7 , 2019 , in each case among certain or all of the KR Government, Kyrgyzaltyn, Centerra, KGC and KOC, and any other agreement entered into by Cameco Corporation, Centerra or any of their respective predecessors, successors or Affiliates and the Kyrgyz Republic, Kyrgyzaltyn or a Governmental Entity relating to the Kumtor Project, but excluding the Arrangement Agreement and any ancillary agreement entered into in connection herewith ; об урегулировании от 6 июня 2009 года, Соглашение об урегулировании аварии с цианидами, ТДР (до его отмены на основании Акта о прекращении действия ТДР), Пересмотренный договор залога от 6 июня 2009 года, Соглашение о новых условиях по Проекту «Кумтор» от 24 апреля 2009 года, Пересмотренный договор о продаже золота и серебра от 6 июня 2009 года, Второе измененное и дополненное соглашение о выплате комиссионных компанией «КГК» от 6 июня 2009 года, Стратегическое соглашение по защите окружающей среды и развитию инвестиций от 11 сентября 2017 года, Одностороннее обязательство от 7 августа 2019 года ; Соглашение о взаимном освобождении компании «Кыргызалтын» от 7 августа 2019 года, в каждом случае между некоторыми из следующих лиц или всеми ними : Правительство КР, компания «Кыргызалтын», компания «Центерра», компании «КГК» и «КОК», а также любое другое соглашение, заключенное корпорацией «Камеко», компанией «Центерра» или любым из их соответствующих предшественников, правопреемников или аффилированных лиц и Киргизской Республикой, компанией «Кыргызалтын» или Государственной организацией в связи с Проектом «Кумтор», но исключая Соглашение об урегулировании и все дополнительные соглашения, заключенные с связи с ним ; “ Release Agreement ” means the Release Agreement in the form attached as Appendix 12 to the Arrangement Agreement to be delivered by each of Nurlan Kyshtobaev, Dushen Kasenov and Tengiz Bolturuk ; Термин «Соглашение об освобождении» означает Соглашение об освобождении по форме, приведенной в Приложении 12 к Соглашению об урегулировании, которое должно быть предоставленным каждым из Душена Касенова, Нурлана Кыштобаева и Тенгиза Болтурука ; “ RTD ” means the reclamation trust deed dated January 25 , 1996 among KGC, Rothschild Trust Corporation Limited, the KR Government and Centerra (which acceded to the rights and obligations of Cameco Corporation thereunder, pursuant to the Deed of Accession, dated April 30 , 2004 , among Cameco Corporation, Centerra and Rothschild Trust Corporation Limited ; Термин «ТДР» означает трастовый договор о рекультивации от 25 января 1996 года между компанией «КГК», Rothschild Trust Corporation Limited, Правительством КР и компанией «Центерра» (которая присоединилась к правам и обязательствам корпорации «Камеко» в соответствии с Договором о присоединении от 30 апреля 2004 года между корпорацией «Камеко», компанией «Центерра» и Rothschild Trust Corporation Limited) ;

- 169 - “ RTD Termination Deed ” has the meaning given in the Arrangement Agreement; Термин «Акт о прекращении действия ТДР» имеет значение, указанное в Соглашении об урегулировании ; “ U . S . Securities Act ” means the United States Securities Act of 1933 , as amended, and all rules and regulations thereunder ; and Термин «Закон о ценных бумагах США» означает Закон о ценных бумагах Соединенных Штатов 1933 года с последующими изменениями, а также все правила и положения, принятые в рамках этого закона ; и “ U . S . Securities Exchange Act ” means the United States Securities Exchange Act of 1934 , as amended, and all rules and regulations thereunder . Термин «Закон об обороте ценных бумаг США» означает Закон об обороте ценных бумаг Соединенных Штатов 1934 года с последующими изменениями, а также все правила и положения, принятые в рамках этого закона . 1.2 Interpretation Not Affected by Headings, etc. 1.2 Заголовки и т. д. не влияют на толкование The division of this Plan of Arrangement into Articles, Sections, and other portions and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation hereof . Unless otherwise indicated, all references to an “Article” or “Section” followed by a number and/or a letter refer to the specified Article or Section of this Plan of Arrangement . The terms “hereof”, “herein” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or other portion hereof . Разделение настоящего Плана реорганизации на статьи, разделы и другие части и добавление заголовков выполнены исключительно для удобства прочтения и не влияют на его толкование . Если не указано иное, все ссылки на «статью» или «раздел» с последующим указанием номера и (или) буквы относятся к указанной статье или указанному разделу настоящего Плана реорганизации . Фразы «настоящего документа», «в настоящем документе» и «в соответствии с настоящим документом» (и аналогичные выражения) относятся к настоящему Плану реорганизации, а не к какой - то конкретной статье, какому - то конкретному разделу или другой его части . 1.3 Rules of Construction 1.3 Правила толкования (a) In this Plan of Arrangement, unless the context otherwise requires, (a) words importing the singular number include the plural and vice versa, (b) words importing any gender include all genders, and (c) “include”, “includes” and “including” will be deemed to be followed by the words “without limitation” . (a) В настоящем Плане реорганизации, если контекстом не предусмотрено иное, (a) слова в единственном числе обозначают множественное число и наоборот, (b) слова любого рода включают все рода и (c) подразумевается, что после слов «включают», «включает» и «включая» следует фраза «помимо прочего».

- 170 - (b) Any capitalized terms used, but not specifically defined, in this Plan of Arrangement shall have the respective meanings given thereto in the Arrangement Agreement . (b) Любые термины с заглавной буквы, используемые, но не имеющие конкретного определения, в настоящем Плане реорганизации имеют соответствующие значения, указанные в Соглашении об урегулировании . 1.4 Date for Any Action 1.4 Дата для совершения какого - либо действия If the date on which any action is required or permitted to be taken hereunder by a Person is not a Business Day, such action will be required or permitted to be taken on the next succeeding day which is a Business Day . Если дата, на которую требуется или разрешено, чтобы Лицо совершило какое - либо действие, не является Рабочим днем, то такое действие будет нужно или разрешено совершить на следующий день, являющийся Рабочим днем . 1.5 References to Dates, Statutes, etc. 1.5 Ссылки на даты, законодательные акты и т. д. (a) In this Plan of Arrangement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively . (a) Если не указано иное, в настоящем Плане реорганизации фразы «с какой - либо даты» или «до какой - либо даты» означают такую дату включительно . (b) In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re - enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder . Any reference in this Plan of Arrangement to a Person includes its, his or her heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns . References to any agreement or contract are to (b) В настоящем Плане реорганизации, если что - то в теме или контексте этому не противоречит, или если в нем не предусмотрено иное, ссылки на законодательные и нормативные акты, указания или инструменты являются ссылками на такие законодательные и нормативные акты, указания или инструменты в действующей на данный момент редакции или же на документы, изменяющие, повторно вводящие в действие или заменяющие такие законодательные и нормативные акты, указания или инструменты; в случае ссылки на законодательный акт такая ссылка включает

- 171 - that agreement or contract as amended, modified or supplemented from time to time in accordance with its terms . нормативные акты, правила, положения или указания, принятые в рамках такого законодательного акта. Все ссылки в настоящем Плане реорганизации на Лицо включают его или ее наследников, попечителей над наследственным имуществом, исполнителей завещания, законных личных представителей, предшественников, правопреемников и разрешенных цессионариев. Ссылки на соглашение или договор указывают на такое соглашение или такой договор с последующими периодическими изменениями или дополнениями в соответствии с его условиями. 1.6 Control 1.6 Контроль A Person shall be deemed to be “controlled” by another Person or two or more Persons acting jointly or in concert if : Считается, что Лицо «контролируется» другим Лицом или двумя или более Лицами, действующими совместно или по согласованию, если : (a) in the case of a Person other than a partnership or a limited partnership, securities entitled to vote in the election of directors (including, for Persons other than corporations, the administrators, managers, trustees or other persons performing similar functions in respect of any such Person) carrying more than 50 % of the votes for the election of directors of such Person are held, directly or indirectly, by or for the benefit of the other Person or Persons acting jointly or in concert ; and the votes carried by such securities are entitled, if exercised, to elect, appoint or (a) в случае если Лицо не является товариществом или товариществом с ограниченной ответственностью — владение ценными бумагами, обладающими правом голоса при выборе директоров (в том числе для Лиц, не являющихся корпорациями, администраторами, менеджерами, доверительными управляющими или другими лицами, выполняющими аналогичные функции в отношении такого Лица) и составляющими более 50% голосов для выбора директоров такого Лица, осуществляется, прямо или косвенно, другим Лицом или другими Лицами,

- 172 - designate a majority of the board of directors of such Person; действующими совместно или по согласованию, или в его (их) интересах ; и права голоса, привязанные к таким ценным бумагам, вправе, при их осуществлении, избирать, назначать или определять большинство членов совета директоров такого Лица ; (b) in the case of a Person that is a partnership other than a limited partnership, more than 50 % of the voting, equity or other interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons acting jointly or in concert ; (b) в случае если Лицо является товариществом, но не товариществом с ограниченной ответственностью — владение более 50% прав голоса, собственного капитала или прочих интересов такого лица осуществляется, прямо или косвенно, другим Лицом или другими Лицами, действующими совместно или по согласованию, или в его (их) интересах ; (c) in the case of a Person that is a limited partnership, the other Person is the general partner of the limited partnership ; or (c) в случае если Лицо является товариществом с ограниченной ответственностью — другое Лицо является генеральным партнером в товариществе с ограниченной ответственностью; или (d) in the case of any Person, the other Person or Persons acting jointly or in concert possesses or possess, as applicable, directly or indirectly, the power to direct or cause the direction of management or policies of such Person, whether through the ownership of securities, by contract or otherwise, (d) в случае с любым Лицом — другое Лицо или другие Лица, действующие совместно или по согласованию, обладает или обладают, в зависимости от ситуации, прямо или косвенно, полномочием определять курс руководства или внутренние положения такого Лица (или обеспечивать это), через владение ценными бумагами, по договору или на иных основаниях,

- 173 - and “controls”, “controlling” and “under common control with” shall be interpreted accordingly. и слова и фразы «контролирует», «контролирующий» и «под общим контролем» должны толковаться соответствующим образом . 1.7 Time 1.7 Время Time will be of the essence in every matter or action contemplated hereunder . All times expressed herein are in Toronto, Ontario, Canada local time unless otherwise stipulated herein . Время играет существенную роль в каждом вопросе или действии, предусмотренном в настоящем документе . Время, указанное в настоящем документе, означает местное время в г . Торонто, провинция Онтарио, Канада, если здесь не указано иное . 1.8 Completion of the Arrangement Agreement 1.8 Завершение Соглашения об урегулировании The Closing Date shall occur, and this Plan of Arrangement shall become effective, after the Conditions Precedent have been satisfied or waived in full pursuant to clause 7 . 5 of the Arrangement Agreement . Дата закрытия наступит и настоящий План реорганизации вступит в силу после того, как Предварительные условия будут выполнены полностью или Стороны откажутся от требования по их выполнению в соответствии со статьей 7 . 5 Соглашения об урегулировании . ARTICLE 2 THE ARRANGEMENT СТАТЬЯ 2 РЕОРГАНИЗАЦИЯ 2.1 Binding Effect 2.1 Обязательный характер This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on : (a) Centerra ; (b) the KR Government and every Governmental Entity ; (c) Kyrgyzaltyn ; (d) KGC ; (e) KOC ; (f) all registered and beneficial holders of Centerra Shares ; and (g) all other Persons (including the respective heirs, executors, administrators, legal representatives, successors and assigns of each of the foregoing) . Настоящий План реорганизации вступит в силу и будет иметь обязательный характер начиная с Момента вступления в силу для : (a) компании «Центерра» ; (b) Правительства КР и каждой Государственной организации ; (c) компании «Кыргызалтын» ; (d) компании «КГК» ; (e) компания «КОК» ; (f) всех зарегистрированных и бенефициарных владельцев Акций компании «Центерра» ; и (g) всех других Лиц (включая соответствующих наследников, администраторов наследства, исполнителей завещания, законных представителей, правопреемников и цессионариев каждого из вышеуказанных лиц) . 2.2 Certificate of Arrangement 2.2 Свидетельство о реорганизации The Articles of Arrangement and the Certificate of Arrangement shall be filed and issued, respectively, with respect to the Arrangement in its Договор о реорганизации и Свидетельство о реорганизации подлежат регистрации и выдаче, соответственно, в отношении

- 174 - entirety . The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of this Article 2 has become effective in the sequence and at the times set out therein . Other than as expressly provided for herein, no portion of this Plan of Arrangement shall take effect with respect to any Person until the Effective Time . Реорганизации в полном объеме . Свидетельство о реорганизации будет бесспорным доказательством того, что Реорганизация вступила в силу и каждое из положений настоящей Статьи 2 вступило в силу в порядке очередности и в моменты времени, указанные в ней . За исключением случаев, прямо предусмотренных в настоящем документе, все разделы настоящего Плана реорганизации вступают в силу в отношении любых Лиц только в Момент вступления в силу . 2.3 Arrangement 2.3 Реорганизация Commencing at the Effective Time, the following events, matters or transactions will occur and will be deemed to occur in the following sequence, at one minute intervals, without any further act, authorization or formality, unless specifically noted in this Plan of Arrangement : Начиная с Момента вступления в силу, следующие события, дела или сделки будут происходить или совершаться (или будут считаться происходящими или совершающимися) в следующей последовательности, через одноминутные промежутки времени, без дополнительных действий, разрешений или формальностей, если в настоящем Плане реорганизации конкретно не указано иное : (a) Each of the following shall occur simultaneously: (a) Каждое из следующих действий происходит одновременно: (i) Centerra shall execute and deliver, and shall be deemed to have executed and delivered to Kyrgyzaltyn the documents set forth in сlause 2 . 1 of the Arrangement Agreement, and grants all necessary authority to Kyrgyzaltyn to effect the transfer of the KGC Shares and the KOC Shares from Centerra to Kyrgyzaltyn and the KGC Shares and the KOC Shares shall be, and shall be deemed to be, sold and transferred by Centerra to and acquired by Kyrgyzaltyn ; (i) компания «Центерра» подпишет и вручит (и будет считаться подписавшей и вручившей) компании «Кыргызалтын» документы, указанные в статье 2.1 Соглашения об урегулировании, и предоставит все необходимые полномочия компании «Кыргызалтын» для оформления передачи Акций компании «КГК» и Акций компании «КОК» от компании «Центерра» в адрес компании «Кыргызалтын», и Акции компании «КГК»

- 175 - и Акции компании «КОК» будут проданы и переданы компанией «Центерра» компании «Кыргызалтын» и приобретены последней; (ii) all of the KZN Centerra Shares shall, and shall be deemed to be, sold and transferred to and acquired by Centerra (free and clear of any Encumbrances) for cancellation in exchange for the purchase price and consideration therefor set out in Clause 2 . 1 of the Arrangement Agree - ment, and : (ii) все Акции KZN компании «Центерра» будут проданы и переданы компании «Центерра» и приобретены ею, и будут считаться проданными и переданными компании «Центерра» и приобретенными ею (свободными от любых Обременений), для их погашения в обмен на уплату покупной цены и встречного удовлетворения по ней, как предусмотрено в Статье 2.1 Соглашения об урегулировании, и: (A) in respect of such KZN Centerra Shares so sold and transferred, Kyrgyzaltyn shall cease to be the holder of such KZN Centerra Shares and to have any rights as a holder of such KZN Centerra Shares other than as provided in the Arrangement Agreement; (A) в отношении проданных и переданных таким образом Акций KZN компании «Центерра» компания «Кыргызалтын» прекратит быть их владельцем и иметь права в качестве их владельца, за исключением того, что предусмотрено в Соглашении об урегулировании; (B) Centerra shall be, and shall be (B) компания «Центерра»

- 176 - deemed to be, the transferee of such KZN Centerra Shares (free and clear of any Encumbrances); and будет (и будет считаться) получателем прав на такие Акции KZN компании «Центерра» (свободные от любых Обременений); и (C) such KZN Centerra Shares shall be cancelled; (C) такие Акции KZN компании «Центерра» будут погашены; (iii) the Release Agreements of each of Dushen Kasenov and Tengiz Bolturuk and Nurlan Kyshtobaev shall become effective and each of Dushen Kasenov and Nurlan Kyshtobaev shall be removed as directors of Centerra, such that the reconstituted Centerra Board shall consist solely of : Michael S . Parrett, Bruce V . Walter, Scott G . Perry, Richard W . Connor, Jacques Perron, Sheryl K . Pressler, Paul N . Wright, and Susan L . Yurkovich ; (iii) Соглашения об освобождении Душена Касенова, Нурлана Кыштобаева и Тенгиза Болтурука вступят в силу, и Душен Касенов, Нурлан Кыштобаев перестанут быть директорами компании «Центерра», после чего измененный состав Совет директоров компании «Центерра» будет состоять только из : Майкла С . Парретта (Michael S . Parrett), Брюса В . Уолтера (Bruce V . Walter), Скотта Г . Перри (Scott G . Perry), Ричарда В . Коннора (Richard W . Connor), Жака Перрона (Jacques Perron), Шерил К . Пресслер (Sheryl K . Pressler), Пола Н . Райта (Paul N . Wright) и Сюзан Л . Юркович (Susan L . Yurkovich) ; (iv) the Cash Consideration shall be payable by Centerra (A) as to the Cash Consideration Payment, to Kyrgyzaltyn (iv) подлежит уплата компанией «Центерра» Денежного встречного удовлетворения (А) в отношении Денежного

- 177 - in acordance with clause 5 . 1 . 1 of the Arrangement Agreement ; and (B) as to the Deemed Dividend Withholding Tax Amount, to the Canada Revenue Agency on behalf of Kyrgyzaltyn in accordance with clause 5 . 3 of the Arrangement Agreement ; and встречного удовлетворения в пользу компании «Кыргызалтын» в соответствии со Статьей 5 . 1 . 1 Соглашения об урегулировании ; и (B) в отношении Cуммы налога у источника с условных дивидендов в пользу Налогового агентства Канады от имени «Кыргызалтын» в соответствии со Статьей 5 . 3 Соглашения об урегулировании ; и (v) the Intercompany Payment shall be payable by Centerra to KGC in accordance with clause 5 . 1 . 2 of the Arrangement Agreement ; the KGC Dividend shall be, and shall be deemed to be, offset in full against an equal amount of the Intercompany Claim Balance, and, upon such payment of the Intercompany Payment, the Intercompany Claim Balance shall be fully extinguished and each of the Intercompany Loan Agreements shall be, and shall be deemed to be, terminated without any further action on the part of the parties thereto ; (v) Внутригрупповой платеж подлежит уплате компанией «Центерра» компании «КГК» в соответствии со Статьей 5.1.2 Соглашения об урегулировании; Дивиденд компании «КГК» будет являться и считаться взаимозачтенным полностью против равной суммы Баланса Внутригрупповых Требований, и, после такой уплаты Внутригруппового платежа, Баланс Внутригрупповых Требований будет полностью погашен, и Внутригрупповые кредитные соглашения будут являться и считаться расторгнутыми без каких бы то ни было дальнейших действий со стороны их сторон. (b) the Insurance Risk Rights Plan shall be, and shall be deemed to be, terminated without any further (b) План в области прав по страховым рискам прекратит действовать и будет считаться прекратившим действовать без

action on the part of the parties thereto;	каких-либо последующих действий со стороны его сторон;
(c) the articles of Centerra shall be amended to eliminate the Class A non-voting shares as authorized shares in the capital of Centerra such that, following such amendment, Centerra will be authorized to issue an unlimited number of Centerra Shares and an unlimited number of preference shares, each having unamended rights, privileges restrictions and conditions; and	(c) устав компании «Центерра» будет изменен путем удаления из него акций класса «А» без права голоса как разрешенных акций в капитале компании «Центерра» таким образом, что после такого изменения компания «Центерра» будет уполномочена выпустить неограниченное количество Акций компании «Центерра» и неограниченное количество привилегированных акций, каждая с неизмененными правами, привилегиями, ограничениями и условиями; и
(d) the releases and waivers referred to in Sections 6.1, 6.2 and 6.3 shall become effective.	(d) освобождения от ответственности и отказы от требований, указанные в Разделах 6.1, 6.2 и 6.3, вступят в силу.
2.4 Registers of Holders	**2.4 Реестры владельцев акций**
Upon the cancellation of the KZN Centerra Shares pursuant to Section 2.3(a)(ii), Kyrgyzaltyn will be deemed to be removed from the register of holders of Centerra Shares, such Centerra Shares will be deemed to be cancelled on the register of holders of Centerra Shares and the transfer agent of Centerra shall be duly authorized to reflect such removal and cancellation on the register of holders of Centerra Shares.	После погашения Акций KZN компании «Центерра» в соответствии с Разделом 2.3(a)(ii), компания «Кыргызалтын» будет считаться удаленной из реестра владельцев Акций компании «Центерра», а такие Акции компании «Центерра» будут считаться погашенными в реестре владельцев Акций компании «Центерра», и агент по передаче акций компании «Центерра» будет должным образом уполномочен отразить такое погашение и удаление из реестра владельцев Акций компании «Центерра».
2.5 Arrangement Effectiveness	**2.5 Вступление Реорганизации в силу**
The Arrangement will become finally and conclusively binding and effective as at the Effective Time.	Реорганизация приобретет обязательный характер и вступит в силу окончательно в Момент вступления в силу.

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- 179 - 2.6 No Dissent Rights 2.6 Отсутствие прав на несогласие The Arrangement shall not trigger any right of dissent for the Centerra Shareholders, whether under the CBCA or otherwise . Реорганизация не дает Акционерам компании «Центерра» никаких прав выражать на несогласие, ни по ЗКККО, ни на иных основаниях . ARTICLE 3 WITHHOLDING СТАТЬЯ 3 УДЕРЖАНИЕ НАЛОГА 3.1 Withholding Rights 3.1 Права на удержание налога Centerra shall be entitled to deduct and withhold (or cause to be deducted or withheld) from any amount payable or deliverable under this Plan of Arrangement, to the KR Government or Kyrgyzaltyn or any other Person such amounts as Centerra is required, entitled or permitted to deduct and withhold with respect to such amounts under the Income Tax Act (Canada), including the regulations promulgated thereunder, the United States Internal Revenue Code of 1986 or any provision of provincial, territorial, state, local or foreign tax law, in each case as amended, which shall include the Deemed Dividend Withholding Tax Amount . To the extent that amounts are so withheld, such withheld amounts shall be treated as having been paid to the KR Government or Kyrgyzaltyn or any other person, as applicable, in respect of which such deduction and withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority . Компания «Центерра» имеет право вычесть и удержать (или обеспечить вычет или удержание) из любой суммы, подлежащей оплате или передаче в соответствии с настоящим Планом реорганизации Правительству КР, или компании «Кыргызалтын», или любому другому Лицу, такие суммы, какие компания «Центерра» обязана, вправе или может вычесть и удержать в отношении таких сумм в соответствии с Законом о подоходном налоге (Канада) вместе с его подзаконными актами, Налоговым кодексом США 1986 года или положениями провинциального, территориального, государственного, местного или зарубежного налогового права, в каждом случае с действующими поправками, которые должны включать Cуммы налога у источника с условных дивидендов . В той степени, в которой суммы удерживаются таким образом, такие удержанные суммы должны рассматриваться как уплаченные Правительству КР или компании «Кыргызалтын» или любому другому лицу, в зависимости от обстоятельств, в отношении которых такой вычет и удержание были произведены, при условии, что такие суммы будут фактически возвращены в надлежащий налоговый орган . ARTICLE 4 AMENDMENTS СТАТЬЯ 4 ИЗМЕНЕНИЯ 4.1 Amendments to Plan of Arrangement 4.1 Изменения в Плане реорганизации (a) Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by Centerra, acting reasonably, at any time prior to or (a) С учетом положений Временного распоряжения, поправки, изменения или дополнения к настоящему Плану реорганизации могут быть предложены компанией

- 180 - at the Centerra Meeting with or without any other prior notice or communication and, if so proposed and accepted by the Centerra Shareholders voting at the Centerra Meeting, will become part of this Plan of Arrangement for all purposes . «Центерра», действующей обоснованно, в любое время до Собрания компании «Центерра» или во время его проведения, с предварительным уведомлением или сообщением о них или без него . Если они предлагаются таким образом и принимаются путем голосования Акционеров компании «Центерра» на Собрании компании «Центерра», то такие поправки, изменения и дополнения становятся частью настоящего Плана реорганизации для всех целей . (b) This Plan of Arrangement may be amended, modified or supplemented unilaterally by Centerra, acting reasonably, after the Centerra Meeting, provided that each such amendment, modification or supplement is approved by the Court and communicated to any Person(s) in the manner required by the Court . (b) Настоящий План реорганизации может быть исправлен, изменен или дополнен в одностороннем порядке компанией «Центерра», действующей обоснованно, после Собрания компании «Центерра», при условии что каждая такая поправка, каждое такое изменение или дополнение будут одобрены Судом и доведены до сведения Лиц(а) способом, предписанным Судом . (c) Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the Centerra Meeting will be effective only if it is consented to by Centerra, acting reasonably, and, if required by the Court, is consented to by or communicated to the Centerra Shareholders in the manner directed by the Court . (c) Поправки, изменения или дополнения к настоящему Плану реорганизации, одобренные или предписанные Судом после Собрания компании «Центерра», вступят в силу только с согласия компании «Центерра», действующей обоснованно, и, если требуется Судом, с согласия Акционеров компании «Центерра» или при условии доведения до сведения Акционеров компании «Центерра» способом, предписанным Судом . (d) Notwithstanding Section 4.1(b), any amendment, modification or (d) Невзирая на положения Раздела 4.1(b), поправки, изменения или

- 181 - supplement to this Plan of дополнения к настоящему Arrangement may be made Плану реорганизации могут unilaterally by Centerra, acting вноситься в одностороннем reasonably, following the granting порядке компанией «Центерра», of the Final Order, provided that it действующей обоснованно, concerns a matter which, in the после вынесения reasonable opinion of Centerra, is Окончательного распоряжения, of an administrative nature при условии, что они, по required to better give effect to the обоснованному мнению implementation of this Plan of компании «Центерра», Arrangement and is not adverse to касаются вопроса the financial or economic interests административного характера, of any holder or former holder of необходимого для более Centerra Shares. эффективной реализации настоящего Плана реорганизации и не оказывают отрицательного воздействия на финансовые или экономические интересы какого - либо владельца или бывшего владельца Акций компании «Центерра».

- 182 - ARTICLE 5 FURTHER ASSURANCES СТАТЬЯ 5 ДОПОЛНИТЕЛЬНЫЕ ЗАВЕРЕНИЯ 5.1 Further Assurances 5.1 Дополнительные заверения Notwithstanding that the transactions and events set out herein will occur and will be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, Centerra, the KR Government, Kyrgyzaltyn, KGC and KOC will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required in order to further document or evidence any of the transactions or events set out herein, including any resolution of directors authorizing the creation, issue, transfer or purchase for cancellation of securities by Centerra, Kyrgyzaltyn, KGC and KOC, any share transfer powers evidencing the transfer of securities by or to Centerra and any receipt therefore and any necessary additions to, or deletions from, any applicable securities registers . Несмотря на то, что сделки и события, описанные в настоящем документе, произойдут и будут считаться произошедшими в порядке, приведенном в настоящем Плане реорганизации, без дополнительных действий или формальностей, компания «Центерра», Правительство КР, компании «Кыргызалтын», «КГК» и «КОК» совершат, осуществят и подпишут все такие дополнительные действия, акты, соглашения, передачи, заверения, инструменты или документы, которые могут обоснованно потребоваться для дополнительного документального оформления или засвидетельствования каких - либо сделок или событий, указанных в настоящем документе, включая любые резолюции директоров, уполномочивающих создание, выдачу, передачу или покупку в целях погашения ценных бумаг компаниями «Центерра», «Кыргызалтын», «КГК» и «КОК», любые полномочия на передачу акций, свидетельствующие о передаче ценных бумаг компанией «Центерра» или в адрес компании «Центерра» и, как следствие, об их получении и всех необходимых добавлениях в применимых реестрах ценных бумаг и удалениях из них . ARTICLE 6 RELEASES СТАТЬЯ 6 ОСВОБОЖДЕНИЕ ОТ ОТВЕТСТВЕННОСТИ 6.1. Release of Centerra Released Parties 6.1 Освобождение Сторон компании «Центерра», освобожденных от ответственности

Upon the occurrence of the events specified in Section 2.3(d), Centerra and each of its then-Affiliates and each of its and their respective officers, directors, employees, auditors, financial and other advisors, legal counsel and agents (in each case former and current) (collectively, the "**Centerra Released Parties**") shall be forever and irrevocably released and discharged from any and all demands, claims, liabilities, actions, causes of action, counterclaims, suits, debts, sums of money, accounts, covenants, damages, judgments, expenses, executions, Encumbrances and other recoveries on account of any indebtedness, liability, obligation, demand or cause of action of whatever nature that any Person (including, without limitation, any Person who may claim contribution or indemnification against or from any Centerra Released Party) may be entitled to assert, whether known or unknown, matured or unmatured, direct, indirect or derivative, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Effective Time relating to, arising out of, or in connection with the Arrangement, this Plan of Arrangement, the Arrangement Agreement, the business and affairs of Centerra with respect to or in connection with this Plan of Arrangement and any proceedings commenced with respect to or in connection with the Arrangement, this Plan of Arrangement or the Arrangement Agreement, provided that nothing in this paragraph will release or discharge any of the Centerra Released Parties: (a) from or in respect of any of their respective obligations under the Arrangement, this Plan of Arrangement, the Arrangement Agreement or any document or instrument delivered hereunder or thereunder; or (b) if the Centerra Released Party is adjudged by the express terms of a non-appealable judgment of a Canadian court of competent jurisdiction rendered on a final determination on the merits to have committed gross negligence, fraud or wilful misconduct, or (c) from any claims arising pursuant to Part XXIII.1 of the *Securities Act* (Ontario) or equivalent provisions of the securities legislation in each of the other Canadian jurisdictions or under the U.S. Securities Act and/or U.S. Securities Exchange Act.	При наступлении событий, указанных в Разделе 2.3(d), компания «Центерра» и каждый из ее существующих на тот момент Аффилированных лиц, а также каждый из ее и их соответствующих должностных лиц, директоров, сотрудников, аудиторов, финансовых и прочих консультантов, юрисконсультов и доверенных лиц (в каждом случае бывших и нынешних) (совместно — **«Стороны компании „Центерра“, освобожденные от ответственности»)** навсегда и безотзывно освобождаются от ответственности по всем без исключения требованиям, претензиям, обязательствам, судебным спорам, основаниям для иска, встречным требованиям, искам, долгам, денежным суммам, счетам, договорным обязательствам, убыткам, судебным решениям, расходам, исполнительным действиям, Обременениям и прочим взысканиям в счет задолженности, обязательства, требования или основания для иска любого характера, которые любое Лицо (включая, помимо прочего, любое Лицо, которое может требовать возмещения или освобождения от ответственности от любой из Сторон компании „Центерра“, освобожденных от ответственности) может быть вправе заявлять, известным или неизвестным, с наступившим сроком исполнения или нет, прямым, косвенным или производным, ожидаемым или непредвиденным, существующим или возникающим в будущем, основанным полностью или частично на каком-либо действии или бездействии, операции, сделке или ином событии, существующем или происходящем в Момент вступления в силу или до него и связанном или вытекающем из Реорганизации, настоящего Плана реорганизации, Соглашения об урегулировании, бизнеса и дел компании «Центерра» в отношении или в связи с настоящим Планом реорганизации и судебными разбирательствами, возбужденными в отношении или в связи с Реорганизацией, настоящим Планом реорганизации, Соглашением об урегулировании, при условии что ничто в настоящем пункте не будет освобождать от ответственности никакую из Сторон компании «Центерра», освобожденных от

-183-

(a) по любым из их по ответственности: соответствующих Реорганизации, реорганизации, обязательств настоящему Соглашению Плану об урегулировании или какому - либо документу или инструменту, вручаемому в их рамках ; или (b) если по конкретным условиям не подлежащего обжалованию окончательного решения Канадского суда компетентной юрисдикции, вынесенного по существу дела, будет установлено, что Сторона компании «Центерра», освобожденная от ответственности, допустила грубую халатность, совершила мошенничество или преднамеренное нарушение, или (c) по любым претензиям, возникающим в соответствии с Частью XXIII . 1 Закона о ценных бумагах (Онтарио) или равнозначными положениями законодательства о ценных бумагах в каждой из юрисдикций Канады, или же в соответствии с Законом о ценных бумагах США и (или) Законом об обороте ценных бумаг США . - 184 -

- 185 - 6.2 Release of Centerra Released Parties 6.2 Освобождение Сторон компании «Центерра», освобожденных от ответственности Without limiting Section 6 . 1 , from and after the occurrence of the events specified in Section 2 . 3 (d), each Centerra Shareholder and former Centerra Shareholder, including the KR Government and Kyrgyzaltyn, shall, and shall be deemed to, forever and irrevocably release, any right to challenge, contest, dispute or seek to set aside or vary, the Arrangement, this Plan of Arrangement, the Arrangement Agreement, the transactions contemplated hereunder and the cancellation of the KZN Centerra Shares, and each Centerra Shareholder and former Centerra Shareholder, including the KR Government and Kyrgyzaltyn, shall be permanently enjoined from asserting or proceeding with any such claim, directly or indirectly, in respect of the foregoing . Не ограничивая смысла Раздела 6 . 1 , с момента и после наступления событий, указанных в разделе 2 . 3 (d), каждый Акционер компании «Центерра» и бывший Акционер компании «Центерра», включая Правительство КР и компанию «Кыргызалтын», навсегда и безотзывно откажутся (и будут считаться отказавшимися) от права оспорить или пытаться аннулировать или изменить Реорганизацию, настоящий План реорганизации, Соглашение об урегулировании, сделки, предусмотренные в соответствии с настоящим документом, и погашение Акций KZN компании «Центерра», и каждому Акционеру компании «Центерра» и бывшему Акционеру компании «Центерра», включая Правительство КР и компанию «Кыргызалтын», постоянно запрещается заявлять и предъявлять, прямо или косвенно, такие претензии в отношении вышесказанного . 6.3 Injunctions 6.3 Судебные запреты

- 186 - All Persons are permanently and forever barred, estopped, stayed and enjoined, from and after the occurrence of the events specified in Section 2 . 3 (d), with respect to any and claims released pursuant to Section 6 . 1 , from (a) commencing or continuing in any manner, directly or indirectly, any claim, action, suits, demands or other proceedings of any nature or kind whatsoever of any Person against any of the Centerra Released Parties, as applicable ; (b) enforcing, levying, attaching, collecting or otherwise recovering or enforcing by any manner or means, directly or indirectly, any judgment, award, decree or order against any of the Centerra Released Parties ; (c) creating, perfecting, asserting or otherwise enforcing, directly or indirectly, any Encumbrance against any of the Centerra Released Parties or any of their respective property or assets ; or (d) taking any actions to interfere with the implementation or consummation of the Arrangement, this Plan of Arrangement, the Arrangement Agreement or the transactions contemplated hereunder ; provided, however, that this Section 6 . 3 shall not apply to the enforcement of any obligation under the Arrangement, this Plan of Arrangement, the Arrangement Agreement or any document delivered thereunder . С момента наступления событий, указанных в Разделе 2 . 3 (d), всем Лицам постоянно и навсегда запрещается, и они лишаются права в отношении всех претензий, от требований по которым они отказались в соответствии с Разделом 6 . 1 : (a) предъявлять и возбуждать или продолжать любым способом, прямо или косвенно, претензии, иски, требования или прочие разбирательства любого характера любого Лица против любой из Сторон компании «Центерра», освобожденных от ответственности, в зависимости от обстоятельств ; (b) принудительно исполнять, взыскивать, налагать арест, взимать или иным образом получать возмещение или принудительно исполнять любым способом или любыми средствами, прямо или косвенно, решение, постановление, указ или распоряжение против любой из Сторон компании «Центерра», освобожденных от ответственности ; (c) создавать, оформлять, заявлять или иным образом принудительно исполнять, прямо или косвенно, какое - либо Обременение в отношении любой из Сторон компании «Центерра», освобожденных от ответственности, или любых из ее соответствующих объектов собственности или активов ; или (d) предпринимать действия с целью вмешаться в реализацию или осуществление Реорганизации, настоящего Плана реорганизации, Соглашения об урегулировании, Урегулирования или предусмотренных ими сделок ; однако, при условии, что настоящий Раздел 6 . 3 не применяется к принудительному исполнению любых обязательств по Реорганизации, настоящему Плану реорганизации, Соглашению об урегулировании или какому - либо документу, подписанному в соответствии с ними . ARTICLE 7 PARAMOUNTCY СТАТЬЯ 7 ПРЕОБЛАДАЮЩИЙ ХАРАКТЕР 7.1 Paramountcy 7.1 Преобладающий характер

- 187 - From and after the Effective Time : (a) this Plan of Arrangement shall take precedence and priority over any and all Centerra Shares issued prior to the Effective Time and any and all instruments or documents establishing or governing the rights and obligations of the same ; (b) the rights and obligations of the Centerra Shareholders, Centerra, Kyrgyzaltyn, the Kyrgyz Republic, and, from and after the Closing Date, KGC and KOC and any transfer agent in respect of the Centerra Shares, in relation thereto, shall be solely as provided for in this Plan of Arrangement ; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Centerra Shares, or any and all instruments or documents establishing or governing the rights and obligations of the same (including, without limitation, any action, cause of action, claim or proceeding as to the number or entitlements of the outstanding Centerra securities and any prior adjustments thereto) shall be deemed to have been settled, compromised, released and determined without liability or obligation except as set forth herein . Начиная с (и после) Момента вступления в силу : (a) настоящий План реорганизации имеет преимущественную силу и приоритетное значение перед всеми без исключения Акциями компании «Центерра», выпущенными до Момента вступления в силу, а также перед всеми без исключения инструментами или документами, устанавливающими или регулирующими права и обязанности по таким акциям ; (b) права и обязанности Акционеров компании «Центерра», компаний «Центерра» и «Кыргызалтын», Кыргызской Республики и, с Даты закрытия, компаний «КГК» и «КОК», а также агентов по передаче в отношении Акций компании «Центерра», должны быть только теми, которые предусмотрены в настоящем Плане реорганизации ; и (c) все споры, основания для иска, претензии или разбирательства (фактические или условные, заявленные ранее или нет), основанные на Акциях компании «Центерра» или каким - либо образом связанные с ними, или все без исключения инструменты или документы, устанавливающие или регулирующие права и обязанности по таким акциям (включая, помимо прочего, любые споры, основания для иска, претензии или разбирательства относительно количества выплат по выпущенным в обращение ценным бумагам компании «Центерра» или предыдущих корректировок этого количества) будут считаться урегулированными, согласованными в порядке компромисса, аннулированными и разрешенными без установления ответственности или обязательства, за исключением случаев, изложенных в настоящем документе .

- 188 - APPENDIX 14 Form of Arrangement Resolution Arrangement under Section 192 of the Canada Business Corporations Act ПРИЛОЖЕНИЕ 14 Форма Резолюции о реорганизации Реорганизация в соответствии с Разделом 192 Закона Канады о коммерческих корпоративных организациях BE IT RESOLVED THAT: НАСТОЯЩИМ ПОСТАНОВЛЯЕМ, ЧТО: 1 . The arrangement (the “ Arrangement ”) under section 192 of the Canada Business Corporations Act (the “ CBCA ”)involving Centerra Gold Inc . (“ Centerra ”), the Kyrgyz Republic, Kyrgyzaltyn JSC, Kumtor Gold Company CJSC, Kumtor Operating Company CJSC and Centerra shareholders, as more particularly described and set forth in the management information circular of Centerra dated  , 2022 (the “ Management Information Circular ”), as the same may be modified, amended, or supplemented, is hereby authorized, approved and adopted . 1 . Реорганизация ( «Реорганизация» ) в соответствии с разделом 192 Закона Канады о коммерческих корпоративных организациях ( «ЗКККО» ) с участием компании «Центерра Голд Инк . » ( «Центерра» ), Кыргызской Республики, АО «Кыргызалтын», ЗАО «Кумтор Голд Компани», ЗАО «Кумтор Оперейтинг Компани» и Акционеров компании «Центерра», как более подробно описано и изложено в проспекте с управленческой информацией компании «Центерра» от  2022 года( «Проспект с управленческой информацией» ), который может изменяться, исправляться или дополняться, настоящим разрешается, одобряется и утверждается . 2 . The plan of arrangement (the “ Plan of Arrangement ”) of Centerra, the full text of which is set out in Appendix  to the Management Information Circular, as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted . 2 . План реорганизации ( «План реорганизации» ) компании «Центерра», полный текст которого приводится в Приложении  к Проспекту с управленческой информацией, и который может корректироваться или изменяться в соответствии с его условиями, настоящим разрешается, одобряется и утверждается . 3 . The actions of the directors of Centerra in approving the Arrangement and the actions of the directors and officers of Centerra in executing and delivering the Arrangement and any amendments thereto in accordance with its terms are hereby ratified and approved . 3 . Действия директоров компании «Центерра» по одобрению Реорганизации и действия директоров и должностных лиц компании «Центерра» по подписанию и доставке Реорганизации вместе со всеми изменениями к ней в соответствии с ее условиями, настоящим санкционируются и одобряются .

- 189 - 4 . Centerra is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the “ Court ”) to approve the Arrangement on the terms set forth in the Plan of Arrangement . 4 . Компании «Центерра» настоящим разрешается подать ходатайство в Высший суд Онтарио (дела по хозяйственным спорам) ( «Суд» ) о вынесении окончательного распоряжения об одобрении Реорганизации на условиях, изложенных в Плане реорганизации . 5 . Notwithstanding that this resolution has been duly passed by the shareholders of Centerra or that the Arrangement has been approved by the Court, the Board of Directors of Centerra is hereby authorized and empowered in its sole discretion without further notice to or approval of the shareholders of Centerra to (i) determine when to file the articles of arrangement in respect of the Arrangement, (ii)to amend the Plan of Arrangement, to the extent permitted by the Plan of Arrangement, and (iii) decide not to proceed with the Arrangement or revoke this resolution at any time prior to the issue of a certificate giving effect to the Arrangement . 5 . Несмотря на то, что настоящая резолюция была должным образом принята акционерами компании «Центерра» или что Реорганизация была одобрена Судом, Совет директоров компании «Центерра» настоящим уполномочивается по своему единоличному усмотрению, без дополнительного уведомления или одобрения акционеров компании «Центерра», (i) определить время регистрации договора о реорганизации в отношении Реорганизации, (ii) изменить План реорганизации в установленной в нем степени и (iii) решить не приступать к Реорганизации или отозвать настоящую резолюцию в любое время до выдачи свидетельства о вступлении Реорганизации в силу . 6 . Any two officers of Centerra are hereby authorized and directed for and on behalf of Centerra to execute, under the seal of Centerra or otherwise, and to deliver articles of arrangement to the Director under the CBCA for filing and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and such other documents . 6 . Любым двум должностным лицам компании «Центерра» настоящим разрешается и поручается от имени и в интересах компании «Центерра» подписать с проставлением печати компании «Центерра» или иным образом и вручить Директору по ЗКККО для регистрации договор о реорганизации вместе с такими другими документами, которые необходимы или желательны для введения в действие Реорганизации и Плана реорганизации ; о таком решении будет бесспорно свидетельствовать подписание и вручение такого договора о реорганизации и таких других документов . 7 . Any two officers of Centerra are hereby authorized and directed, for and on behalf of Centerra, to execute or cause to be executed, under the corporate seal of Centerra or otherwise, and to deliver 7 . Любым двум должностным лицам компании «Центерра» настоящим разрешается и поручается от имени и в интересах компании «Центерра» подписать или обеспечить

- 190 - or cause to be delivered, all such other подписание, с проставлением documents and instruments and to корпоративной печати компании perform or cause to be performed all «Центерра» или иным образом, и such other acts and things as in such вручить или обеспечить вручение officers’ opinion may be necessary or всех таких других документов и desirable to give full effect to the инструментов, и совершить или foregoing resolutions and the matters обеспечить совершение всех таких authorized thereby, such determination других действий и формальностей, to be conclusively evidenced by the которые, по мнению таких execution and delivery of such должностных лиц, могут быть document, agreement or instrument or необходимы или желательны для the doing of any such act or thing. введения в действие вышеуказанных резолюций и разрешенных в соответствии с ними мероприятий; о таком решении будет бесспорно свидетельствовать подписание и вручение такого документа, соглашения или инструмента, или совершение такого действия или такой формальности.

- 191 - APPENDIX 15 RTD Termination Deed

From: Centerra Gold Inc. (“ Centerra ”); The Kyrgyz Republic represented by the Cabinet of Ministers of the Kyrgyz Republic (the “ Government ”); and Kumtor Gold Company CJSC (“the Company ”) To: Sequent (U.K.) Limited 1 King William Street EC4N 7AF London United Kingdom (the “ Trustee ”) Dated , 2022 Dear Sirs, DEED OF TERMINATION OF RECLAMATION TRUST DEED We are writing to you in connection with the reclamation trust deed entered into on 25 January 1996 , as amended from time to time, between the Government, the Company, Cameco Corporation, as succeeded by Centerra, and Rothschild Trust Corporation Limited (the former name of Sequent (U . K . ) Limited) (the “ RTD ”) . This letter is intended to be, and is executed and delivered as, a deed . Reference is made in this deed to the global arrangement agreement, dated on or around the date hereof, between, among others, the Government on behalf of the Kyrgyz Republic, Centerra, and, as of the Closing Date, the Company (the “ Arrangement Agreement ”) . 1. INTERPRETATION AND DEFINITIONS 1. Unless otherwise indicated, words and expressions defined in the RTD have the same meaning when used in this deed. 2. “ KGC Reclamation Account ” means the bank account of KGC with the following details: [Redacted - bank account information.]

- 2 - Recultivation account CJSC "Kumtor Gold Соmраnу'' 2. TERMINATION OF THE RECLAMATION TRUST DEED 1. We hereby (having as is hereby testified each obtained separate advice as to the consequences of our actions and the effect of the early termination of the RTD and having furthermore given you due notice herein that no Senior Loan is outstanding nor has any certificate been given to the Trustee as defined in the RTD) DO DIRECT AND DECLARE that if and so soon as the Closing Date as defined in the Arrangement Agreement shall have occurred (and subject as hereafter provided) the RTD shall be brought to an end as if the Secured Obligations had been discharged in full and all due certification as referred to in Clause 9 of the RTD had been provided to you ; and accordingly in that event : (a) We direct you to transfer all cash comprised in the Trust Fund to the KGC Reclamation Account after deducting therefrom such sums as represent any fees due to you and the amount of all costs and expenses duly incurred by you in connection with the RTD or the giving of or your compliance with these instructions or otherwise howsoever in respect of your trusteeship of the RTD ; (b) We expressly confirm and declare that nothing in this deed shall prejudice any lien to which you are entitled over the Trust Fund by virtue of your trusteeship of the RTD and your compliance with these instructions (and in particular no such lien shall be qualified by your having parted with the trust assets) ; and (c) We declare that the account mentioned in paragraph (a) above is specifically designated for the purposes of the reclamation fund of the Company

- 3 - established in connection with the Kumtor Project (as defined in the Arrangement Agreement) (the “ KR Reclamation Fund ”), which shall be used to satisfy the Reclamation Obligations of the Company that remain outstanding as at the date of this deed . 2 . 2 On the Closing Date, Centerra, the Company and the Government shall deliver to you a joint written instruction (in the form set out in the Schedule) confirming that the Closing Date has occurred and instructing you to take the steps set out in Clause 2 . 1 . 3. TRUSTEE PROVISIONS 1. We acknowledge and agree, and in signing this deed you acknowledge and agree, that, with effect from the Closing Date, you shall be released from your obligations as Trustee under the RTD, and the Company and the Government on behalf of the Kyrgyz Republic, on a joint and several basis, shall indemnify you and keep you indemnified (i) in respect of all liabilities and expenses properly incurred by you or by any person appointed by you to whom any trust, power, authority, or discretion may be delegated by you in the execution or purported execution of the powers, authorities or discretions vested in you by this deed, and (ii) in respect of all losses, liabilities, actions, proceedings, claims and demands brought in respect of any matter or thing done or omitted in any way relating to this deed (if any), except to the extent that they are sustained or incurred as a result of your negligence, wilful misconduct or fraud . 2. To the extent the Company and the Kyrgyz Republic fail to perform their obligations under Clause 3 . 1 within 28 days of demand by the Trustee, Centerra shall indemnify you in respect of the liabilities set out in the preceding paragraph . 4. NOTICES 1. Each notice, request, demand, approval, certificate or other communication to be given or made by one person to another under or in connection with this deed shall be given, made or served in writing or by email in English to the following address or email : (a) if to the Company, to: 24 Ibraimova Street Oktyabrsky District Bishkek Kyrgyz Republic 720031 Email: [Redacted - email address.] (b) if to Centerra, to: Centerra Gold Inc. 1 University Avenue, Suite 1500

- 4 - Toronto, Ontario M5J 2P1 Canada Attention: Yousef Rehman, Vice President and General Counsel Email: [Redacted - email address.] (c) if to the Government, to: Suite 702 58A Erkindik Boulevard Bishkek Kyrgyz Republic 720040 Attention: Center for Court Representation under the Ministry of Justice of the Kyrgyz Republic Email: [Redacted - email address.] (d) if to the Trustee, to: [Redacted - personal information.] c/o Sequent (Guernsey) Limited St Julian’s Court St Julian’s Avenue St Peter Port Guernsey GY1 6AX Email: [Redacted - email address.] or to such other address, email as such person may have notified to you and the other parties named above by not less than 5 Business Days’ (as defined in the Arrangement Agreement) notice in writing as the address or email for the time being of such party . 2. Any communication or document made or delivered under or in connection with this deed will only be effective: (a) if by way of hand delivery, when it has been left at the relevant address above or if by way of mail, five calendar days after being deposited in the mail postage prepaid by registered or certified mail in an envelope addressed to the relevant address above ; or (b) if by email, only when actually received (or made available) in readable form, and in the case of any electronic communication or document made or where delivered by Centerra, the Government or the Company to you, only if it is addressed in such a manner as you shall specify for this purpose . 3. Any electronic communication or document which becomes effective, in accordance with the foregoing, after 5:00 p.m. in the place in which the recipient of such

- 5 - communication or document has its address for the purpose of this deed shall be deemed only to become effective on the following Business Day. 5. GOVERNING LAW AND JURISDICTION 1. This deed and any non - contractual obligations arising out of it or in connection with it, is governed by, and construed in accordance with, English law . 2. The courts of England have exclusive jurisdiction to settle any dispute (including claims for set - off and counterclaims) which may arise in connection with the validity, effect, interpretation or performance of, or the legal relationships established by, this deed or otherwise arising in connection with this deed, except that you shall have the exclusive right to bring proceedings in any other court which has jurisdiction by virtue of the Convention on Jurisdiction and Enforcement of Judgments signed on 27 September 1968 (as from time to time amended and extended) . 3. Each party to this deed irrevocably waives any objections on the grounds of venue or forum non conveniens to the jurisdiction of the Courts of England and irrevocably consents to service of process or any other documents in connection with proceedings in any court by email, personal service, delivery at any address specified in this deed or any other usual address, mail or in any other manner permitted by English law, the law of the place of service or the law of the jurisdiction where proceedings are instituted . 6. MISCELLANEOUS 6 . 1 Clauses 19 ( Language ), 21 ( Waivers ), 22 ( Taxes ), 24 ( Partial Invalidity ) and 25 ( Counterparts ) in the RTD shall survive the termination and shall apply mutatis mutandis as if set out in this deed . [ Signatures on next page. ]

- 6 - This letter is executed as a deed and is delivered and takes effect at the date written at the beginning of it. EXECUTED as a DEED and DELIVERED by …………………… Authorised Representative …………………… Authorised Representative on behalf of Centerra Gold Inc. EXECUTED as a DEED and DELIVERED by …………………… Chairman of the Cabinet of Ministers on behalf of the Kyrgyz Republic represented by represented by the Cabinet of Ministers of the Kyrgyz Republic

- 7 - EXECUTED as a DEED and DELIVERED by …………………… External Manager on behalf of Kumtor Gold Company CJSC EXECUTED as a DEED and DELIVERED by …………………… Director …………………… Director/Secretary on behalf of Sequent (U.K.) Limited

- 8 - Schedule Form of Joint Written Instruction To: Sequent (U.K.) Limited 1 King William Street EC4N 7AF London United Kingdom (the “ Trustee ”) 2022 Deed of Termination of the Reclamation Trust Deed (“RTD”) dated 2022 between the Trustee, Centerra Gold Inc., Kumtor Gold Company CJSC and the Kyrgyz Republic represented by the Cabinet of Ministers of the Kyrgyz Republic (the “RTD Termination Deed”). Dear Sirs We hereby confirm that the Closing Date as defined in the RTD Termination Deed has occurred on the date of this instruction . As a result, we instruct you to carry out the transactions set out in Clause 2 . 1 of the RTD Termination Deed . Yours faithfully For and on behalf of Centerra Gold Inc . …………………… Authorised Representative …………………… Authorised Representative For and on behalf of Kumtor Gold Company CJSC …………………… External Manager

- 9 - For and on behalf of the Kyrgyz Republic represented by the Cabinet of Ministers of the Kyrgyz Republic …………………… Chairman of the Cabinet of Ministers

APPENDIX 16 Notices	ПРИЛОЖЕНИЕ 16 Уведомления
1. In writing Any communication to be made under or in connection with this Agreement must be in English and shall be made in writing and be made by letter or email.	**1. В письменном виде** Все сообщения, подлежащие направлению по настоящему Соглашению или в связи с ним, должны быть составлены на английском языке, оформлены в письменном виде и отправлены письмом или по электронной почте.
2. Contact details The contact details for each Party for all communications under this Agreement are (or as otherwise notified to the other Parties by not less than five Business Days' notice): Centerra Gold Inc.: Address: 1 University Avenue, Suite 1500, Toronto, Ontario M5J 2P1 Email: [Redacted - email address.] Attention: Yousef Rehman, Vice President and General Counsel Copy to: Stewart M. Robertson, Sullivan & Cromwell LLP Address: One New Fetter Lane, London, EC4A 1AN Email: [Redacted - email address.] Kyrgyzaltyn JSC: Address: 195 Abdymomunova Street, Bishkek, Kyrgyz Republic, 720040 Email: [Redacted - email address.] The Kyrgyz Republic: Address: Suite 702, 58A Erkindik Boulevard Bishkek, Kyrgyz Republic 720040	**2. Контактные данные** Контактные данные каждой Стороны для направления всех сообщений по настоящему Соглашению приводятся ниже (или же сообщаются другим Сторонам путем их уведомления как минимум за 5 Рабочих дней): Компания «Центерра Голд Инк.»: Адрес: 1 University Avenue, Suite 1500, Toronto, Ontario M5J 2P1 Адрес электронной почты: [Redacted - email address.] Вниманию: Юсеф Реман, вице-президент и главный юрисконсульт (Yousef Rehman, Vice President and General Counsel) Копия: Стюарт М. Робертсон, фирма «Салливан энд Кромвелл» (Stewart M. Robertson, Sullivan & Cromwell LLP) Адрес: One New Fetter Lane, London, EC4A 1AN Адрес электронной почты: [Redacted - email address.] ОАО «Кыргызалтын»: Адрес: Кыргызская Республика, 720040 (индекс), г. Бишкек., ул. Абдымомунова 195 Адрес электронной почты: [Redacted - email address.] Кыргызская Республика: Адрес: Кыргызская Республика, 720040 (индекс), г. Бишкек, Бульвар Эркиндик 58а, кабинет 702

-192-

- 193 - Email: [Redacted - email address.] Attention: Center for Court Representation under the Ministry of Justice of the Kyrgyz Republic Адрес электронной почты: [Redacted - email address.] Вниманию: Центр судебного представительства при Министерстве юстиции Кыргызской Республики Kumtor Gold Company CJSC or Kumtor Operating Company CJSC: Address: 24 Ibraimova Street, Oktyabrsky District, Bishkek 720031, Kyrgyz Republic Email: [Redacted - email address.] ЗАО «Кумтор Голд Компани» или ЗАО «Кумтор Оперейтинг Компани»: Адрес: Кыргызская Республика, Октябрьский район, 720031 (индекс), г. Бишкек, улица Ибраимова, 24 Адрес электронной почты: [Redacted - email address.] Copies to (in the case of notices to Kyrgyzaltyn JSC, The Kyrgyz Republic, Kumtor Gold Company CJSC or Kumtor Operating Company CJSC) Копии подлежат направлению (в случае уведомлений в адрес ОАО «Кыргызалтын», Кыргызской Республики, ЗАО «Кумтор Голд Компани» или ЗАО «Кумтор Оперейтинг Компани») : Joel I. Greenberg Arnold & Porter Kaye Scholer LLP 250 West 55 th Street New York, NY 10019 - 9710 United States of America Email: [Redacted - email address.] Джоэлу И. Гринбергу Arnold & Porter Kaye Scholer LLP 250 West 55 th Street Нью - Йорк, штат Нью - Йорк 10019 - 9710 Соединенные Штаты Америки Адрес электронной почты: [Redacted - email address.] and и Dmitri Evseev Arnold & Porter Kaye Scholer LLP Tower 42 25 Old Broad Street London EC 2 N 1 HQ United Kingdom E - mail : [Redacted - email address . ] Дмитрию Евсееву Arnold & Porter Kaye Scholer LLP Tower 42 25 Old Broad Street Лондон EC2N 1HQ Соединенное Королевство Адрес электронной [Redacted - email address.] почты: 3. Effectiveness Any communication or document made or delivered to any Party in connection with this Agreement will only be effective: (i) if by way of email, at the time when actually received by the respective Party as recipient; (ii) if delivered personally, at the time of delivery; and (iii) if sent by Federal Express, DHL or other generally recognized 3. Действительность Все сообщения или документы, направленные или врученные какой - либо Стороне в связи с настоящим Соглашением, будут действительны только: (i) в случае отправки электронной почтой — в момент фактического получения соответствующей Стороной в качестве получателя; (ii) в случае доставки лично — в

- 194 - international express delivery service, five Business Days after delivery to such service, and if a particular department or officer is specified as part of its address details provided under Appendix 16, if addressed to that department or officer. момент доставки; и (iii) в случае отправки посредством Federal Express, DHL или другой общепризнанной международной службы доставки — через пять Рабочих дней после доставки такой службе, и в случае указания в контактных данных в Приложении 16 конкретного отдела или должностного лица, если адресовано этому отделу или должностному лицу.